

World Acceptance
Corporation

2025
**Annual
Report**

COMPANY PROFILE

WORLD ACCEPTANCE CORPORATION ("World"), which has continuously operated since 1962, is one of the largest small-loan consumer finance companies in the United States, helping over one million customers to unlock their "financial good" annually. World works with its customers to help improve financial wellness while meeting an immediate financial need, celebrating the hundreds of thousands of customers who are able to improve their credit each year. Headquartered in Greenville, South Carolina, World offers the strength and technology of a national financial institution with personalized assistance through its local neighborhood branch network of over 1,000 branches. World is proudly rooted in the communities it serves and sets itself apart as a true financial partner offering an ever-expanding menu of customer-focused services and a commitment to teamwork, community, and care.

World emphasizes quality service and the building of strong personal relationships with its customers. As a result, a substantial portion of World's new customers are from customer referrals. World's loans are generally under $5,000 (avg. $1,975) with maturities of less than 25 months (avg. 12 months).

As of July 9, 2025, World operates 1,014 offices in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah, and Wisconsin.



TABLE OF CONTENTS

TO OUR SHAREHOLDERS

(Dollars in thousands, except per share and statistical data)

	As of and Years Ended March 31,		
Select Statement of Operations Data:	**2025**	2024	Change (%)
Total revenues	**$564,842**	$573,214	-1.46%
Net income	**89,741**	77,346	16.03%
Diluted earnings per share	**16.30**	13.19	23.58%
Selected Balance Sheet Data:			
Gross loans receivable	**$1,225,636**	$1,277,149	-4.03%
Total assets	**1,007,627**	1,056,351	-4.61%
Total debt	**447,857**	498,419	-10.14%
Total shareholders' equity	**439,480**	424,427	3.55%
Selected Ratios:			
Return on average assets	**8.5%**	7.0%	21.43%
Return on average shareholders' equity	**21.0%**	19.1%	9.95%
Shareholders' equity to assets	**43.6%**	40.2%	8.46%
Statistical Data:			
Number of customers at period end	**686,771**	663,228	3.55%
Number of loans made	**1,361,455**	1,288,091	5.70%
Number of offices	**1,024**	1,048	-2.29%

See our Consolidated Financial Statements and accompanying notes included herein.



To Our Shareholders

Dear Fellow Shareholders,

World Acceptance was founded in 1962, and we continued our 63-year-long commitment to responsible, customer-focused lending and disciplined credit management with modest customer growth this year, delivering stable performance amid evolving market dynamics. Highlights for fiscal year 2025 include:

- Total revenue of $564.8 million, with solid contributions from loan interest, fees, and tax preparation services
- Net income per share of $16.30, supported by strong free cash flow of approximately $250 million
- 3.5% increase in the customer base, the largest increase since FY22 to the largest customer base since FY22
- Small loan portfolio has increased to 51.5% of the overall portfolio, up from a low of 41.7% in FY23
- Continued prudent cost controls in an inflationary environment
- Helped 415,000 new and returning customers in FY25, adding to the over six million customers we have helped over the last two decades to meet their immediate financial needs with the opportunity to establish or improve their credit profiles. This is a 12% increase over FY24 and 25% over FY23, all while improving credit quality and portfolio performance
- Credit quality improvement, with high first pay success rates and net charge-offs moderating slightly from 17.7% to 17.5%, even with a 5% increase in customer growth compared to last year
- Repurchased 400,000 shares during FY25, following 295,000 in FY24; with 5.4 million shares remaining outstanding. Cumulatively, we've repurchased approximately 75% of our shares over the last 30 years, returning four times the value to our shareholders from repurchases alone. Since 2018, we have increased the pace, repurchasing 47% of shares due to our strong balance sheet and stable operations amidst varied external conditions

As we enter fiscal year 2026 and focus on continuing these successes for the next 63 years, we will remain committed to many of the successes of FY25:

- Continue to use our strong balance sheet to fund core operations as well as accelerated stock repurchases to return value to our shareholders
- Maintain high-quality underwriting and portfolio performance to allow us to continue enabling marginal credit quality customers to meet their immediate financial needs while providing a pathway into mainstream finance
- Expand our non-installment loan products including tax preparation and expanded testing of our new credit card offering

At World Acceptance, our success is defined not only by financial performance but by the lives we touch. Every loan we make represents more than a transaction – it's often a bridge to opportunity, stability, or a fresh start. For many of the more than six million customers we've helped, we are their first step toward financial inclusion. Our customized lending approach allows us to serve those consumers overlooked by traditional banks and help them gain the financial foothold needed for greater financial independence.

Our strong team is the foundation of that impact. Across over one thousand branches, our dedicated team members bring empathy, professionalism, and integrity to their daily work. We are proud to have once again been recognized as a National Top Workplace in 2025 – our fifth consecutive year of achieving this honor that reflects our people-first culture and the shared values that drive us forward.

Our achievements are a testament to the diligence of our employees, the support of our customers, and the trust of you, our shareholders. We remain steadfast in preserving our mission of "unlocking financial good" while pursuing long-term value.

Thank you for your confidence and partnership.

Sincerely,

R Chad Prashad
President & Chief Executive Officer

Introduction

World Acceptance Corporation, a South Carolina corporation, operates a small-loan consumer finance (installment loan) business in sixteen states as of March 31, 2025. As used herein, the "Company," "we," "our," "us," or similar formulations include World Acceptance Corporation and each of its subsidiaries, except as the context otherwise requires. All references in this report to "fiscal 2026" are to the Company's fiscal year ending March 31, 2026; all references in this report to "fiscal 2025" are to the Company's fiscal year ended March 31, 2025; all references to "fiscal 2024" are to the Company's fiscal year ended March 31, 2024; all references to "fiscal 2023" are to the Company's fiscal year ended March 31, 2023; all references to "fiscal 2022" are to the Company's fiscal year ended March 31, 2022; all references to "fiscal 2021" are to the Company's fiscal year ended March 31, 2021; all references to "fiscal 2019" are to the Company's fiscal year ended March 31, 2019; and all references to "fiscal 2018" are to the Company's fiscal year ended March 31, 2018.

PART I.

Item 1.   Description of Business

General. The Company, which has continuously operated since July 1962, is one of the nation's largest small-loan consumer finance companies, offering short-term small installment loans, medium-term larger installment loans, related credit insurance and ancillary products and services to individuals. The Company offers traditional installment loans generally between $400 and $5,000, with the average loan origination being $1,975 in fiscal 2025. The Company operates 1,024 branches in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Texas, Tennessee, Utah, and Wisconsin as of March 31, 2025. The Company generally serves individuals with limited access to other sources of consumer credit such as banks, credit unions, other consumer finance businesses and credit card lenders. The Company also offers income tax return preparation services to its loan customers and other individuals.

The traditional installment loan industry is a highly fragmented segment of the consumer lending industry. Installment loan finance companies generally make loans to individuals of less than $2,000 with maturities of less than 18 months. These companies approve loans on the basis of the personal creditworthiness of their customers and maintain close contact with borrowers to encourage the repayment or, when appropriate to meet the borrower's needs, the refinancing of loans. By contrast, commercial banks, credit unions and some other consumer finance businesses typically make loans of more than $5,000 with maturities of greater than one year. Those financial institutions generally approve consumer loans on the security of qualifying personal property pledged as collateral or impose more stringent credit requirements than those of small-loan consumer finance companies. As a result of their higher credit standards and specific collateral requirements, commercial banks, credit unions and other consumer finance businesses typically charge lower interest rates and fees and experience lower delinquency and charge-off rates than do small-loan consumer finance companies. Traditional installment loan companies generally charge higher interest rates and fees to compensate for the greater risk of delinquencies and charge-offs and increased loan administration and collection costs.

The majority of the participants in the industry are independent operators with generally less than 100 branches. We believe that competition between small-loan consumer finance companies occurs primarily on the basis of the strength of customer relationships, customer service and reputation in the local community. We believe that our relatively large size affords us a competitive advantage over smaller companies by increasing our access to, and reducing our cost of, capital.

Small-loan consumer finance companies are subject to extensive regulation, supervision, and licensing under various federal and state laws and regulations, as well as local ordinances. Consumer loan offices are licensed under state laws which, in many states, establish maximum loan amounts, interest rates, permissible fees and charges and other aspects of the operation of small-loan consumer finance companies. Furthermore, the industry is subject to numerous federal laws and regulations that affect lending operations. These federal laws require companies to provide complete disclosure of the terms of each loan to the borrower in accordance with specified standards prior to the consummation of the loan transaction. Federal laws also prohibit misleading advertising, protect against discriminatory lending practices and prohibit unfair, deceptive, and abusive credit practices.

Branch Expansion and Consolidation. As of March 31, 2025, the Company had 1,024 branches in 16 states, with over 100 branches located in each of Texas and Georgia. During fiscal 2025, the Company acquired 3 new branches through asset acquisitions and merged 27 branches into other existing branches due to their inability to generate sufficient returns or for efficiency reasons. In fiscal 2026, the Company may open or acquire new branches in its existing market areas or commence operations in new states where it believes demographic profiles and state regulations are attractive. The Company may merge other branches on a case-by-case basis based on profitability or other factors. The Company's ability to continue existing operations and expand its operations in existing or new states is dependent upon, among other things, laws and regulations that permit the Company to operate its business profitably and its ability to obtain necessary regulatory approvals and licenses. There can be no assurance that such laws and regulations will not change in ways that adversely affect the Company or that the Company will be able to obtain any such approvals or consents. See Part 1, Item 1A, "Risk Factors" for a further discussion of risks to our business and plans for expansion.

The Company's expansion is also dependent upon its ability to identify attractive locations for new branches and to hire suitable personnel to staff, manage, and supervise new branches. In evaluating a particular community, the Company examines several factors, including the demographic profile of the community, the existence of an established small-loan consumer finance market and the availability of suitable personnel.

Product Offerings

Installment Loans. We primarily offer pre-computed and interest bearing consumer installment loans with interest and fee income from such loans accounting for 82.3%, 81.7%, and 82.4% of our total revenues in fiscal years 2025, 2024, and 2023, respectively. Our loans are payable in fully-amortizing monthly installments with terms generally from 6 to 14 months and are prepayable at any time without penalty.

The following table sets forth information about our loan products for fiscal 2025:

	Minimum Origination [1]	Maximum Origination [1]	Minimum Term (Months)	Maximum Term (Months)
Small loans	$ 150	$ 2,450	4	33
Large loans	$ 2,500	$ 25,200	9	60

[1] Gross loan net of finance charges.

Specific allowable interest, fees, and other charges vary by state. The finance charge is a combination of origination or acquisition fees, account maintenance fees, monthly account handling fees, interest and other charges permitted by the relevant state laws. As of March 31, 2025, annual percentage rates applicable to our gross loans receivable as defined by the Truth in Lending Act were as follows:

	Amount	Percentage of total gross loans receivable
0 to 36%	$ 512,152,059	41.8 %
Greater than 36%	713,483,859	58.2 %
	$ 1,225,635,918	100.0 %

The average annual percentage rate of our portfolio was 50.3% as of March 31, 2025.

Insurance Related Operations. The Company, as an agent for an unaffiliated insurance company, markets and sells credit life, credit accident and health, credit property and auto, unemployment, and accidental death and dismemberment insurance in connection with its loans in selected states where the sale of such insurance is permitted by law. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender in the event of death. The Company offers credit insurance for all loans originated in Georgia, Indiana, Kentucky, Louisiana, Mississippi and South Carolina, and on a more limited basis in Alabama, Idaho, Oklahoma, Tennessee, Texas and Utah. Customers in those states typically obtain such credit insurance through the Company. Charges for such credit insurance are made at filed, authorized rates and are stated separately in the Company's disclosure to customers, as required by the Truth in Lending Act and by various applicable state laws. In the sale of insurance policies, the Company, as an agent, writes policies only within limitations established by its agency contracts with the insurer. The Company does not sell credit insurance to non-borrowers. These insurance policies provide for the payment of the outstanding balance of the Company's loan upon the occurrence of an insured event. The Company earns a commission on the sale of such credit insurance, which, for most products, is directly impacted by the claims experience of the insurance company on policies sold on its behalf by the Company. In states where commissions on certain products are capped, the commission earned is not directly impacted by the claims experience.

The Company has a wholly-owned, captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company. Certain coverages currently sold by the Company on behalf of the unaffiliated insurance carrier are ceded by the carrier to the captive insurance subsidiary, providing the Company with an additional source of income derived from the earned reinsurance premiums. In fiscal 2025, the captive insurance subsidiary reinsured approximately 11.2% of the credit insurance sold by the Company and contributed approximately $2.4 million to the Company's total revenue.

The table below shows the types of insurance and ancillary products the Company sells by state as of March 31, 2025:

	Credit Life	Credit Accident and Health	Credit Property and Auto	Unemployment	Accidental Death & Dismemberment	Non-file	Automobile Club Membership
Alabama [1]	X	X	X	X			X
Georgia	X	X	X		X	X	X
Idaho [1]	X	X	X	X			X
Illinois							
Indiana	X	X	X	X		X	X
Kentucky	X	X	X	X		X	X
Louisiana	X	X	X		X	X	X
Mississippi	X	X	X				X
Missouri							X
New Mexico							
Oklahoma [1]	X	X	X	X			X
South Carolina	X	X	X	X		X	X
Tennessee [1]	X	X	X	X			X
Texas [1]	X	X	X	X			X
Utah [1]	X	X	X	X	X		X
Wisconsin							X

[1] Credit insurance is offered for certain loans.

Non-Filing Insurance. Non-filing insurance premiums are charged to customers where allowed by state law in lieu of recording and perfecting the Company's security interest in the assets pledged. In the event of default, rather than exercising rights in a lien as a lender might otherwise do, the insured can file a claim with the insurer for reimbursement. Non-filing insurance premiums are equal in aggregate amount to the premiums paid by the Company and are passed through to a third-party insurance company. Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. The Company does not profit from the purchase of non-filing insurance other than through an offset to its charge-offs.

Automobile Club Memberships. The Company also offers automobile club memberships to its borrowers in Alabama, Georgia, Idaho, Indiana, Kentucky, Louisiana, Mississippi, Missouri, Oklahoma, Tennessee, Texas, South Carolina, Utah and Wisconsin, as an agent for an unaffiliated automobile club. Club memberships entitle members to automobile breakdown coverage, towing reimbursement and related services. The Company is paid a commission on each membership sold, but has no responsibility for administering the club, paying benefits or providing services to club members. The Company primarily sells automobile club memberships to borrowers.

Tax Preparation Services and Advances. The Company also offers income tax return preparation and electronic filing services. This program is provided in all but a few of the Company's branches. The Company prepared approximately 82,000, 83,000 and 75,000 returns in fiscal years 2025, 2024, and 2023, respectively. Net revenue generated by the Company from this program during fiscal 2025, 2024, and 2023 amounted to approximately $37.2 million, $29.5 million, and $24.0 million, respectively. In addition, our tax customers are eligible to receive an interest and fee-free tax advance loan which is generally a percentage of the anticipated tax refund amount. The Company believes that this is a beneficial service for its existing customer base as well as non-loan customers, and it plans to continue to promote this program.

The following table sets forth information about our tax advance loan product for fiscal 2025:

	Minimum Origination	Maximum Origination	Minimum Term (Months)	Maximum Term (Months)
Tax advance loans	$ 500	$ 7,000	8	35

Loan Receivables. The following table sets forth the composition of the Company's gross loans receivable by state at March 31 of each year from 2016 through 2025:

	At March 31,									
State	**2025**	2024	2023	2022	2021	2020	2019	2018	2017	2016
Alabama	**6 %**	6 %	6 %	7 %	6 %	5 %	5 %	5 %	4 %	6 %
Georgia	**12**	12	13	13	13	13	13	14	15	13
Idaho [(1)]	**1**	1	1	1	1	1	1	—	—	—
Illinois	**10**	10	10	10	8	8	7	7	7	7
Indiana	**2**	3	2	3	2	2	2	2	2	1
Kentucky	**6**	6	6	6	7	8	8	9	10	10
Louisiana	**4**	4	4	3	3	3	3	2	2	2
Mississippi	**2**	2	2	2	2	1	1	1	1	—
Missouri	**7**	7	7	7	8	8	7	7	7	8
New Mexico	**5**	5	4	2	2	2	2	2	2	2
Oklahoma	**6**	6	6	6	6	6	7	7	7	8
South Carolina	**8**	7	8	8	10	10	9	10	11	10
Tennessee	**8**	9	9	10	11	11	12	13	13	13
Texas	**21**	20	20	20	19	19	21	19	18	19
Utah [(2)]	**1**	1	1	1	1	1	—	—	—	—
Wisconsin	**1**	1	1	1	1	2	2	2	1	1
Total	**100 %**	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

[(1)] The Company commenced operations in Idaho in October 2014.

[(2)] The Company commenced operations in Utah in October 2018.

The following table sets forth the total number of loans, the average gross loan balance, and the gross loan balance by state at March 31, 2025:

	Total Number of Loans	Average Gross Loan Balance	Gross Loan Balance (thousands)
Alabama	50,756	$ 1,514	$ 76,831
Georgia	85,242	1,644	140,116
Idaho	6,015	1,521	9,151
Illinois	46,850	2,673	125,219
Indiana	19,922	1,456	29,016
Kentucky	43,944	1,737	76,341
Louisiana	30,948	1,721	53,271
Mississippi	22,580	1,277	28,835
Missouri	30,770	2,626	80,799
New Mexico	32,682	1,956	63,933
Oklahoma	37,089	1,808	67,056
South Carolina	50,969	1,931	98,424
Tennessee	53,959	1,885	101,711
Texas	171,567	1,507	258,524
Utah	4,157	1,696	7,052
Wisconsin	6,106	1,532	9,357
Total	693,556	$ 1,767	$ 1,225,636

Seasonality. The Company's highest loan demand generally occurs from October to December, its third fiscal quarter. Loan demand is generally lowest and loan repayment highest from January to March, its fourth fiscal quarter. Consequently, the Company experiences significant seasonal fluctuations in its operating results and cash needs. Operating results for the Company's third fiscal quarter are generally lower than in other quarters, and operating results for its fourth fiscal quarter are generally higher than in other quarters.

Operations

Lending Operations. The Company seeks to provide short-term consumer installment loans to the segment of the population that has limited access to other sources of credit. In evaluating the creditworthiness of potential customers, the Company primarily examines the individual's discretionary income, length of current employment and/or sources of income, duration of residence, and prior credit experience. Loans are made to individuals on the basis of their discretionary income and other factors and are limited to amounts we believe that customers can reasonably be expected to repay from that income given our assessment of their stability and ability and willingness to pay. The Company also generates a proprietary credit score in assisting loan decisions to potential new customers that evaluates key attributes such as payment history, outstanding debt, length of credit history, number of credit inquiries as well as credit mix. All loan applicants are required to complete standardized credit applications online, in person, or by telephone. Each of the Company's local branches are equipped to perform rapid background, employment, and credit bureau checks and approve loan applications promptly. The Company's employees verify the applicant's sources of income and credit history. Substantially all new customers are required to submit a listing of personal property that will serve as collateral to secure the loan, but the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral. Accordingly, if the customer were to default in the repayment of the loan, the Company may not be able to recover the outstanding loan balance by resorting to the sale of collateral.

New Loans to Current and Former Customers. The Company believes that development and continual reinforcement of personal relationships with customers improves the Company's ability to monitor their creditworthiness, reduce credit risk, and generate customer loyalty. It is not unusual for the Company to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after the borrower had reduced the existing loan's outstanding balance by making multiple payments. In determining whether to refinance existing loans, the Company typically requires loans to be current on a recency basis, and repeat customers are generally required to complete a new credit application if they have not completed one within the prior year.

A refinancing represents a new loan transaction with a present customer in which a portion of the new loan proceeds is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. In many cases the existing customer's past performance and established creditworthiness with the Company qualifies that customer for a larger loan. For fiscal 2025, 2024, and 2023, the percentages of the Company's loan originations that were refinancings of existing loans were 65.7%, 67.3%, and 71.4%, respectively.

The Company allows refinancing of delinquent loans on a case-by-case basis for those customers who otherwise satisfy the Company's credit standards. Each such refinancing is carefully examined before approval in an effort to avoid increasing credit risk. A delinquent loan generally may be refinanced only if the customer has made payments that, together with any credits of insurance premiums or other charges to which the customer is entitled in connection with the refinancing, reduce the balance due on the loan to an amount equal to or less than the original cash advance made in connection with the loan. The Company does not allow the amount of the new loan to exceed the original amount of the delinquent loan. The Company believes that refinancing delinquent loans for certain customers who have made periodic payments allows the Company to increase its average loans outstanding and its interest, fees and other income without experiencing a significant increase in loan losses. These refinancings also provide a resolution to temporary financial setbacks for these borrowers and sustain their credit rating. Refinancings of delinquent loans represented 1.0%, 1.3%, and 1.4% of the Company's loan volume in fiscal 2025, 2024, and 2023, respectively.

Approximately 17.7%, 18.8%, and 16.9% of the Company's loans were generated through the origination of new loans to previous customers in fiscal 2025, 2024, and 2023, respectively.

Collection Operations. To reduce late payment risk, local branch staff encourage customers to inform the Company in advance of expected payment problems. Delinquent customers are promptly contacted following any payment due date through phone calls, letters, emails, or texts until payment is received or some other resolution is reached. The Company also has a centralized collections team that primarily focuses on customers who have become more than 90 days past due on a recency basis. In Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, Tennessee, Utah, and Wisconsin, the Company is permitted under state laws to garnish customers' wages, within certain circumstances, for repayment of loans, but the Company does not otherwise generally resort to litigation for collection purposes and only attempts to foreclose on collateral in limited cases.

Monitoring and Supervision. Several levels of management monitor and supervise the operations of each of the Company's branches. Senior management has access to daily delinquency, loan volume, charge-off, and other statistical data on a consolidated, state and branch level. District managers evaluate branch performance in their geographic area, communicate regularly with branch managers regarding operations and submit standardized reports detailing their efforts and findings to the Company's senior management. Regional vice presidents monitor the performance of all branches within their states and communicate regularly with district managers. The Company takes a risk-based approach to determine internal audit frequency. Each branch undergoes periodic audits which include an examination of cash balances and compliance with Company loan approval, review and collection procedures, and compliance with federal and state laws and regulations.

Staff and Training. Local branches are staffed with a minimum of two employees. The branch manager supervises and administers operations of the branch and is responsible for approving all borrower loan applications and requests for increases in the amount of credit extended. Each branch generally has one or two financial service representatives who take loan applications, process loan applications, apply payments, and assist in the preparation of operational reports, collection efforts, and marketing activities. Larger branches may employ additional financial service representatives.

New employees are required to review detailed training materials that explain the Company's operating policies and procedures. The Company tests each employee on the training materials during the first year of employment. In addition, each branch associate completes an online training session and attends periodic training sessions outside the branch. The Company utilizes an enhanced training tool, which provides continuous, real-time, online training to all locations. This allows for more training opportunities to be available to all employees throughout the course of their career with the Company.

Advertising. The Company actively advertises through direct mail, digital platforms, email and SMS/text, targeting both its present and former customers and potential customers who have used other sources of consumer credit. In addition to the general promotion of its loans for last-minute needs, back-to-school needs and other uses, the Company advertises extensively during the October through December holiday season and in connection with new branch openings. The Company believes its advertising contributes to its ability to compete effectively with other providers of small-loan consumer credit. Advertising expenses as a percent of revenue were approximately 1.8%, 1.7%, and 1.0% in fiscal 2025, 2024, and 2023, respectively.

Competition. The small-loan consumer finance industry is highly fragmented, with numerous competitors. The majority of the Company's competitors are independent operators with generally less than 100 branches. Competition from community banks and credit unions is limited because they typically do not make loans of less than $5,000. We believe that online lending could be affecting the consumer lending market within which we operate. While it currently appears online lenders are marketing to a different customer segment than that of our primary customers, some of our customers may overlap.

The Company believes that competition between small-loan consumer finance companies occurs primarily on the basis of the strength of customer relationships, customer service, and reputation in the local community. The Company believes that its relatively larger size affords it a competitive advantage over smaller companies by increasing its access to, and reducing its cost of, capital.

Several of the states in which the Company currently operates limit the size of loans made by small-loan consumer finance companies and prohibit the extension of more than one loan to a customer by any one company. As a result, many customers borrow from more than one finance company, which enables the Company, subject to the limitations of various consumer protection and privacy statutes, including, but not limited to, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act, to obtain information on the credit history of specific customers from other consumer finance companies.

Human Capital Resources

Our Mission. At World Acceptance Corporation, our employees create possibilities by embracing our mission to partner with customers to unlock their financial good. Creating a culture of opportunity for our employees is key to supporting this mission.

Our Employees. As a people-focused finance company, we value our employees by investing in competitive compensation and benefit packages and a vibrant, team-oriented environment centered on professional service and open communication. We strive to build and maintain a high-performing culture and believe in operating by strong values.

We value feedback from our employees and participate in an annual engagement survey that resulted in being named by Energage as a Top Workplaces USA winner in 2024, 2023, 2022, and 2021.

During fiscal 2025, our human capital efforts were focused on accelerating the transformation of our technology for workforce management through investments in upgraded systems and processes, and continuing to increase our agility to meet the quickly changing needs of the business. The Company maintains strong relations with its employees and seeks to hire people who will become long-term employees, and, as a result, the vast majority of our field leadership has been promoted from within.

As of March 31, 2025, we employed 2,838 full and part-time employees, approximately 260 of whom were corporate employees located in our main corporate office in Greenville, South Carolina and approximately 2,600 of whom were branch-based employees located in 16 states throughout the United States. None of our employees belong to a union or are party to any collective bargaining or similar agreement.

We strive toward having a powerful and diverse team of employees, knowing we are better together with our combined wisdom and intellect. With a commitment to an inclusive workplace where our employees can thrive and achieve their potential, we focus on understanding, accepting, and valuing each of our employees.

As of March 31, 2025, our employees had the following gender, race and ethnicity demographics:

Gender - All Employees	
Female	85.44%
Male	14.52%
Not provided	0.04%

Race/Ethnicity - All Employees	
White	53.88%
Hispanic or Latino	19.66%
Black or African American	16.21%
Other Race/Ethnicity	3.80%
Not provided	6.45%

Total Rewards. We provide a comprehensive suite of benefits designed to help employees and their families stay healthy, meet their financial goals, protect their income and help them balance their work and personal lives. We provide competitive pay, as well as a wide array of benefits including the following:

- Healthcare benefits, including medical, dental and vision, and flexible spending accounts
- A 401(k) Plan (with an employer matching contribution)
- Company-paid basic life insurance and long-term and short-term disability
- Vacation, sick and holiday paid-time off, as well as volunteer paid time off and paid parental leave
- Time off donation program for employees experiencing medical emergencies
- Financial assistance program for employees impacted by natural disasters
- Dependent Scholarship Program

Training and Development. We believe the development of our employees is key to our future success and are focused on delivering programs designed to increase our internal talent pools at all levels within the organization.

Information about our Executive Officers. The names and ages, positions, terms of office and periods of service of each of the Company's executive officers (and other business experience for executive officers who have served as such for less than five years) are set forth below.

Name and Age	Position	Period of Service as Executive Officer and Pre-Executive Officer Experience (if an Executive Officer for Less Than Five Years)
R. Chad Prashad (44)	President and Chief Executive Officer	- President and Chief Executive Officer since June 2018 - Senior Vice President, Chief Strategy & Analytics Officer from February 2018 to June 2018 - Vice President of Analytics from June 2014 to February 2018 - Senior Director of Strategy Development for Resurgent Capital Services (a consumer debt managing and servicing company) from 2013 to June 2014 - Director of Legal Strategy for Resurgent Capital Services from 2009 to 2013

John L. Calmes Jr. (45)	Executive Vice President, Chief Financial and Strategy Officer, and Treasurer	• Executive Vice President, Chief Financial and Strategy Officer and Treasurer since October 2018 • Senior Vice President, Chief Financial Officer and Treasurer from November 2015 to October 2018 • Vice President, Chief Financial Officer and Treasurer from December 2013 to November 2015 • Director of Finance - Corporate and Investment Banking Division of Bank of Tokyo-Mitsubishi UFJ in 2013 • Senior Manager of PricewaterhouseCoopers from 2011 to 2013; Manager of PricewaterhouseCoopers from 2008 to 2011
D. Clinton Dyer (52)	Executive Vice President and Chief Branch Operations Officer	• Executive Vice President and Chief Branch Operations Officer since February 2018 • Executive Vice President of Branch Operations from September 2016 to February 2018 • Senior Vice President, Southeastern Division from November 2015 to September 2016 • Senior Vice President, Central Division from June 2005 to November 2015 • Vice President, Operations –Tennessee and Kentucky from April 2002 to June 2005
Luke J. Umstetter (45)	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary	• Senior Vice President, Secretary and General Counsel since August 2018 • General Counsel and Chief Compliance Officer for Shellpoint Mortgage Servicing from December 2015 to August 2018 • General Counsel for Global Lending Services from May 2015 to December 2015 • Managing Counsel for Resurgent Capital Services, June 2009 to May 2015
A. Lindsay Caulder (49)	Senior Vice President, Human Resources	• Senior Vice President, Human Resources since October 2018 • Vice President, Human Resources from February 2016 to October 2018 • Divisional Vice President - Human Resources of Family Dollar Corporation, a nationwide variety retail chain, from 2012 to 2016 • Director - Learning and Talent Acquisition of Family Dollar Corporation from 2009-2012
Jason E. Childers (50)	Senior Vice President, Information Technology	• Senior Vice President, Information Technology since October 2018 • Vice President of IT Strategic Solutions from April 2016 to October 2018 • Partner and Head of IT at Sabal Financial Group, LP from March 2009 until April 2016
Scott McIntyre (48)	Senior Vice President, Accounting	• Senior Vice President of Accounting since October 2018 • Vice President of Accounting-US from June 2013 to October 2018 • Controller-US from June 2011 to June 2013

Government Regulation

Small-loan consumer finance companies are subject to extensive regulation, supervision, and licensing under various federal and state statutes, ordinances, and regulations. See Part I, Item 1A, "Risk Factors", for a discussion of the risks related to our extensive regulation.

State Regulations and Legislation. The Company is subject to numerous state laws and regulations that affect our lending activities. Many of these regulations impose detailed and complex constraints on the terms of our loans, lending forms and operations. Further, there is a trend of increased state regulation on loan origination, servicing, and collection procedures, as well as more detailed reporting and examinations, and coordination of examinations among the states. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary, or other penalties. Generally, state regulations also establish minimum capital requirements for each local branch. Accordingly, the ability of the Company to expand by acquiring existing branches and opening new branches will depend in part on obtaining the necessary regulatory approvals.

For example, Texas regulation requires the approval of the Texas Consumer Credit Commissioner for the acquisition, directly or indirectly, of more than 10% of the voting or common stock of a consumer finance company. A Louisiana statute prohibits any person from acquiring control of 25% or more of the shares of stock of a licensed consumer lender, such as the Company, without first obtaining a license as a consumer lender. The overall effect of these laws, and similar laws in other states, is to make it more difficult to acquire a consumer finance company than it might be to acquire control of an unregulated company.

All of the Company's branches are licensed under the laws of the state in which the branch is located. Licenses in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In the states in which the Company currently operates, licenses may be revoked only after an administrative hearing.

The Company and its operations are regulated by a variety of state agencies in the jurisdictions in which the Company operates, including those related to banking, finance, financial institutions and consumer credit. These state regulatory agencies audit the Company's local branches from time to time, and most state agencies perform an annual compliance audit of the Company's operations in that state.

Insurance Regulations. The Company is also subject to state regulations governing insurance agents in the states in which it sells credit insurance. State insurance regulations require that insurance agents be licensed, govern the commissions that may be paid to agents in connection with the sale of credit insurance and limit the premium amount charged for such insurance. The Company's captive insurance subsidiary is regulated by the insurance authorities of the Turks and Caicos Islands of the British West Indies, where the subsidiary is organized and domiciled.

In addition, state authorities regulate and supervise the Company's insurance operations. The extent of such regulation varies by product and by state, but relate primarily to the following: licensing; conduct of business, including marketing and sales practices; periodic financial and market conduct examination of the affairs of insurers; form and content of required financial reports; standards of solvency; limitations on the payment of dividends and other affiliate transactions; types of products offered; approval of policy forms and premium rates; formulas used to calculate any unearned premium refund due to an insured customer; permissible investments; deposits of securities for the benefit of policyholders; reserve requirements for unearned premiums, losses, and other purposes; and claims processing.

Consumer finance companies are affected by changes in state and federal statutes and regulations. The Company actively participates in trade associations and in lobbying efforts in the states in which it operates and at the federal level. There have been, and the Company expects that there will continue to be, media attention, initiatives, discussions, proposals, and legislation regarding the entire consumer credit industry, as well as our particular installment loan business, and possible significant changes to the laws and regulations that govern our business, or the authority exercised pursuant to those laws and regulations. In some cases, proposed or pending legislative or regulatory changes have been introduced that would, if enacted, have a material adverse effect on, or possibly even eliminate, our ability to continue our current business. We can give no assurance that the laws and regulations that govern our business, or the interpretation or administration of those laws and regulations, will remain unchanged or that any such future changes will not materially and adversely affect, or in the worst case, eliminate, the Company's lending practices, operations, profitability, or prospects. See "Federal legislation" below and Part I, Item 1A, "Risk Factors," for a further discussion of the potential impact of regulatory changes on our business.

Federal legislation. In addition to state and local laws and regulations, we are subject to numerous federal laws and regulations that affect our lending operations. These laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Military Lending Act, the Fair Credit Reporting Act, and the regulations thereunder, and the Federal Trade Commission's Credit Practices Rule. These laws require the Company to provide complete disclosure of the principal terms of each loan to the borrower prior to the consummation of the loan transaction, prohibit misleading advertising, protect against discriminatory lending practices, and prohibit unfair, deceptive, or abusive credit practices. Violations of these statutes and regulations may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices, and the potential forfeiture of rights to repayment of loans.

Over the last several years, the laws and regulations directly affecting our lending activities have been under review and are subject to change as a result of various developments and changes in economic conditions, the make-up of the executive and legislative branches of government, and the political and media focus on issues of consumer and borrower protection. See Part I, Item 1A, "Risk Factors".

Various legislative proposals addressing consumer credit transactions have been passed in recent years or are currently pending in the U.S. Congress. Congressional members continue to receive pressure from consumer activists and other industry opposition groups to adopt legislation to address various aspects of consumer credit transactions. The Dodd-Frank Act established the CFPB, which has sweeping regulatory, supervisory, and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of non-depository lenders and to promulgate rules that can affect the practices and activities of lenders. The CFPB continues to engage in the announcement and implementation of various plans and initiatives generally in the area of consumer financial transactions. Some of these CFPB announced plans and initiatives, if implemented or continued, would directly affect certain loan products we currently offer and subject us to the CFPB's supervisory authority. However, the CFPB has recently signaled that, under current leadership, it would take a less aggressive posture with respect to supervision and enforcement of regulated entities. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Matters," for more information regarding the CFPB's regulatory initiatives.

In addition to the grant of certain regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law.

Although the Dodd-Frank Act prohibits the CFPB from setting interest rates on consumer loans, efforts to create a federal usury cap, applicable to all consumer credit transactions and substantially below rates at which the Company could continue to operate profitably, are still ongoing. Any federal legislative or regulatory action that severely restricts or prohibits the provision of small-loan consumer credit, similar services and related products on terms substantially similar to those we currently provide would, if enacted, have a material, adverse impact on our business, prospects, results of operations and financial condition. Any federal law that would impose a national 36% or similar annualized credit rate cap on our services would, if enacted, almost certainly eliminate our ability to continue our current operations. See Part I, Item 1A, "Risk Factors" - "Federal legislative or regulatory proposals, initiatives, actions or changes that are adverse to our operations or result in adverse regulatory proceedings, or our failure to comply with existing or future federal laws and regulations, could force us to modify, suspend, or cease part or all of our nationwide operations," for further information regarding the potential impact of adverse legislative and regulatory changes.

Available Information. The Company maintains a website, "www.LoansByWorld.com," where interested persons will be able to access free of charge, among other information, the Company's annual reports on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, as well as any amendments to these filings via a link to a third-party website. These documents are available for access as soon as reasonably practicable after we electronically file these documents with the SEC. The Company files these reports with the SEC via the SEC's EDGAR filing system, and such reports also may be accessed via the SEC's EDGAR database at www.sec.gov/edgar. Information included on or linked to our website is not incorporated by reference into this annual report.

Item 1A.   Risk Factors

Forward-Looking Statements

This annual report contains various "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs and assumptions, as well as information currently available to management. Statements other than those of historical fact, including, but not limited to those identified by the use of words such as "anticipate," "estimate," "intend," "plan," "expect," "project," "believe," "may," "will," "should," "would," "could," "continue," "forecast," "probable," and any variations of the foregoing and similar expressions, are forward-looking statements. Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual financial results, performance or financial condition may vary materially from those anticipated, estimated, expected or implied by any forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Investors should consider the risk factors described in this annual report, in addition to the other information presented in this annual report and the other reports and registration statements the Company files with or furnishes to the SEC from time to time, in evaluating us, our business, and an investment in our securities. Any of the risk factors described in this annual report, as well as other risks, uncertainties, and possibly inaccurate assumptions underlying our plans and expectations, could result in harm to our business, results of operations and financial condition and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in our Company. These factors, among others, could also cause actual results to differ materially from those we have experienced in the past or those we may express or imply from time to time in any forward-looking statements we make. Investors are advised that it is impossible to identify or predict all risks, and those risks not currently known to us or those we currently deem immaterial could also affect us in the future. The following risks should not be construed as exclusive and should be read with the other cautionary statements that are in this annual report on Form 10-K. The Company does not undertake any obligation to update forward-looking statements, except as may be required by law, whether as a result of new information, future developments, or otherwise.

Negative media coverage or public perception of consumer installment loans as predatory or abusive may materially impact our business performance, growth prospects, and financial condition.

Consumer activist groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict our products and services. These critics frequently characterize our products and services as predatory or abusive toward consumers. If this negative characterization of the consumer installment loans we make and/or ancillary services we provide becomes widely accepted by government policy makers or is embodied in legislative, regulatory, policy or litigation developments that adversely affect our ability to continue offering our products and services or the profitability of these products and services, our business, results of operations and financial condition would be materially and adversely affected. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action regarding consumer lending may adversely impact perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

Fluctuations in interest rates may negatively impact borrowing costs, profitability, and overall liquidity.

Interest rate risk arises from the possibility that changes in interest rates will affect our results of operations and financial condition. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. In response to elevated inflation, the Federal Reserve Board increased interest rates on several occasions during calendar 2022 and 2023 and subsequently decreased rates in calendar 2024. The Federal Reserve Board has indicated that it could raise rates further, if deemed necessary, to combat continued inflation growth. The Federal Reserve Board has also expressed concern about stagflation.

In addition, our profitability may be directly affected by the level of and fluctuations in interest rates, whether caused by changes in economic conditions or other factors that affect our borrowing costs. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our revolving credit facility or any other floating interest rate obligations we may incur. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. See Part II, Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" for additional information regarding our interest rate risk.

The Company's lending activities risk the potential of borrower default, which may impact earnings and asset quality.

Our ability to collect on loans to individuals, our single largest asset group, depends on the ability and willingness of our borrowers to repay such loans. Our customers generally do not qualify for, or have difficulty qualifying for, credit from traditional sources of consumer credit. These traditional sources of consumer credit typically impose more stringent credit requirements than the personal loan products that we provide. As a result, the historical delinquency and default experience on our loans may be higher than those experienced by financial products arising from traditional sources of consumer credit.

Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, unemployment rates, the cost of consumer goods (particularly, but not limited to, food and energy costs) and inflationary pressures, disposable income, interest rates, health crises, natural disasters, acts of war or terrorism, political or social conditions, divorce, death, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition. Additionally, delinquency and default experience on our loans is likely to be more sensitive to changes in the economic climate in the areas in which our borrowers reside. Although new customers are required to submit a listing of personal property that will serve as collateral to secure their loans, the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral. Additionally, increases in the size of the loans we offer and average loan size could increase the chance a borrower does not meet their obligations to us and could further increase our credit risk. Additional information regarding our credit risk is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation-Allowance for Credit Losses."

The Company's insurance operations face risks related to claims volatility, catastrophic events, underwriting performance, and reliance on a primary distribution channel.

Insurance claims and policyholder liabilities are difficult to predict and may exceed the related reserves set aside for claims (losses) and associated expenses for claims adjudication (loss adjustment expenses). Additionally, events such as cybersecurity attacks and breaches and other types of catastrophes, and prolonged economic downturns, could adversely affect our financial condition and results of operations. Other risks relating to our insurance operations include changes to laws and regulations applicable to us, as well as changes to the regulatory environment, such as: changes to laws or regulations affecting capital and reserve requirements; frequency and type of regulatory monitoring and reporting; restrictions on sales process, consumer privacy, use of customer data and data security; benefits or loss ratio requirements; insurance producer licensing or appointment requirements; required disclosures to consumers; and collateral protection insurance (i.e., insurance some of our lender companies purchase, at the customer's expense, on that customer's loan collateral for the periods of time the customer fails to adequately, as required by his loan, insure his collateral).

If actual credit losses exceed projected estimates, the Company may be required to increase the provision, negatively impacting earnings and financial results.

To estimate the appropriate level of allowance for credit losses, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loan receivables outstanding, historical loan receivable charge-offs, our current collection patterns, and economic trends. Our methodology for establishing our allowance for credit losses is based on the guidance in ASC 326, and, in part, on our historic loss experience. If customer behavior changes as a result of economic, political, social, or other conditions, or if we are unable to predict how these conditions may affect our allowance for credit losses, our allowance for credit losses may be inadequate. Our allowance for credit losses is an estimate, and if actual credit losses are materially greater than our allowance for credit losses, our provision for credit losses would increase, which would result in a decline in our future earnings, and thus our results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for credit losses. Additional information regarding our allowance for credit losses is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Allowance for Credit Losses."

A significant concentration of revenue in certain states increases exposure to regional economic, regulatory, or legislative changes that could adversely affect the Company.

We currently operate consumer installment loan branches in sixteen states in the United States. Any adverse legislative or regulatory change in any one of our states or an economic downturn or catastrophic event that disproportionately affects one or more of our states, including in any of our larger states, could have a material adverse effect on our business, prospects, and results of operations or financial condition. See Part I, Item 1, "Description of Business" for information regarding the size of our business in the various states in which we operate.

Adverse economic conditions—such as inflation, unemployment, interest rate volatility, or reduced consumer spending may impair the Company's ability to execute business strategy and could materially impact it's financial position, operating results, and cash flows.

Uncertainty and deterioration in general economic conditions in the U.S. historically have created a difficult operating environment for consumer lending. Our financial performance generally, and in particular the ability of our borrowers to make payments on outstanding loans, is highly dependent upon the business and economic environments in the markets where we operate and in the United States as a whole. Many factors, including factors that are beyond our control, may impact our financial position, liquidity, and results of operations and depend on management's ability to execute our business strategy. The U.S. economy is undergoing a period of significant uncertainty. These macro-economic factors include general inflation, tariffs and retaliatory tariffs, price increases, unemployment levels, housing markets, commodity prices, energy costs, volatile interest rates, natural disasters, acts of war and terrorism. Additionally, many of our customers are primarily non-prime borrowers, who have historically been more likely to be affected by adverse macro-economic factors than prime borrowers. Currently, due to a number of factors, the global economy is experiencing significant uncertainty with respect to trade and tariffs and the possibility that significant inflationary pressures will develop. We cannot predict the timing or the duration of any trade wars or retaliatory tariffs, inflation or downturn in the economy and we are not immune to the effects of general worldwide economic conditions. During an economic downturn or recession, demand for credit products often decreases and credit losses in the financial services industry generally increase. Additionally, during an economic downturn, our loan servicing costs and collection costs may increase as we may have to expend greater time and resources on these activities.

Key factors involved in the execution of our business strategy include achieving our desired loan volume and pricing strategies, the use of effective credit risk management techniques, marketing and servicing strategies, continued investment in technology to support operating efficiency, and continued access to funding and liquidity sources. Although our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints, there can be no assurance that this strategy will have its intended effect. Our failure or inability to execute any element of our business strategy, due to economic conditions or otherwise, could materially adversely affect our financial position, liquidity, and results of operations.

The Company's ability to achieve growth objectives may be hindered by external factors such as regulatory changes, economic shifts, competitive pressure, or operational constraints beyond it's control.

Our growth strategy includes opening and acquiring branches in existing and new markets and is subject to significant risks, some of which are beyond our control, including:

- the prevailing laws and regulatory environment of each state in which we operate or seek to operate, and, to the extent applicable, federal laws and regulations, which are subject to change at any time;
- our ability to obtain and maintain any regulatory approvals, government permits, or licenses that may be required;
- the degree of competition in new markets and its effect on our ability to attract new customers;
- our ability to obtain adequate financing for our expansion plans; and
- our ability to attract, train, and retain qualified personnel to staff our new operations.

Limited product and business diversification may expose the Company to greater earnings volatility and heighten sensitivity to external market or regulatory changes, compared to more diversified peers.

Our primary business activity is offering small consumer installment loans together with, in some states in which we operate, related ancillary products. Thus, any developments, whether regulatory, economic or otherwise, that would hinder, reduce the profitability of, or limit our ability to operate our small consumer installment loan business on the terms currently conducted would have a direct and adverse impact on our business, profitability, and perhaps even our viability. Our current lack of product and business diversification could inhibit our opportunities for growth, reduce our revenues and profits, and make us more susceptible to earnings fluctuations than many other financial institutions whose operations are more diversified.

A decline in demand for products—combined with failure to adapt offerings or strategy—could negatively impact the business and operating results.

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial condition, regulatory restrictions that decrease customer access to particular products, or the availability of competing products, including through alternative or competing marketing channels. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime, and other demographic influences, any of which may quickly change, thereby negatively impacting demand for our products in the area. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products and channels to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and by that time it may be too late to make further modifications to such product without causing further harm to our business, results of operations, and financial condition.

Failures or circumvention of loan underwriting, processing, or servicing policies may lead to credit losses or operational breakdowns that adversely impact results.

We rely on certain inputs and verifications in the underwriting process to be performed by individual personnel at the branch level or a centralized location. If the training or supervision of our personnel fails to be effective, or if we are unable to attract and retain qualified employees, it is possible that our underwriting criteria would be improperly applied to a greater percentage of such applications. If such improper applications were to increase, delinquency and losses on our loan portfolio could increase and could increase significantly. In addition, we rely on certain third-party service providers in connection with loan underwriting and origination. Any error or failure by a third-party service provider in providing loan underwriting and origination services may cause us to originate loans to borrowers that do not meet our underwriting standards.

In addition, in deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely heavily on information provided by customers, counterparties, and other third parties, including credit bureaus and data aggregators, the inaccuracy or incompleteness of which may adversely affect our results of operations. We further rely on representations of customers and counterparties as to the accuracy and completeness of that information. If a significant percentage of our customers were to intentionally or negligently misrepresent any of this information, or provide incomplete information, and our internal processes were to fail to detect such misrepresentations in a timely manner, or any or all of the other components of the underwriting process described above were to fail, it could result in our approval of a loan that, based on our underwriting criteria, we would not have otherwise made. As a result, our results of operations and financial condition could be negatively impacted.

Intense market competition may pressure pricing, reduce market share, or impact profitability, potentially affecting our financial condition and liquidity.

The consumer lending industry is highly competitive. We compete with other consumer finance companies as well as other types of financial institutions that offer similar consumer financial products and services. Some of these competitors may have greater financial, technical, and marketing resources than we possess. Some competitors may also have a lower cost of funds and access to funding sources that may not be available to us. While banks and credit card companies have decreased their lending to non-prime customers in recent years, there is no assurance that such lenders will not resume those lending activities. Further, because of increased regulatory pressure on payday lenders, many of those lenders are starting to make more traditional installment consumer loans in order to reduce regulatory scrutiny of their practices, which could increase competition in markets in which we operate. We cannot be sure that the competitive pressures we face will not have a material adverse effect on our results of operations, financial condition, and liquidity.

A cyberattack, data breach, or technology failure—whether in the Company's systems or those of third-party vendors—could compromise customer data, disrupt operations, and result in financial loss, legal liability, and reputational harm.

Our operations rely heavily on the secure collection, processing, storage, and transmission of personal, confidential, and other information about us, our customers and third parties with which we do business. We process a significant number of customer transactions on a continuous basis through our computer systems and networks and are subject to increasingly more risk related to security systems as we enhance our mobile payment technologies and otherwise attempt to keep pace with rapid technological changes in the financial services industry.

While we commit resources to the design, implementation, maintenance, testing, and monitoring of our networks and systems and training of our employees, we may be required to expend significant additional resources in the future to modify and enhance our security controls in response to new or more sophisticated threats, new regulations related to cybersecurity and other developments. Additionally, there is no guarantee that our security controls can provide absolute security or that our cybersecurity risk management program will be fully implemented, complied with or effective in preventing or mitigating future cybersecurity risks or successfully protect the confidentiality, integrity, and availability of our critical systems and information.

Despite the measures we implement to protect our systems and data, we may not be able to anticipate, identify, prevent or detect cyber-attacks, ransomware, computer viruses or other security breaches, particularly because the techniques used by attackers change frequently and often are not immediately detected, and because cyber-attacks can originate from a wide variety of sources, including third parties who are or may be involved in organized crime or linked to terrorist organizations or hostile foreign governments. Such third parties may seek to gain unauthorized access to our systems directly, by fraudulently inducing employees, customers, or other users of our systems, or by using equipment or security passwords belonging to employees, customers, third-party service providers, or other users of our systems. Or, they may seek to disrupt or disable our services through attacks such as denial-of-service attacks and ransomware attacks. In addition, while we have a third-party risk management process for service providers, suppliers, and vendors, we cannot guarantee that their security controls and other protective measures will be successful in preventing an attack on their systems, which could negatively impact our operations or data. We may be unable to identify, or may be significantly delayed in identifying, cyber-attacks and incidents due to the increasing use of techniques and tools that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic artifacts. As a result, our computer systems, software and networks, as well as those of third-party vendors we utilize, may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond our control. Our staff, technologies, systems, networks, and those of third-parties we utilize also may become the target of cyber-attacks, unauthorized access, malicious code, computer viruses, denial of service attacks, ransomware, and physical attacks that could result in information security breaches, the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our vendors' operations. We also routinely transmit and receive personal, confidential and proprietary information through third parties, which may be vulnerable to interception, misuse, or mishandling.

If one or more of such events occur, personal, confidential, and other information processed and stored in, and transmitted through our computer systems and networks, or those of third-party vendors, could be compromised or could cause interruptions or malfunctions in our operations that could result in significant losses, loss of confidence and business from customers, customer dissatisfaction, significant litigation, regulatory exposures, and harm to our reputation and brand.

In the event personal, confidential, or other information is threatened, intercepted, misused, mishandled, or compromised, we may be required to expend significant additional resources to modify our protective measures, to investigate the circumstances surrounding the event, and implement mitigation and remediation measures. We also may be subject to fines, penalties, litigation (including securities fraud class action lawsuits), regulatory investigation costs and settlements and financial losses that are either not insured against or not fully covered through any insurance maintained by us. If one or more of such events occur, our business, financial condition and/or results of operations could be significantly and adversely affected.

Disruptions or outages in various information systems could impair business operations, delay services, and negatively affect customer experience and financial performance.

Our business and reputation may be materially impacted by information system failures or network disruptions. We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis, and report revenues and expenses to our headquarters. Any failure or interruption of these systems, including any failure of our back-up systems, network outages, slow performance, breaches, unauthorized access, misuse, computer viruses, or other failures or disruptions could result in disruption to our business or the loss or theft of confidential information, including customer information. A disruption could impair our ability to offer and process our loans, provide customer service, perform collections or other necessary business activities, which could result in a loss of customer confidence or business, subject us to additional regulatory scrutiny or negative publicity, or expose us to civil litigation and possible financial liability, or otherwise materially adversely affect our financial condition and operating results. Furthermore, we may not be able to immediately detect any such breach, which may increase the losses that we would suffer. In addition, our existing insurance policies may not reimburse us for all of the damages that we might incur as a result of a breach or other information system failure or network disruption.

Slower adoption of new technologies compared to competitors may reduce competitiveness and adversely impact growth, financial condition, and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success and, in particular, the success of our centralized operations, will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our existing and new customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete with our competitors and adversely affect our results of operations, financial condition, and liquidity.

Evolving data privacy laws may increase compliance and technology costs, potentially impacting financial results and operational efficiency.

We are subject to various federal and state privacy, data protection, and information security laws and regulations, including requirements concerning security breach notification. Various federal and state regulatory agencies require us to notify customers in the event of a security breach. Moreover, federal and state legislators are increasingly considering and implementing new guidance, laws, and regulations. Compliance with current or future privacy, data protection and information security laws affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could materially and adversely affect our profitability. Our failure to comply with privacy, data protection and information security laws may require us to change our business practices or operational structure, and could subject us to potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions, and damage to our reputation.

Theft or misuse of physical customer or employee records at facilities could lead to data exposure, legal liability, and reputational damage.

Our branch offices and centralized headquarters have physical and electronic customer records necessary for day-to-day operations that contain extensive confidential information about our customers. We also retain physical records in various storage locations. The loss or theft of customer information and data from our branch offices, headquarters, or other storage locations could subject us to additional regulatory scrutiny and penalties and could expose us to civil litigation and possible financial liability, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, if we cannot locate original documents (or copies, in some cases) for certain loans receivables, we may not be able to collect on those loans receivables.

Catastrophic events affecting the off-site data center, centralized IT functions, or critical third-party cloud infrastructure could disrupt operations and materially impact business continuity and financial performance.

Our information systems, and administrative and management processes could be disrupted if a catastrophic event, such as severe weather, natural disaster, power outage, act of war or terror or similar event, destroyed or severely damaged our infrastructure. Any such catastrophic event or other unexpected disruption of our headquarters' functions or off-site data centers could have a material adverse effect on our business, results of operations, and financial condition.

A small number of shareholders may exert significant influence over matters requiring shareholder approval, which could result in decisions that conflict with the interests of other investors.

As of March 31, 2025, based on filings made with the SEC and other information made available to us, Prescott General Partners, LLC and its affiliates beneficially owned approximately 47.2% of our common stock. As a result, these shareholders are able to significantly influence matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. Their interests may conflict with the interests of our other security holders.

Challenges in identifying, executing, or integrating acquisitions may lead to financial losses, operational disruption, or increased credit risk, adversely impacting results of operations.

We have previously acquired, and in the future may acquire, assets or businesses, including large portfolios of loans receivables, either through the direct purchase of such assets or the purchase of the equity of a company with such a portfolio. Since we will not have originated or serviced the loans we acquire, we may not be aware of legal or other deficiencies related to origination or servicing, and our due diligence efforts of the acquisition prior to purchase may not uncover those deficiencies. Further, we may have limited recourse against the seller of the portfolio.

In pursuing these transactions, we may experience, among other things:

- overvaluing potential targets;
- difficulties in integrating any acquired companies or branches into our existing business, including integration of account data into our information systems;
- inability to realize the benefits we anticipate in a timely fashion, or at all;
- unexpected losses due to the acquisition of loan portfolios with loans originated using less stringent underwriting criteria;
- significant costs, charges, or write-downs; or
- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

Risks Related to our Indebtedness

We depend to a substantial extent on borrowings under our revolving credit agreement to fund our liquidity needs.

Our revolving credit agreement allows us to borrow up to $580.0 million, with an accordion feature permitting the maximum aggregate commitments to increase to $730.0 million provided that certain conditions are met. The maturity date of the revolving credit agreement is June 7, 2026. Pursuant to the terms of our revolving credit agreement, we are required to comply with a number of covenants and conditions, including a minimum borrowing base calculation. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional capital in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us at all or on favorable terms. Additional information regarding our liquidity risk is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Taking on additional debt or liabilities may heighten financial risk, reduce flexibility, and increase pressure on the ability to meet repayment terms or maintain favorable lending conditions.

We may incur a substantial amount of debt in the future. As of March 31, 2025, the Company's debt outstanding was $446.9 million, net of $1.0 million unamortized debt issuance costs related to the unsecured senior notes payable, and a total debt-to-equity ratio of approximately 1.0 to 1.0. The amount of debt we may incur in the future could have important consequences, including the following:

- our ability to obtain additional financing for working capital, debt refinancing, share repurchases or other purposes could be impaired;
- a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;
- we may be vulnerable to interest rate increases, as borrowings under our revolving credit agreement bear interest at variable rates, as may any future debt that we incur;
- we may be at a competitive disadvantage to competitors that are not as highly leveraged;
- we could be more vulnerable to adverse developments in our industry or in general economic conditions;
- we may be restricted from taking advantage of business opportunities or making strategic acquisitions;
- we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- we may have difficulty satisfying our obligations under the debt if accelerated upon the occurrence of an event of default; and
- we may be more vulnerable to periods of negative or slow growth in the general economy or in our business.

In addition, meeting our anticipated liquidity requirements is contingent upon our continued compliance with our revolving credit agreement. An acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. If our debt obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, the consequences described above could be magnified.

Although the terms of our revolving credit agreement contain restrictions on our ability to incur additional debt, as well as any future debt that we incur, these restrictions are subject, or likely to be subject, in the case of any future debt, to exceptions that could permit us to incur a substantial amount of additional debt. In addition, our existing and future debt agreements will not prevent us from incurring certain liabilities that do not constitute indebtedness as defined for purposes of those debt agreements. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify. As of March 31, 2025, we had $316.7 million available for borrowing under our revolving credit agreement, subject to borrowing base limitations and other specified terms and conditions.

If cash flows are insufficient to meet debt obligations and operational needs, the Company may be required to restructure debt, reduce spending, or pursue alternative financing, which could impact financial stability.

Our ability to make scheduled payments on the principal of, to pay interest on, or to refinance our indebtedness will depend in part on our cash flows from operations, which are subject to regulatory, economic, financial, competitive, and other factors beyond our control. We may not generate a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, obtain additional financing, or obtain additional equity capital on terms that may be onerous or highly dilutive. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

Restrictions imposed by debt agreements may limit the Company's ability to pursue certain strategic, operational, or financial activities, potentially constraining business flexibility.

Our revolving credit agreement contains covenants that restrict our ability to, among other things:

- incur and guarantee debt;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- make investments or acquisitions;
- create liens on our assets;
- sell assets;
- merge with or into other companies;
- enter into transactions with shareholders and other affiliates; and
- make capital expenditures.

Our revolving credit agreement also imposes requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit agreement requires, among other things, that we maintain (i) at all times a specified minimum consolidated net worth, (ii) as of the end of each fiscal quarter, a minimum ratio of consolidated net income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges for that period of not less than a specified minimum, (iii) at all times a specified maximum ratio of total debt on a consolidated basis to consolidated adjusted net worth and (iv) at all times a specified maximum collateral performance indicator. These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

The indenture governing our 7.0% senior notes due 2026 (the "Notes") contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to (i) incur additional indebtedness or issue certain disqualified stock and preferred stock; (ii) pay dividends or distributions or redeem or purchase capital stock; (iii) prepay subordinated debt or make certain investments; (iv) transfer and sell assets; (v) create or permit to exist liens; (vi) enter into agreements that restrict dividends, loans and other distributions from their subsidiaries; (vii) engage in a merger, consolidation or sell, transfer or otherwise dispose of all or substantially all of their assets; and (viii) engage in transactions with affiliates. However, these covenants are subject to a number of important detailed qualifications and exceptions.

A breach of any of the covenants in our revolving credit agreement would result in an event of default thereunder. Any event of default would permit the creditors to accelerate the related debt, which could also result in the acceleration of any other or future debt containing a cross-acceleration or cross-default provision. In addition, an event of default under our revolving credit agreement would permit the lenders thereunder to terminate all commitments to extend further credit under the revolving credit agreement. Furthermore, if we were unable to repay the amounts due and payable under the revolving credit agreement or any other secured debt we may incur, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity and results of operations would suffer. A breach of our covenants under the Notes would have similar consequences. Additional information regarding our revolving credit facility and Notes is included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Adverse conditions in U.S. or international capital markets may affect lending partners, increase funding costs, and reduce available liquidity, negatively impacting the Company's financial position and operating results.

Turbulence in the global or domestic capital markets or other macro-economic factors can result in disruptions in the financial sector, including bank failures, and can affect lenders with which we have relationships, including members of the syndicate of banks that are lenders under our revolving credit agreement. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition, and results of operations. There can be no assurance that future disruptions in the financial sector will not occur that could have adverse effects on our business. Additional information regarding our liquidity and related risks is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Risks Related to Legal Proceedings and Regulation

Adverse federal legislative or regulatory changes—or noncompliance with existing or future laws—could result in enforcement actions or require the Company to modify, suspend, or cease part or all of its operations.

We are subject to numerous federal laws and regulations that affect our lending operations. From time to time, we may become involved in formal and informal reviews, investigations, examinations, proceedings, and information-gathering requests by federal and state government and self-regulatory agencies. Should we become subject to such an investigation, examination, or proceeding, the matter could result in material adverse consequences to us, including, but not limited to, increased compliance costs, adverse judgments, significant settlements, fines, penalties, injunction, or other actions.

The laws and regulations directly affecting our lending activities have been under review and subject to change in recent years as a result of various developments and changes in economic conditions, the make-up of the executive and legislative branches of government, and the political and media focus on issues of consumer and borrower protection. Any changes in such laws and regulations could force us to modify, suspend, or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding legislation we are subject to and related risks.

The Company is no longer under the supervisory authority of the CFPB. However, regulations issued by the CFPB or investigations by the CFPB could adversely impact earnings due to, among other things, increased compliance costs or costs due to noncompliance.

In July 2010 the Dodd-Frank Act was enacted. The Dodd-Frank Act restructured and enhanced the regulation and supervision of the financial services industry and created the CFPB, an agency with sweeping regulatory and enforcement authority over consumer financial transactions. The CFPB's rulemaking and enforcement authority extends to certain non-depository institutions, including us. The CFPB is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. The CFPB also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. Further, the CFPB has authority to designate non-depository "larger participants" in certain markets for consumer financial services and products for purposes of the CFPB's supervisory authority under the Dodd-Frank Act. Such designated "larger participants" are subject to reporting and on-site compliance examinations by the CFPB, which may result in increased compliance costs and potentially greater enforcement risks based on these supervisory activities. Although the CFPB has not yet developed a "larger participant" rule that directly covers the Company's installment lending business, the Company believes that the implementation of any such rules would likely bring the Company's business under the CFPB's direct supervisory authority. In addition, even in the absence of a "larger participant" rule, the CFPB has the power to order individual nonbank financial institutions to submit to supervision where the CFPB has reasonable cause to determine that the institution is engaged in "conduct that poses risks to consumers" under 12 USC 5514(a)(1)(C). In 2022, the CFPB announced that it has begun using this "dormant authority" to examine nonbank entities and the CFPB is attempting to expand the number of nonbank entities it currently supervises. Specifically, the CFPB issued a public designation order setting forth its determination that the Company had met the legal requirements for supervision (the "Order"). Pursuant to the terms of the Order, the CFPB had supervisory authority over the Company until such time as the Order is terminated. Importantly, on May 12, 2025, the CFPB withdrew the Order, indicating that the CFPB "is shifting its supervisory priorities to focus on pressing threats to consumers" and that supervision of the Company "is not consistent with these priorities." Additionally, the CFPB has recently signaled that, under current leadership, it would take a less aggressive posture with respect to supervision and enforcement of regulated entities.

Although the Dodd-Frank Act prohibits the CFPB from setting interest rates on consumer loans, efforts to create a federal usury cap, applicable to all consumer credit transactions and substantially below rates at which the Company could continue to operate profitably, are still ongoing. Any federal legislative or regulatory action that severely restricts or prohibits the provision of small-loan consumer credit and similar services on terms substantially similar to those we currently provide would, if enacted, have a material adverse impact on our business, prospects, results of operations, and financial condition. Any federal law that would impose a maximum annualized credit rate cap in the range of 36% on our products would, if enacted, almost certainly eliminate our ability to continue our current operations. Given the uncertainty associated with the manner in which various expected provisions of the Dodd-Frank Act have been and are expected to continue to be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations remains unclear; however, these regulations have increased and are expected to further increase our cost of doing business and time spent by management on regulatory matters, which may have a material adverse effect on the Company's operations and results.

In 2017, the CFPB issued a final rule under its unfair, deceptive and abusive acts and practices rulemaking authority relating to payday and certain high-cost installment loans (the "Rule"). The Rule curtails repeated unsuccessful attempts to debit consumers' accounts for short-term loans, balloon payment loans, and installment loans that involve a payment authorization and an annual percentage rate over 36% ("payment requirements"). The Rule's ability to repay requirements were rescinded in July 2020. Implementation of the Rule's payment requirements may require changes to the Company's practices and procedures for such loans, which could materially and adversely affect the Company's ability to make such loans, the cost of making such loans, the Company's ability to, or frequency with which it could, refinance any such loans, and the profitability of such loans. Additionally, any further regulatory changes to the Rule could have effects beyond those currently contemplated that could further materially and adversely impact our business and operations.

In addition to the specific matters described above, other aspects of our business may be the subject of future CFPB rulemaking. The enactment of one or more of such regulatory changes, or the exercise of broad regulatory authority by regulators, including but not limited to, the CFPB, having jurisdiction or supervisory authority over the Company's business or discretionary consumer financial transactions, generically, could materially and adversely affect our business, results of operations and prospects. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding legislation we are subject to and related risks.

Litigation or regulatory actions—including challenges to arbitration provisions in customer agreements—may result in class actions, fines, penalties, or judgments that increase expenses and materially impact the Company's business, financial condition, and operating results.

In the normal course of business, from time to time, we have been involved in various legal actions, including arbitration, class actions and other litigation, arising in connection with our business activities. All such legal proceedings are inherently unpredictable and, regardless or the merits of the claims, litigation is often expensive, time consuming, disruptive to our operations and resources, and distracting to management. If resolved against us, such legal proceedings could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business. Similarly, if we settle such legal proceedings, it may affect our financial condition and how we operate our business. Future court decisions, alternative dispute resolution awards, business expansion or legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular verdict, judgment, or settlement that may be entered against us, that such coverage will prove to be adequate, or that such coverage will continue to remain available on acceptable terms, if at all. If in any legal proceeding we incur liability or defense costs that exceed our insurance coverage or that are not within the scope of our insurance coverage, it could have a material adverse effect on our business, financial condition, and results of operations.

Certain legal actions include claims for substantial compensatory and punitive damages, or claims for indeterminate amounts of damages. While the arbitration provisions in our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses, or we may be compelled as a result of competitive pressure or reputational concerns to voluntarily eliminate pre-dispute arbitration clauses.

Additionally, if we are subject to regulatory actions or other litigation, we may not be able to maintain all requisite licenses and permits or obtain additional licenses and permits necessary for future business operations, and the failure to satisfy those or other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. Material changes in laws or regulations applicable to us could also subject us to additional licensing, registration and other regulatory requirements in the future or could adversely affect our business, financial condition, and results of operations.

Unfavorable state legislation, executive orders, regulatory actions, or adverse legal outcomes may require the Company to cease, suspend, or modify operations in affected states, potentially resulting in material impacts to business, financial condition, and operating results.

In addition to federal laws and regulations, we are subject to numerous state laws and regulations that affect our lending activities. Many of these regulations impose detailed and complex constraints on the terms of our loans, lending forms and operations. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary, or other penalties, including the suspension or revocation of our licenses to lend in one or more jurisdictions.

As discussed elsewhere in this report, the Company's operations are subject to extensive state and federal laws and regulations, and changes in those laws or regulations or their application could have a material adverse effect on the Company's business, results of operations, prospects, or ability to continue operations in the jurisdictions affected by these changes. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding this legislation and related risks.

Passage of adverse legislation, such as rate caps on financial lending products or similar initiatives, in any of the states in which we operate could have a material adverse effect on the Company's business, results of operations, prospects, or ability to continue operations in the jurisdictions affected by such changes. We can give no assurance that the laws and regulations that govern our business, or the interpretation or administration of those laws and regulations, will remain unchanged or that any such future changes will not materially and adversely affect or in the worst case, eliminate the Company's lending practices, operations, profitability, or prospects.

In addition, any adverse change in existing laws or regulations, or any adverse interpretation or litigation relating to existing laws and regulations in any state in which we operate, could subject us to liability for prior operating activities or could lower or eliminate the profitability of our operations going forward by, among other things, reducing the amount of interest and fees we can charge in connection with our loans. If these or other factors lead us to close our branches in a state, then in addition to the loss of net revenues attributable to that closing, we would also incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

Changes in local laws, ordinances, or regulatory interpretations may disrupt operations in specific jurisdictions, increase compliance costs, or limit the Company's ability to offer certain products or services.

In addition to state and federal laws and regulations, our business is subject to various local laws and regulations, such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations of consumer finance companies. Any future actions taken to require special use permits for or impose other restrictions on our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies in part on the locations of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, financial condition, and results of operations, including our ability to generate new loans and the manner in which existing loans are serviced and collected.

Defaults or force majeure events affecting key third-party vendors or service providers may disrupt operations, impair service delivery, and negatively impact the Company's performance.

We rely upon third parties for the performance of certain functions within our operations. If the third-party contracts were breached or disrupted by events of force majeure, we may be unable to service the needs of our customers or replace the third party with an alternative provider in a timely manner. Such failure could have a material adverse impact on our business, results of operations, and financial condition. Further, federal and state regulators have been scrutinizing the practices of lead aggregators and providers recently. If regulators place restrictions on certain practices by lead aggregators or providers, our ability to use them as a source for applicants could be affected.

The decentralized nature of origination and servicing, including reliance on third parties, may increase the risk of inconsistent practices, reduced oversight, and misconduct—potentially resulting in monetary loss, legal liability, regulatory scrutiny, or reputational harm.

There is a risk that our employees or third-party contractors could engage in misconduct that adversely affects our business. Due to the general decentralized nature in which the loan application process occurs, employee misconduct or error in the application or closing process could also result in the origination of loans that do not satisfy our underwriting standards, which could in turn have a material adverse effect on our results of operations and financial condition. Additionally, for example, if an employee or a third-party contractor were to engage in, or be accused of engaging in, illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity. Additionally, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships and ability to attract future customers. Employee or third-party misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect violations of such rules. Our branches have experienced employee fraud from time to time, and it is not always possible to deter employee or third-party misconduct. The precautions that we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees or third-party contractors, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

The sale of defaulted or charged-off loan accounts may expose the Company to increased regulatory scrutiny, reputational risk, and potential financial loss.

As part of our business, from time to time, we sell loans that are charged off. If we do not appropriately assess a debt buyer's collection practices for compliance with laws and regulations, there is risk potential. Failure to appropriately select and manage debt buyers can lead to additional regulatory scrutiny, penalties and potentially limit our collection practices on certain debts. In addition, if we do not maintain and provide sufficient documentation of the loans sold, debt buyers may pursue collection without complete and accurate information, subjecting us to potential fines by regulators as well as repurchase risk from debt buyers.

General Risk Factors

Limitations in risk identification, assessment, or mitigation may weaken the Company's risk management framework and expose the business to unexpected losses or compliance failures.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as regulatory and operational risks related to our business, assets, and liabilities. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future.

Significant turnover or instability within the senior management team may disrupt strategic execution, impact employee engagement, and adversely affect business performance.

Executive leadership transitions can be inherently difficult to manage and may cause disruption to our business. In addition, management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution, and our results of operations and financial condition could be negatively impacted as a result. The loss of services of one or more other members of senior management, or the inability to attract qualified permanent replacements, could have a material adverse effect on our business. If we fail to successfully attract and appoint permanent replacements with the appropriate expertise, we could experience increased employee turnover and harm to our business, results of operations, cash flow and financial condition. The search for permanent replacements could also result in significant recruiting and relocation costs.

The departure or replacement of key personnel—and challenges in attracting or retaining high-performing employees—may disrupt operations and negatively affect the Company's business and financial results.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense. Our operating results could be adversely affected by higher employee turnover or increased salary and benefit costs. Like most businesses, our employees are important to our success and we are dependent in part on our ability to retain the services of our key management, operational, compliance, finance, and administrative personnel. We have built our business on a set of core values, and we attempt to hire employees who are committed to these values. We want to hire and retain employees who will fit our culture of compliance and of providing exceptional service to our customers. In order to compete and to continue to grow, we must attract, retain, and motivate employees, including those in executive, senior management, and operational positions. As our employees gain experience and develop their knowledge and skills, they become highly desired by other businesses. Therefore, to retain our employees, we must provide a satisfying work environment and competitive compensation and benefits. If costs to retain our skilled employees increase, then our business and financial results may be negatively affected.

Changes in tax laws or regulations—or adverse interpretations or rulings by tax authorities—may increase the Company's tax burden or negatively impact financial condition and operating results.

We are subject to taxation at the federal, state and local levels. Furthermore, we are subject to regular review and audit by tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our Consolidated Financial Statements, which could adversely impact our cash flows and financial results.

Negative public perception, media coverage, or stakeholder sentiment may damage the Company's reputation, leading to reduced customer trust, regulatory scrutiny, or business disruption.

Maintaining a strong reputation is critical to our ability to attract and retain customers, investors, and employees. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by third-party service providers or other vendors, litigation or regulatory actions, failure by us to meet minimum standards of service and quality, inadequate protection of customer information, and compliance failures. Negative publicity regarding our Company (or others engaged in a similar business or similar activities), whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, results of operations, and financial condition.

Failure to maintain effective controls and procedures may result in inaccurate financial reporting, regulatory consequences, or loss of investor confidence, potentially affecting operations, financial condition, and stock performance.

We are required to maintain disclosure controls and procedures and internal control over financial reporting. Section 404(a) of the Sarbanes Oxley Act requires us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes Oxley Act requires us to engage our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting.

If we identify a material weakness in our controls and procedures, our ability to record, process, summarize, and report financial information accurately and within the time periods specified in the rules and forms of the SEC could be adversely affected. In addition, remediation of a material weakness would require our management to devote significant time and incur significant expense. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to maintain effective controls and procedures we could lose investor confidence in the accuracy and completeness of our financial reports, and we may be subject to investigation or sanctions by the SEC. Any such consequence or other negative effect could adversely affect our operations, financial condition, and the trading price of our common stock.

Frequent turnover among branch managers and staff may disrupt operations, increase staffing costs, and negatively impact customer experience, regulatory compliance, and the Company's overall financial performance.

The annual turnover as of March 31, 2025 among our branch employees was approximately 47.4%. This turnover increases our cost of operations and makes it more difficult to operate our branches. If we are unable to keep our employee turnover rates consistent with historical levels or if unanticipated problems arise from our high employee turnover, our business, results of operations, and financial condition could be adversely affected.

The absence or reduction of dividend payments may decrease the Company's attractiveness to income-focused investors and impact shareholder sentiment.

Since 1989, we have not declared or paid cash dividends on our common stock and may not pay cash dividends in the foreseeable future. As a result, our common stock may be less attractive to certain investors than the stock of dividend-paying companies. Investors may need to rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize future gains on their investment.

Various provisions of our charter documents and applicable laws could delay or prevent a change of control that shareholders may favor.

Provisions of our articles of incorporation, South Carolina law, and the laws in several of the states in which our operating subsidiaries are incorporated could delay or prevent a change of control that the holders of our common stock may favor or may impede the ability of our shareholders to change our management. In particular, our articles of incorporation and South Carolina law, among other things, authorize our Board of Directors to issue preferred stock in one or more series, without shareholder approval, and will require the affirmative vote of holders of two-thirds of our outstanding shares of voting stock, to approve our merger or consolidation with another corporation. Additional information regarding the similar effect of laws in certain states in which we operate is described in Part 1, Item 1, "Description of Business - Government Regulation."

Broad stock market fluctuations—driven by economic, geopolitical, or investor sentiment factors—may materially impact the trading price of the Company's common stock, regardless of Company performance.

The Company's common stock price has been and is likely to continue to be subject to significant volatility. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. Additionally, a variety of factors could cause the price of the common stock to fluctuate, perhaps substantially, including: general market fluctuations resulting from factors not directly related to the Company's operations or the inherent value of its common stock; state or federal legislative or regulatory proposals, initiatives, actions or changes that are, or are perceived to be, adverse to our operations or the broader consumer finance industry in general; announcements of developments related to our business; fluctuations in our operating results and the provision for credit losses; low trading volume in our common stock; decreased availability of our common stock resulting from stock repurchases and concentrations of ownership by large or institutional investors; general conditions in the financial service industry; developments in domestic or international tariffs or trade agreements, disruption to the domestic financial services industry, the domestic or global economy, including inflationary pressures, or the domestic or global credit or capital markets; changes in financial estimates by securities analysts; our failure to meet the expectations of securities analysts or investors; negative commentary regarding our Company and corresponding short-selling market behavior; adverse developments in our relationships with our customers; investigations or legal proceedings brought against the Company or its officers; or significant changes in our senior management team.

Changes in accounting rules, regulations, or interpretations may materially affect the Company's reported financial results and disclosures.

New accounting rules or regulations, changes to existing accounting rules or regulations, and changing interpretations of existing rules and regulations have been issued or occurred and may continue to be issued or occur in the future. Our methodology for valuing our receivables and otherwise accounting for our business is subject to change depending upon the changes in, and interpretation of, accounting rules, regulations, or interpretations. Any such changes to accounting rules, regulations, or interpretations could negatively affect our reported results of operations and could negatively affect our financial condition through increased cost of compliance.

In addition, the FASB may propose changes to financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition.

Inaccurate or revised assumptions and estimates used in financial reporting may adversely impact the Company's reported operating results and financial condition.

We are required to use certain assumptions and estimates in preparing our financial statements under GAAP, including determining allowances for credit losses, the fair value of financial instruments, asset impairment, reserves related to litigation and other legal matters, the fair value of share-based compensation, valuation of income, and other taxes and regulatory exposures. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving the fair value of our financial instruments. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, and this could have a material adverse effect on our results of operations and financial condition.

In addition, the FASB may propose changes to several financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition.

Future issuance of additional common stock—whether for acquisitions, capital raises, or other purposes—may dilute existing shareholders and impact earnings per share.

Except in certain circumstances, we are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The market price of shares of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. We intend to continue to evaluate acquisition opportunities and may issue shares of common stock in connection with these acquisitions. Any shares of common stock issued in connection with acquisitions, the exercise of outstanding stock options, or otherwise would dilute the percentage ownership held by our existing shareholders.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the NIST CSF. This does not imply that we meet any particular technical standards, specifications, or requirements, but rather that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program operates within the Company's overall enterprise risk management program and is aligned to the Company's business strategy. It shares common methodologies, reporting channels and governance processes that apply to other areas of our overall enterprise risk, including legal, compliance, strategic, operational, and financial risk.

As part of its responsibility to oversee the management, business, and strategy of the Company, the Company's Board of Directors reviews and approves the Company's risk management framework annually through its Audit and Compliance Committee and oversees the Company's risk management processes by informing itself about the Company's key risks and evaluating whether management has reasonable risk management and control processes in place to address those risks.

Key elements of our cybersecurity risk management program include:

- periodic risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
- a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- training and awareness programs for employees that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for service providers, suppliers, and vendors.

We are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our Company, including its business strategies, results of operations or financial condition. We face risks from cybersecurity threats that, if realized, may materially affect our business strategy, results of operations or financial condition. Despite our efforts, we cannot provide full assurance that our cybersecurity risk management processes will be fully implemented, complied with or effective in preventing or mitigating future cybersecurity risks. Refer to "Item 1A. Risk Factors" in this annual report on Form 10-K, including "We depend on secure information technology, and an attack on or a breach of those systems or those of third-party vendors could result in significant losses, unauthorized disclosure of confidential customer information, and reputational damage, which could materially adversely affect our business, financial condition and/or results of operations, and could lead to significant financial and legal exposure and reputational harm.", for additional discussion about cybersecurity-related risks.

Cybersecurity Governance

Our Board of Directors and Audit and Compliance Committee oversee the Company's cybersecurity risk management program, which is operated by senior management. Our Board of Directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit and Compliance Committee.

Both the Board of Directors and the Audit and Compliance Committee periodically review the measures we have implemented to identify and mitigate cybersecurity risks.

Our Vice President of Information Security is responsible for overseeing the Company's cybersecurity practices. He joined the Company in 2018 and has over 10 years of information security and cybersecurity experience. He has the relevant education and professional security certifications and trainings, including the Certified Information Systems Security Professional certification.

In his role as Vice President of Information Security, he meets with the Audit and Compliance Committee and Board of Directors each quarter to discuss the Company's cybersecurity risk management program.

The cybersecurity team is led by the Vice President of Information Security and the Senior Vice President of IT. Our team is comprised of highly skilled analysts, all of whom hold professional certifications and have undergone extensive training to assist in safeguarding our sensitive customer data.

We strive to integrate cybersecurity into our corporate governance, engaging with expert third parties, managing third-party risks, and ensuring that both management and the Board of Directors are actively involved in overseeing and mitigating these risks.

Item 2.   Properties

Our headquarters is located in approximately 45,000 square feet of leased space in downtown Greenville, South Carolina. This lease expires on January 31, 2030 and includes two five-year renewal options. We also lease approximately 8,000 square feet of space in Greenville, South Carolina which expires in January 31, 2032.

As of March 31, 2025, we had 1,024 branches, most of which are leased and are classified as operating leases. Our branch leases generally provide for an initial three-to-five-year term with renewal options. Our branches are typically located in shopping centers, malls and the first floors of downtown buildings. Branches have an average size of approximately 1,600 square feet. We own all of the furniture, fixtures and computer terminals located in each of our branches.

Item 3.   Legal Proceedings

From time to time, the Company is involved in litigation matters relating to claims arising out of its operations in the normal course of business.

Estimating an amount or range of possible losses resulting from litigation, government actions, and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties, or damages that are discretionary in amount, involve a large number of claimants or significant discretion by regulatory authorities, represent a change in regulatory policy or interpretation, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices. In addition, because most legal proceedings are resolved over extended periods of time, potential losses are subject to change due to, among other things, new developments, changes in legal strategy, the outcome of intermediate procedural and substantive rulings and other parties' settlement posture and their evaluation of the strength or weakness of their case against us. For these reasons, we are currently unable to predict the ultimate timing or outcome of, or reasonably estimate the possible losses or a range of possible losses resulting from, currently pending claims. Based on information currently available, the Company does not believe that any reasonably possible losses arising from currently pending legal matters will be material to the Company's results of operations or financial conditions. However, in light of the inherent uncertainties involved in such matters, an adverse outcome in one or more of these matters could materially and adversely affect the Company's financial condition, results of operations or cash flows in any particular reporting period.

Item 4.   Mine Safety Disclosures

None.

PART II.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Since November 26, 1991, the Company's common stock has traded on NASDAQ and is currently listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol WRLD.

Holders

As of May 19, 2025, there were 20 holders of record of our common stock and a significant number of persons or entities who hold their stock in nominee or "street" names through various brokerage firms.

Dividends

Since April 1989, the Company has not declared or paid any cash dividends on its common stock. Its policy has been to retain earnings for use in its business and selectively use cash to repurchase its common stock on the open market. In addition, the Company's revolving credit agreement and indenture governing the Notes contain certain restrictions on the payment of cash dividends on its capital stock. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." In the future, the Company's Board of Directors may determine whether to pay cash dividends based on conditions then existing, including the Company's earnings, financial condition, capital requirements and other relevant factors.

Issuer Purchases of Equity Securities

On May 15, 2024, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock, inclusive of any amount that remains available for repurchase under prior repurchase authorizations. As of December 31, 2024, the Company had approximately $9.0 million in aggregate remaining repurchase capacity under that share repurchase program. On February 12, 2025, the Board of Directors authorized the Company to repurchase up to $25.0 million of the Company's outstanding common stock, inclusive of the amount that remained available for repurchase under prior repurchase authorizations. On February 18, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 162,712 shares for $24.0 million from Prescott Associates L.P. in a privately negotiated transaction. Prescott Associates L.P. is an affiliate of Prescott General Partners, LLC, who, along with its affiliates, beneficially own approximately 47.2% of the Company's common stock. The $147.50 price per share was based upon the prevailing market rate at the time, and the closing market rate at February 18, 2025 was $147.16.

As of March 31, 2025, the Company had $0.4 million in aggregate remaining repurchase capacity under such share repurchase program, and on April 30, 2025, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock, inclusive of any amount that remains available for repurchase under this prior repurchase authorization. The timing and actual number of shares repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, available funds, alternative uses of capital, restrictions under the Company's debt agreements, and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

The repurchase authorization does not have a stated expiration date. The following table details purchases of the Company's common stock, if any, made by the Company during the three months ended March 31, 2025:

	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs
January 1 through January 31, 2025	42,849	$ 118.84	—	$ 3,863,868
February 1 through February 28, 2025	183,136	146.93	—	380,306
March 1 through March 31, 2025	—	—	—	380,306
Total for the quarter	**225,985**	**$ 141.60**	—	

Comparison of Cumulative Total Return Between World Acceptance Corporation, NASDAQ Composite Index and NASDAQ Financial Index



Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

General

The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loans receivable, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 2021, gross loans receivable have increased at a 2.63% annual compounded rate from $1.10 billion to $1.23 billion at March 31, 2025. We believe we were able to improve our gross loans receivable growth rates through acquisitions, improved marketing processes, and analytics. The Company plans to enter into new markets through opening new branches and acquisitions as opportunities arise.

The Company offers an income tax return preparation and electronic filing program in all but a few of its branches. The Company prepared approximately 82,000, 83,000, and 75,000 returns in each of the fiscal years 2025, 2024, and 2023, respectively. Revenues from the Company's tax preparation business in fiscal 2025 amounted to approximately $37.2 million, a 26.0% increase over the $29.5 million earned during fiscal 2024.

The following table sets forth certain information derived from the Company's Consolidated Statements of Operations and Balance Sheets, as well as operating data and ratios, for the periods indicated:

	Years Ended March 31,		
	2025	2024	2023
	(Dollars in thousands)		
Gross loans receivable	**$ 1,225,636**	$ 1,277,149	$ 1,390,016
Average gross loans receivable [(1)]	**$ 1,300,782**	$ 1,378,329	$ 1,555,655
Net loans receivable [(2)]	**$ 916,316**	$ 950,403	$ 1,013,341
Average net loans receivable [(3)]	**$ 965,331**	$ 1,012,544	$ 1,133,051
Expenses as a percentage of total revenue:			
Provision for credit losses	**30.0 %**	27.4 %	42.1 %
General and administrative	**42.7 %**	46.9 %	45.3 %
Interest expense	**7.6 %**	8.4 %	8.2 %
Operating income as a % of total revenue [(4)]	**27.4 %**	25.8 %	12.6 %
Loan volume [(5)]	**2,714,988**	2,758,260	3,078,672
Net charge-offs as percent of average net loans receivable	**17.5 %**	17.7 %	23.7 %
Return on average assets (trailing 12 months)	**8.5 %**	7.0 %	1.7 %
Return on average equity (trailing 12 months)	**21.0 %**	19.1 %	5.8 %
Branches opened or acquired (merged or closed), net	**(24)**	(25)	(94)
Branches open (at period end)	**1,024**	1,048	1,073

[(1)] Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period, excluding tax advances.

[(2)] Net loans receivable is defined as gross loans receivable less unearned interest and deferred fees.

[(3)] Average net loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period, excluding tax advances.

[(4)] Operating income is computed as total revenue less provision for credit losses and general and administrative expenses.

[(5)] Loan volume includes all loan balances originated by the Company. It does not include loans purchased through acquisitions.

Comparison of Fiscal 2025 Versus Fiscal 2024

Net income for fiscal 2025 was $89.7 million, a 16.0% increase from the $77.3 million earned during fiscal 2024. The increase in net income was primarily due to a $17.9 million decrease in personnel incentive expense, primarily due to the reversal of previously recognized stock-based compensation expense as discussed below.

Operating income (revenues less provision for credit losses and general and administrative expenses) during fiscal 2025 increased $7.1 million.

Total revenues decreased $8.4 million, or 1.5%, to $564.8 million in fiscal 2025, from $573.2 million in fiscal 2024. At March 31, 2025, the Company had 1,024 branches in operation, a decrease of 24 branches from March 31, 2024.

Interest and fee income during fiscal 2025 decreased by $3.4 million, or 0.7%, from fiscal 2024. The decrease was primarily due to a decrease in average net loans receivable, which decreased 4.7% during fiscal 2025 compared to fiscal 2024. Interest and fee income was also impacted by a shift away from larger, lower interest rate loans. The large loan portfolio decreased from 55.8% of the overall portfolio as of March 31, 2024, to 48.5% as of March 31, 2025.

Insurance revenue and other income decreased by $4.9 million, or 4.7%, from fiscal 2024 to fiscal 2025. See Note 7 to the Consolidated Financial Statements for the material components of Insurance and other income for the fiscal years ended March 31, 2025, 2024, and 2023.

Insurance revenue decreased by $9.8 million, or 16.5%, from fiscal 2024 to fiscal 2025 due to a shift away from larger loans. The sale of insurance products is limited to large loans in several states in which we operate. Other income increased by $4.8 million, or 10.6%, from fiscal 2024 to fiscal 2025 primarily due to an increase in tax preparation revenue of $7.7 million, partially offset by a decrease in revenue from the Company's motor club product of $2.4 million.

The provision for credit losses during fiscal 2025 increased by $12.2 million, or 7.8%, from the previous year. Accounts that were 91 days or more past due represented 3.7% and 3.1% of our loan portfolio on a recency basis at March 31, 2025 and March 31, 2024, respectively. The table below itemizes the key components of the CECL allowance and provision impact during the year.

CECL Allowance and Provision (Dollars in millions)	FY 2025	FY 2024	Difference	Reconciliation
Beginning Allowance - March 31, 2024	$103.0	$125.6	$(22.6)	
Change due to Growth	$(4.1)	$(10.2)	$6.1	$6.1
Change due to Expected Loss Rate on Performing Loans	$0.5	$(10.1)	$10.6	$10.6
Change due to 90 day past due	$4.0	$(2.3)	$6.3	$6.3
Ending Allowance - March 31, 2025	$103.4	$103.0	$0.4	$23.0
Net Charge-offs	$168.8	$179.6	$(10.8)	$(10.8)
Provision	$169.2	$157.0	$12.2	$12.2

Note: The change in allowance for the year plus net charge-offs for the year equals the provision for the year (see above reconciliation).

The Company's year-over-year net charge-off ratio (net charge-offs as a percentage of average net loans receivable) decreased from 17.7% for the year ended March 31, 2024 to 17.5% for the year ended March 31, 2025. The net charge-off rate for the past ten fiscal years averaged 16.7%, with a high of 23.7% (fiscal 2023) and a low of 14.1% (fiscal 2021). The following table presents the Company's net charge-off ratios since 2016.


Historical Net Charge-off Rate
26%
24%
22%
20%
18%
16%
14%
12%
Percentage
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Fiscal Year

2023 In fiscal 2023, the Company's net charge-off rate increased to 23.7%. This increase is primarily attributable to the higher proportion of NBs at the beginning of the current fiscal year. Additionally, NBs originated in the prior fiscal year performed worse than expected as a result of the rapid rise in inflation during Q4 of fiscal 2022.

2024 In fiscal 2024, the Company's net charge-off rate decreased to 17.7%. This decrease is primarily attributable to the Company's continued focus on credit quality and a conservative approach to its lending operations.

General and administrative expenses during fiscal 2025 decreased by $27.7 million, or 10.3%, over the previous fiscal year. General and administrative expenses, when divided by average open branches, decreased 9.1% from fiscal 2024 to fiscal 2025 and, overall, general and administrative expenses as a percent of total revenues decreased to 42.7% in fiscal 2025 from 46.9% in fiscal 2024. The change in general and administrative expense is explained in greater detail below.

Personnel expense totaled $141.1 million for fiscal 2025, a $23.4 million, or 14.2%, decrease over fiscal 2024. The decrease was largely due to the $18.5 million reversal of previously recognized stock-based compensation expense associated with the $20.45 Performance Shares and the $3.5 million reversal of previously recognized expense associated with the $16.35 Performance Shares.

Occupancy and equipment expense totaled $49.1 million for fiscal 2025, a 0.6 million, or 1.3%, decrease over fiscal 2024. Occupancy and equipment expense is generally a function of the number of branches the Company has open throughout the year. The expense per average open branch remained relatively flat at $47.2 thousand when comparing fiscal 2025 and 2024.

Advertising expense totaled $10.2 million for fiscal 2025, a $0.3 million, or 2.9%, increase over fiscal 2024. The increase was primarily due to increased spending in our new customer acquisition programs.

Amortization of intangible assets totaled $3.8 million for fiscal 2025, a $0.4 million, or 9.7%, decrease over fiscal 2024, which primarily relates to an increase in fully amortized intangible assets during the current fiscal year.

Other expense totaled $36.7 million for fiscal 2025, a $3.5 million, or 8.8%, decrease over fiscal 2024.

Interest expense decreased by $5.5 million, or 11.5%, during fiscal 2025 when compared to the previous fiscal year primarily as a result of a 10.9% decrease in average debt outstanding.

Income tax expense increased $0.2 million for fiscal 2025 compared to the prior fiscal year. The effective tax rate decreased to 19.9% for fiscal 2025 compared to 22.2% for fiscal 2024. The effective tax rate decreased primarily due to pretax book earnings relative to the effects of various permanent items including a decrease in the disallowed executive compensation under Section 162(m), considering the effects of forfeitures discussed in Note 12 to the Consolidated Financial Statements and the recognition of additional HTC's when compared to prior year.

Comparison of Fiscal 2024 Versus Fiscal 2023

For a comparison of our results of operations for the years ended March 31, 2024 and March 31, 2023, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (which was filed with the SEC on May 23, 2024).

Regulatory Matters

CFPB Rulemaking Initiative

On October 5, 2017, the CFPB issued a final rule (the "Rule") imposing limitations on (i) short-term consumer loans, (ii) longer-term consumer installment loans with balloon payments, and (iii) higher-rate consumer installment loans repayable by a payment authorization. The Rule originally required lenders originating short-term loans and longer-term balloon payment loans to evaluate whether each consumer has the ability to repay the loan along with current obligations and expenses ("ability to repay requirements"); however, the ability to repay requirements was rescinded in July 2020. The Rule also curtails repeated unsuccessful attempts to debit consumers' accounts for short-term loans, balloon payment loans, and installment loans that involve a payment authorization and an annual percentage rate over 36% ("payment requirements"). Implementation of the Rule's payment requirements may require changes to the Company's practices and procedures for such loans, which could materially and adversely affect the Company's ability to make such loans, the cost of making such loans, the Company's ability to, or frequency with which it could, refinance any such loans, and the profitability of such loans.

In July 2020, the CFPB rescinded provisions of the Rule governing the ability to repay requirements. The payment requirements were scheduled to take effect in June 2022. However, on October 19, 2022, a three-judge panel of the U.S. Court of Appeals for the Fifth Circuit ruled, in Community Financial Services Association of America v. Consumer Financial Protection Bureau, that the funding mechanism for the CFPB violates the appropriations clause of the U.S. Constitution, and as a result, vacated the Rule. On October 3, 2023, the U.S. Supreme Court held oral argument to decide the constitutionality of the CFPB's funding mechanism. On May 16, 2024, the Supreme Court held that the funding mechanism for the CFPB complies with the appropriations clause of the U.S. Constitution, reversing the judgment of the Court of Appeals, and remanding the cause for further proceedings. Subsequently, the U.S. Court of Appeals for the Fifth Circuit set March 30, 2025 as the effective date of the Rule. On March 28, 2025, the CFPB announced that it will not prioritize enforcement or supervision of the remaining provisions of the Rule, which took effect on March 30, 2025. Accordingly, the Company will have to comply with the Rule's payment requirements if it continues to allow consumers to set up future recurring payments online for certain covered loans such that it meets the definition of having a "leveraged payment mechanism" under the Rule. If the payment provisions of the Rule apply, the Company will have to modify its loan payment procedures to comply with the required notices and mandated timeframes set forth in the final rule.

The CFPB also has stated that it expects to conduct separate rulemaking to identify larger participants in the installment lending market for purposes of its supervision program. This initiative was classified as "inactive" on the CFPB's Spring 2018 rulemaking agenda and has remained inactive since, but the CFPB indicated that such action was not a decision on the merits. Though the likelihood and timing of any such rulemaking is uncertain, the Company believes that the implementation of such rules would likely bring the Company's business under the CFPB's supervisory authority which, among other things, would subject the Company to reporting obligations to, and on-site compliance examinations by, the CFPB. In addition, even in the absence of a "larger participant" rule, the CFPB has the power to order individual nonbank financial institutions to submit to supervision where the CFPB has reasonable cause to determine that the institution is engaged in "conduct that poses risks to consumers" under 12 USC 5514(a)(1)(C). In 2022, the CFPB announced that it had begun using this "dormant authority" to examine nonbank entities and the CFPB is attempting to expand the number of nonbank entities it currently supervises. Specifically, the CFPB previously notified the Company that it was seeking to establish such supervisory authority over the Company. Since then, the CFPB issued a public designation order setting forth its determination that the Company had met the legal requirements for supervision (the "Order"). Pursuant to the terms of the Order, the CFPB had supervisory authority over the Company pursuant to section 1024(a)(1)(C) of the Consumer Financial Protection Act of 2010 until such time as the Order is terminated consistent with 12 C.F.R. 1091.113. Importantly, on May 12, 2025, the CFPB withdrew the Order, indicating that the CFPB "is shifting its supervisory priorities to focus on pressing threats to consumers" and that supervision of the Company "is not consistent with these priorities." See Part I, Item 1, "Description of Business - Government Regulation - Federal legislation," for a further discussion of these matters and the federal regulations to which the Company's operations are subject and Part I, Item 1A, "Risk Factors," for more information regarding these regulatory and related risks.

Quarterly Information and Seasonality

The Company's loan volume and corresponding loans receivable follow seasonal trends. The Company's highest loan demand typically occurs from October through December, its third fiscal quarter. Loan demand has generally been the lowest and loan repayment highest from January to March, its fourth fiscal quarter. Loan volume and average balances typically remain relatively level during the remainder of the year. This seasonal trend affects quarterly operating performance through corresponding fluctuations in interest and fee income and insurance commissions earned and the provision for credit losses recorded, as well as fluctuations in the Company's cash needs. Consequently, operating results for the Company's third fiscal quarter generally are significantly lower than in other quarters and operating results for its fourth fiscal quarter are significantly higher than in other quarters.

The following table sets forth, on a quarterly basis, certain items included in the Company's unaudited Consolidated Financial Statements and shows the number of branches open during fiscal years 2025 and 2024.

	At or for the Three Months Ended							
	Fiscal 2025				Fiscal 2024			
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	(Dollars in thousands)							
Total revenues	$ 129,527	$ 131,410	$ 138,633	$ 165,272	$ 139,324	$ 136,875	$ 137,750	$ 159,265
Provision for credit losses	$ 45,419	$ 46,669	$ 44,103	$ 33,024	$ 46,602	$ 40,463	$ 40,632	$ 29,276
General and administrative expenses	$ 61,412	$ 46,355	$ 67,223	$ 65,940	$ 68,125	$ 62,948	$ 65,909	$ 71,619
Net income	$ 9,947	$ 22,129	$ 13,389	$ 44,278	$ 9,539	$ 16,082	$ 16,666	$ 35,058
Gross loans receivable	$1,274,819	$ 1,295,870	$ 1,381,462	$1,225,636	$1,397,966	$ 1,379,514	$1,400,622	$1,277,149
Number of branches open	1,047	1,045	1,035	1,024	1,055	1,053	1,052	1,048

Critical Accounting Policies and Estimates

The Company's accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the Consolidated Financial Statements are discussed in Note 1 to the Consolidated Financial Statements. Certain critical accounting policies involve significant judgment by the Company's management, including the use of estimates and assumptions which affect the reported amounts of assets, liabilities, revenues, and expenses. As a result, changes in these estimates and assumptions could significantly affect the Company's financial position and results of operations. The Company considers its policies regarding the allowance for credit losses, share-based compensation, and income taxes to be its most critical accounting policies due to the significant degree of management judgment involved.

Allowance for Credit Losses

Accounting policies related to the allowance for credit losses are considered to be critical as these policies involve considerable subjective judgement and estimation by management. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions, and reasonable and supportable forecasts.

Share-Based Compensation

The Company measures compensation cost for share-based awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of restricted stock is based on the number of shares granted and the quoted price of our common stock at the time of grant, and the fair value of stock options is determined using the Black-Scholes valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including expected volatility, risk-free interest rate and expected life. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Income Taxes

Management uses certain assumptions and estimates in determining income taxes payable or refundable, deferred income tax liabilities and assets for events recognized differently in its financial statements and income tax returns, and income tax expense. Determining these amounts requires analysis of certain transactions and interpretation of tax laws and regulations. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are re-evaluated on a periodic basis as regulatory and business factors change.

Pursuant to ASC 740, a deferred tax asset or liability is generally recognized for the estimated future tax effects attributable to temporary differences, net operating losses, and tax credit carryforwards. Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the realizability of the Company's deferred tax assets. The Company considers all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against its deferred tax asset. If, based on its assessment, the Company determines that it is more likely than not (intended to mean a likelihood that is more than 50%) that some portion or all of the deferred tax asset will not be realized, a valuation allowance is established. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income of the appropriate character during the periods in which the temporary differences become deductible. Management considers the timing of the reversal of deferred liabilities, projected future taxable income, tax planning strategies, and the ability to carryback tax attributes in making this assessment.

No assurance can be given that either the tax returns submitted by management or the income tax reported on the Consolidated Financial Statements will not be adjusted by either adverse rulings, changes in the tax code, or assessments made by the IRS or by state or foreign taxing authorities. The Company is subject to potential adverse adjustments including, but not limited to: an increase in the statutory federal or state income tax rates, the permanent non-deductibility of amounts currently considered deductible either now or in future periods, and the dependency on the generation of future taxable income in order to ultimately realize deferred income tax assets.

Under FASB ASC 740, the Company includes the current and deferred tax impact of its tax positions in the financial statements when it is more likely than not (likelihood of greater than 50%) that such positions will be sustained by taxing authorities, with full knowledge of relevant information, based on the technical merits of the tax position. While the Company supports its tax positions by unambiguous tax law, prior experience with the taxing authority, and analysis that considers all relevant facts, circumstances and regulations, management must still rely on assumptions and estimates to determine the overall likelihood of success and proper quantification of a given tax position.

Liquidity and Capital Resources

The Company has financed and continues to finance its operations, acquisitions and branch expansion through a combination of cash flows from operations and borrowings from its institutional lenders. The Company has generally applied its cash flows from operations to fund its loan volume, fund acquisitions, repay long-term indebtedness and repurchase its common stock. As the Company's gross loans receivable decreased from $1.52 billion at March 31, 2022 to $1.23 billion at March 31, 2025, net cash provided by operating activities for fiscal years 2025, 2024, and 2023 was $254.2 million, $265.8 million, and $291.6 million, respectively.

On September 27, 2021, we issued $300 million in aggregate principal amount of 7.0% senior notes due 2026. The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Company's existing and certain of its future subsidiaries that guarantee the revolving credit facility. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing May 1, 2022. At any time prior to November 1, 2023, the Company could have redeemed the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium, as described in the indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. At any time on or after November 1, 2023, the Company may redeem the Notes at redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to November 1, 2023, the Company could have used the proceeds of certain equity offerings to redeem up to 40% of the aggregate principal amount of the Notes issued under the indenture at a redemption price equal to 107.0% of the principal amount of Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

We used the net proceeds from this offering to repay a portion of the outstanding indebtedness under our revolving credit facility and for general corporate purposes.

During fiscal 2025, the Company repurchased and extinguished $89.0 million of its Notes, net of $0.6 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $88.0 million.

During fiscal 2024, the Company repurchased and extinguished $15.7 million of its Notes, net of $0.2 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $14.1 million.

During fiscal 2023, the Company repurchased and extinguished $9.0 million of its Notes, net of $0.1 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $7.2 million.

As a result, the Company recognized a $1.0 million, $1.6 million and $1.8 million gain on extinguishment for the years ended March 31, 2025, 2024, and 2023, respectively. In accordance with ASC 470, the Company recognized the gain on extinguishment as a component of interest expense in the Company's Consolidated Statements of Operations.

The indenture governing the Notes contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to (i) incur additional indebtedness or issue certain disqualified stock and preferred stock; (ii) pay dividends or distributions or redeem or purchase capital stock; (iii) prepay subordinated debt or make certain investments; (iv) transfer and sell assets; (v) create or permit to exist liens; (vi) enter into agreements that restrict dividends, loans and other distributions from their subsidiaries; (vii) engage in a merger, consolidation or sell, transfer or otherwise dispose of all or substantially all of their assets; and (viii) engage in transactions with affiliates. However, these covenants are subject to a number of important detailed qualifications and exceptions.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. However, our revolving credit facility and the Notes limit share repurchases to up to $90.0 million from March 26, 2021 through June 30, 2022 plus up to 50% of consolidated adjusted net income for the period commencing January 1, 2019. As of March 31, 2025, subject to further approval from our Board of Directors, we could repurchase approximately $18.8 million of shares under the terms of our debt facilities. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the revolving credit facility and the Notes.

The Company acquired $18.8 million and $2.1 million in loans receivable, net during fiscal 2025 and 2024, respectively. The Company believes that attractive opportunities to acquire new branches or receivables from its competitors or to acquire branches in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

The Company has a revolving credit facility with a syndicate of banks. The revolving credit facility provides for revolving borrowings of up to the lesser of (a) the aggregate commitments under the facility and (b) a borrowing base, and it includes a $889.7 thousand letter of credit under a $1.5 million subfacility.

Subject to a borrowing base formula, the Company may borrow at the rate of one month SOFR plus a spread adjustment of 0.10% and an applicable margin of 3.5% with a minimum rate of 4.5%. At March 31, 2025, the aggregate commitments under the revolving credit facility were $580.0 million. The Company had $889.7 thousand in outstanding standby letters of credit which include (i) $300.0 thousand related to worker's compensation expiring on December 31, 2025 and (ii) $589.7 thousand related to the Company's investment in captive insurance expiring on April 12, 2026. Both letters of credit automatically extend for one year on their expiration dates. The borrowing base limitation is equal to the product of (a) the Company's eligible loans receivables, less unearned finance charges, insurance premiums and insurance commissions, and (b) an advance rate percentage that ranges from 70% to 80% based on a collateral performance indicator, as more completely described below. Further, under the revolving credit facility, the administrative agent has the right to set aside reasonable reserves against the available borrowing base in such amounts as it may deem appropriate, including, without limitation, reserves with respect to certain regulatory events or any increased operational, legal, or regulatory risk of the Company and its subsidiaries.

For the year ended March 31, 2025, the effective interest rate, including the commitment fee, on borrowings under the revolving credit facility was 9.5%. The Company pays a commitment fee equal to 0.50% per annum of the daily unused portion of the commitments. On March 31, 2025, $262.5 million was outstanding under this facility, and there was $316.7 million of unused borrowing availability under the borrowing base limitations.

The Company's obligations under the revolving credit facility, together with treasury management and hedging obligations owing to any lender under the revolving credit facility or any affiliate of any such lender, are required to be guaranteed by each of the Company's wholly-owned subsidiaries. The obligations of the Company and the subsidiary guarantors under the revolving credit facility, together with such treasury management and hedging obligations, are secured by a first-priority security interest in substantially all assets of the Company and the subsidiary guarantors.

The agreement governing the Company's revolving credit facility contains affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, pay dividends and repurchase or redeem capital stock, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, redeem or prepay subordinated debt, amend subordinated debt documents, make changes in the nature of its business, and engage in transactions with affiliates. The agreement allows the Company to incur subordinated debt that matures after the termination date for the revolving credit facility and that contains specified subordination terms, subject to limitations on amount imposed by the financial covenants under the agreement. The agreement's financial covenants include (i) a minimum consolidated net worth of $325.0 million; (ii) a maximum ratio of total debt to consolidated adjusted net worth of 2.25 to 1.0 for the fiscal quarter ended December 31, 2023 and each fiscal quarter thereafter; (iii) a maximum collateral performance indicator of 26.0% as of the end of each calendar month; and (iv) a minimum fixed charges coverage ratio of 2.0 to 1.0 for the fiscal quarters ending December 31, 2023 through December 31, 2024, and 2.25 to 1.0 for each fiscal quarter thereafter, where the ratio for the most recent four consecutive fiscal quarters must be at least 2.0 to 1.0 in order for the Company to declare dividends or purchase any class or series of its capital stock or other equity.

The collateral performance indicator is equal to the sum of (a) a three-month rolling average rate of receivables at least sixty days past due and (b) an eight-month rolling average net charge-off rate. The Company was in compliance with these covenants at March 31, 2025 and does not believe that these covenants will materially limit its business and expansion strategy.

The agreement contains events of default including, without limitation, nonpayment of principal, interest or other obligations, violation of covenants, misrepresentation, cross-default to other debt, bankruptcy and other insolvency events, judgments, certain ERISA events, actual or asserted invalidity of loan documentation, invalidity of subordination provisions of subordinated debt, certain changes of control of the Company, and the occurrence of certain regulatory events (including the entry of any stay, order, judgment, ruling or similar event related to the Company's or any of its subsidiaries' originating, holding, pledging, collecting or enforcing its eligible loans receivables that is material to the Company or any subsidiary) which remains unvacated, undischarged, unbonded or unstayed by appeal or otherwise for a period of 60 days from the date of its entry and is reasonably likely to cause a material adverse change.

As of March 31, 2025, the Company's debt outstanding was $446.9 million, net of $1.0 million unamortized debt issuance costs related to the unsecured senior notes payable, and its shareholders' equity was $439.5 million resulting in a debt-to-equity ratio of 1.0:1.0. Management will continue to monitor the Company's debt-to-equity ratio and is committed to maintaining a debt level that will allow the Company to continue to execute its business objectives, while not putting undue stress on its Consolidated Balance Sheets.

The Company believes that cash flow from operations and borrowings under its revolving credit facility or other sources will be adequate to fund the expected cash requirements from contractual and other obligations and cost of opening or acquiring new branches, including funding initial operating losses of new branches and funding loans receivable originated by those branches and the Company's other branches (for the next 12 months and for the foreseeable future beyond that). Except as otherwise discussed in this report including, but not limited to, any discussions in Part 1, Item 1A, "Risk Factors" (as supplemented by any subsequent disclosures in information the Company files with or furnishes to the SEC from time to time), management is not currently aware of any trends, demands, commitments, events or uncertainties that it believes will or could result in, or are or could be reasonably likely to result in, any material adverse effect on the Company's liquidity.

Share Repurchase Program

On May 15, 2024, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock, inclusive of any amount that remains available for repurchase under prior repurchase authorizations. As of December 31, 2024, the Company had approximately $9.0 million in aggregate remaining repurchase capacity under that share repurchase program. On February 12, 2025, the Board of Directors authorized the

Company to repurchase up to $25.0 million of the Company's outstanding common stock, inclusive of the amount that remains available for repurchase under prior repurchase authorizations. As of March 31, 2025, the Company had $0.4 million in aggregate remaining repurchase capacity under such share repurchase program, and on April 30, 2025, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock, inclusive of any amount that remains available for repurchase under this prior repurchase authorization. The timing and actual number of shares of common stock repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, restrictions under the Company's debt agreements and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the revolving credit facility and the Notes. Our first priority is to ensure we have enough capital to fund loan growth. As of March 31, 2025, subject to further approval from our Board of Directors, we could repurchase approximately $18.8 million of shares under the terms of our debt facilities. To the extent we have excess capital, we may repurchase stock, if appropriate and as authorized by our Board of Directors.

Inflation

The Company does not believe that inflation will have a materially adverse effect on its financial condition, unless changes in inflation are particularly severe and sudden in nature. Although inflation would increase the Company's operating costs in absolute terms and may impact the ability or willingness of borrowers to repay their loans, the Company expects that the same decrease in the value of money would result in an increase in the size of loans demanded by its customer base. It is reasonable to anticipate that such a change in customer preference would result in an increase in total loan receivables and an increase in absolute revenues to be generated from that larger amount of loans receivable. The Company believes that this increase in absolute revenues should offset any increase in operating costs. In addition, because the Company's loans have a relatively short contractual term and average life, it is unlikely that loans made at any given point in time will be repaid with significantly inflated dollars.

Legal Matters

From time to time the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. See Part I, Item 3, "Legal Proceedings" and Note 16 to our audited Consolidated Financial Statements for further discussion of legal matters.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Our operations expose us to a variety of market risks, including the effects of changes in interest rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

The Company's outstanding debt under its revolving credit facility was $262.5 million at March 31, 2025. Interest on borrowings under this facility is based on the greater of 4.5% or one month SOFR plus 0.10% and an applicable margin of 3.5%.

Based on the outstanding balance under the Company's revolving credit facility at March 31, 2025, a change of 1% in the interest rate would cause a change in interest expense of approximately $2.6 million on an annual basis.

Item 8.   **Financial Statements and Supplementary Data**

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2025	2024
ASSETS		
Cash and cash equivalents	**$ 9,730,296**	$ 11,839,460
Gross loans receivable	**1,225,635,918**	1,277,149,256
Less:		
Unearned interest, insurance and fees	**(309,320,104)**	(326,746,136)
Allowance for credit losses	**(103,347,129)**	(102,962,811)
Loans receivable, net	**812,968,685**	847,440,309
Income taxes receivable	**—**	3,091,229
Operating lease ROU assets, net	**76,234,832**	79,501,238
Property and equipment, net	**19,765,788**	22,897,197
Deferred income taxes, net	**33,291,074**	30,942,844
Other assets, net	**40,871,600**	42,198,242
Goodwill	**7,370,791**	7,370,791
Intangible assets, net	**7,394,581**	11,069,733
Total assets	**$1,007,627,647**	$1,056,351,043

LIABILITIES & SHAREHOLDERS' EQUITY		
Liabilities:		
Senior notes payable	**$ 262,451,475**	$ 223,419,132
Senior unsecured notes payable, net	**184,418,211**	272,609,632
Income taxes payable	**222,742**	—
Operating lease liability	**78,689,723**	81,920,865
Accounts payable and accrued expenses	**42,365,032**	53,974,198
Total liabilities	**568,147,183**	631,923,827
Commitments and contingencies (Notes 9 and 16)		
Shareholders' equity:		
Preferred stock, no par value Authorized 5,000,000, no shares issued or outstanding	**—**	—
Common stock, no par value Authorized 95,000,000 shares; issued and outstanding 5,374,012 and 5,938,665 shares at March 31, 2025 and March 31, 2024, respectively	**—**	—
Additional paid-in capital	**266,426,478**	286,432,952
Retained earnings	**173,053,986**	137,994,264
Total shareholders' equity	**439,480,464**	424,427,216
Total liabilities and shareholders' equity	**$1,007,627,647**	$1,056,351,043

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2025	2024	2023
Revenues:			
Interest and fee income	**$ 465,090,517**	$ 468,527,861	$ 508,335,681
Insurance and other income, net	**99,750,948**	104,685,541	108,209,683
Total revenues	**564,841,465**	573,213,402	616,545,364
Expenses:			
Provision for credit losses	**169,215,395**	156,973,220	259,463,199
General and administrative expenses:			
Personnel	**141,059,782**	164,454,210	177,690,957
Occupancy and equipment	**49,139,934**	49,776,200	52,106,567
Advertising	**10,224,708**	9,932,122	6,096,083
Amortization of intangible assets	**3,809,753**	4,219,846	4,466,535
Other	**36,696,936**	40,217,781	39,113,656
Total general and administrative expenses	**240,931,113**	268,600,159	279,473,798
Interest expense	**42,709,580**	48,232,287	50,462,594
Total expenses	**452,856,088**	473,805,666	589,399,591
Income before income taxes	**111,985,377**	99,407,736	27,145,773
Income taxes	**22,243,979**	22,062,509	5,913,783
Net income	**$ 89,741,398**	$ 77,345,227	$ 21,231,990
Net income per common share:			
Basic	**$ 16.54**	$ 13.45	$ 3.69
Diluted	**$ 16.30**	$ 13.19	$ 3.60
Weighted average common shares outstanding:			
Basic	**5,425,483**	5,748,554	5,749,492
Diluted	**5,506,985**	5,861,900	5,898,670

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended March 31, 2025

| | Common Stock | | | |
	Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balances at March 31, 2024	**5,938,665**	**$ 286,432,952**	**$ 137,994,264**	**$ 424,427,216**
Proceeds from exercise of stock options	25,268	2,358,547	—	2,358,547
Common stock repurchases	(400,617)	—	(54,681,676)	(54,681,676)
Stock-based compensation (reversal) related to restricted stock, net of forfeitures and cancellations ($2,676,053)	(189,304)	(22,972,296)	—	(22,972,296)
Stock-based compensation related to stock options	—	607,275	—	607,275
Net income	—	—	89,741,398	89,741,398
Balances at March 31, 2025	**5,374,012**	**$ 266,426,478**	**$ 173,053,986**	**$ 439,480,464**

Year ended March 31, 2024

| | Common Stock | | | |
	Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balances at March 31, 2023	6,231,082	$ 288,071,839	$ 97,154,898	$ 385,226,737
Proceeds from exercise of stock options, net of cancellations	34,649	2,867,974	—	2,867,974
Common stock repurchases	(295,201)		(36,505,861)	(36,505,861)
Stock-based compensation (reversal) related to restricted stock, net of forfeitures and cancellations ($2,823,774)	(31,865)	(752,652)	—	(752,652)
Stock-based compensation (reversal) related to stock options	—	(3,754,209)	—	(3,754,209)
Net income	—	—	77,345,227	77,345,227
Balances at March 31, 2024	5,938,665	$ 286,432,952	$ 137,994,264	$ 424,427,216

Year ended March 31, 2023

| | Common Stock | | | |
	Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balances at March 31, 2022	6,348,314	$ 280,907,085	$ 92,117,343	$ 373,024,428
Proceeds from exercise of stock options	7,569	654,920	—	654,920
Common stock repurchases	(73,643)	—	(14,314,089)	(14,314,089)
Stock-based compensation related to restricted stock, net of cancellations ($2,543,001)	(51,158)	4,067,525	—	4,067,525
Stock-based compensation related to stock options	—	2,442,309	—	2,442,309
Cumulative effect of adoption of ASC 326	—	—	(1,880,346)	(1,880,346)
Net income	—	—	21,231,990	21,231,990
Balances at March 31, 2023	6,231,082	$ 288,071,839	$ 97,154,898	$ 385,226,737

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2025	2024	2023
Cash flow from operating activities:			
Net income	$ **89,741,398**	$ 77,345,227	$ 21,231,990
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	**3,809,753**	4,219,846	4,466,535
Accrued unearned interest	**1,253,389**	(1,131,985)	3,213,737
Gain on extinguishment of senior unsecured notes payable	**(982,791)**	(1,631,964)	(1,831,277)
Amortization of deferred loan costs	**14,082,368**	14,216,781	15,526,336
Amortization of debt issuance costs	**1,298,513**	1,686,563	1,654,916
Amortization of discount on loans acquired in an asset purchase	**(596,966)**	—	—
Provision for credit losses	**169,215,395**	156,973,220	259,463,199
Depreciation	**6,325,036**	6,668,557	6,239,266
Amortization of finance leases	**—**	—	204,552
Gain on asset acquisitions, net of income tax	**—**	(112,683)	(3,993,168)
Loss (gain) on sale of property and equipment	**(60,087)**	(57,100)	11,837
Deferred income tax expense (benefit)	**(2,348,230)**	10,737,604	(2,102,085)
Stock-based compensation (reversal) related to equity classified awards	**(19,688,968)**	(1,683,087)	9,052,835
Gain on company-owned life insurance	**(171,742)**	(154,140)	(104,113)
Change in accounts:			
Other assets, net	**1,067,841**	1,217,574	(9,147,152)
Income taxes payable and receivable	**3,313,971**	(5,623,995)	(4,851,403)
Accounts payable and accrued expenses	**(12,095,278)**	3,112,948	(7,482,219)
Net cash provided by operating activities	**254,163,602**	265,783,366	291,553,786
Cash flows from investing activities:			
Increase in loans receivable, net	**(130,669,869)**	(127,576,429)	(152,154,050)
Cash paid for acquisitions, primarily loans	**(18,947,294)**	(1,978,815)	(23,131,758)
Purchases of property and equipment	**(3,683,784)**	(5,932,748)	(5,827,773)
Proceeds from sale of property and equipment	**550,244**	350,174	529,781
Net cash used in investing activities	**(152,750,703)**	(135,137,818)	(180,583,800)
Cash flow from financing activities:			
Borrowings from senior notes payable	**416,597,875**	305,700,964	313,862,948
Payments on senior notes payable	**(377,565,532)**	(390,192,656)	(402,924,870)
Payments for extinguished senior unsecured notes payable	**(87,990,854)**	(14,043,159)	(7,171,700)
Debt issuance costs associated with senior unsecured notes payable	**—**	—	(19,656)
Payments for debt extinguishment costs	**(12,500)**	(28,125)	(22,850)
Debt issuance costs associated with senior notes payable	**(37,982)**	(591,716)	(1,139,008)
Proceeds from exercise of stock options	**2,358,547**	2,867,974	654,920
Payments for taxes related to net share settlement of equity awards	**(2,676,053)**	(2,823,774)	(2,543,001)
Repurchase of common stock	**(54,195,564)**	(36,204,531)	(14,314,089)
Repayment of finance lease	**—**	—	(80,067)
Net cash used in financing activities	**(103,522,063)**	(135,315,023)	(113,697,373)
Net change in cash and cash equivalents	**(2,109,164)**	(4,669,475)	(2,727,387)
Cash and cash equivalents at beginning of year	**11,839,460**	16,508,935	19,236,322
Cash and cash equivalents at end of year	$ **9,730,296**	$ 11,839,460	$ 16,508,935
Interest paid during the year	$ **44,691,237**	$ 48,836,325	$ 51,761,768
Income taxes paid during the year	$ **3,654,628**	$ 8,952,124	$ 10,783,143
Finance lease ROU assets, net transferred to property and equipment, net	$ **—**	$ —	$ 402,960
Non-cash excise tax on stock repurchases	$ **486,112**	$ 301,330	$ —

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Summary of Significant Accounting Policies

The Company's accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the Consolidated Financial Statements.

Nature of Operations

The Company is a small-dollar consumer finance (installment loan) company headquartered in Greenville, South Carolina that offers short-term small loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services to its customer base and to others.

As of March 31, 2025, the Company operated 1,024 branches in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah, and Wisconsin. Branches in the aforementioned states operate under one of the following names: World Finance Corporation or World Finance.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of World Acceptance Corporation and its wholly-owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states and WAC Insurance Company, Ltd. (a captive reinsurance company). All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant item subject to such estimates and assumptions that could materially change in the near term is the allowance for credit losses.

Reclassification

From time to time, prior period amounts may be reclassified to conform to the current presentation. Such reclassifications have no impact on previously reported net income or shareholders' equity.

Segment Reporting

The Company reports operating segments in accordance with FASB ASC Topic 280. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. FASB ASC Topic 280 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items.

The Company has one reportable segment: the consumer finance segment. The other revenue generating activities of the Company, including the sale of insurance products, income tax preparation, and the automobile club, are done within the existing branch network in conjunction with or as a complement to the lending operations. There is no discrete financial information available for these activities, and they do not meet the criteria under FASB ASC Topic 280 to be considered operating segments. The accounting policies of the Company's segment are described within this Note 1 to the Consolidated Financial Statements.

The Company's CODM is its CEO. The CODM utilizes consolidated net income as presented in the Consolidated Statements of Operations to evaluate and measure segment performance and to determine how to allocate resources. Significant segment expenses are consistent with those presented in the Consolidated Statements of Operations, and segment assets are consistent with those presented in the Consolidated Balance Sheets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less from the date of original issuance to be cash equivalents. As of March 31, 2025 and 2024, the Company had $5.0 million and $6.7 million, respectively, in restricted cash associated with its captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company.

Loans and Interest and Fee Income

The Company is licensed to originate consumer loans in the states of Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Texas, Tennessee, Utah, and Wisconsin. During fiscal 2025, 2024, and 2023, the Company originated loans generally ranging up to $5,000 with terms of 60 months or fewer. Experience indicates that a majority of the consumer loans are refinanced, and the Company accounts for the majority of the refinancings as new loans. Generally, a customer must make multiple payments in order to qualify for refinancing. Furthermore, the Company's lending policy has predetermined lending amounts so that in most cases a refinancing will result in advancing additional funds. The Company believes that the advancement of additional funds constitutes more than a minor modification to the terms of the existing loan if the present value of the cash flows under the terms of the new loan will be 10% or more of the present value of the remaining cash flows under the terms of the original loan.

The following table sets forth information about our loan products for fiscal 2025:

	Minimum Origination	Maximum Origination	Minimum Term (Months)	Maximum Term (Months)
Small loans	$ 150	$ 2,450	4	33
Large loans	2,500	25,200	9	60
Tax advance loans	500	7,000	8	35

Gross loans receivable at March 31, 2025 and 2024 consisted of the following:

	2025	2024
Small loans	$ **626,775,511**	$ 551,769,248
Large loans	**594,490,890**	712,991,000
Tax advance loans	**4,369,517**	12,389,008
Total gross loans	$ **1,225,635,918**	$ 1,277,149,256

Loans receivable are carried at amortized cost, which is the gross amount outstanding, reduced by unearned interest and insurance income, net of deferred origination fees and direct costs, and an allowance for credit losses. Fees received and direct costs incurred for the origination of loans are deferred and amortized to interest income over the contractual lives of the loans using the interest method. Unamortized amounts are recognized in interest income at the time that loans are refinanced or paid in full except for those refinancings that do not constitute a more than minor modification. Net unamortized deferred origination costs were $5.5 million and $5.0 million as of March 31, 2025 and 2024, respectively.

The Company recognizes interest and fee income using the interest method. Charges for late payments are recognized in interest and fee income when collected.

With the exception of TALs, which are interest free, the Company offers its loans at the prevailing statutory rates for terms not to exceed 60 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

From time to time, the Company will sell charged off loans receivable, which are accounted for as a sale in accordance with ASC 860, *Transfers and Servicing*. See Note 2 to the Consolidated Financial Statements for further information.

Nonaccrual Policy

The accrual of interest is discontinued when a loan is 61 days or more past the contractual due date. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. While a loan is on nonaccrual status, interest income is recognized only when a payment is received. Once a loan moves to nonaccrual status, it remains in nonaccrual status until it is paid out, charged off or refinanced.

Allowance for Credit Losses

Refer to Note 2 to the Consolidated Financial Statements for information regarding the Company's CECL allowance model and a description of the policies and methodology utilized.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset as follows: buildings, 25 to 40 years; furniture and fixtures, 5 to 10 years; equipment, 3 to 7 years; and vehicles, 3 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset, which is generally five years, or the lease term, which is generally three to five years. Additions to premises and equipment and major replacements or improvements are added at cost. Maintenance, repairs, and minor replacements are charged to operating expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in Insurance and other income, net in the Consolidated Statements of Operations.

Leases

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. Lease liability is measured as of the lease commencement date based on the present value of the remaining minimum lease payments. The Company uses a discount rate that is based on the Company's incremental borrowing rate on its senior notes payable when evaluating leases. Refer to Note 9 to the Consolidated Financial Statements for further discussion of the discount rate. A lease's ROU asset equals its lease liability, net of any prepaid rent.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU assets and lease obligations for its short-term equipment leases, which are defined as leases with an initial term of 12 months or less. Further, the Company has elected to not separate lease from non-lease components. Variable lease costs are payments that vary because of changes in facts or circumstances occurring after a lease's commencement date, other than the passage of time, and can include expenses such as common area maintenance, utilities, and repairs and maintenance.

Other Assets

Other assets include cash surrender value of life insurance policies, HTC investments, prepaid expenses, debt issuance costs related to the senior notes payable, and other deposits and receivables.

Debt Issuance Costs

In accordance with ASC 835, debt issuance costs related to the senior unsecured notes payable are presented as a direct deduction from its carrying value in the Consolidated Balance Sheets. Unamortized debt issuance costs related to the senior unsecured notes payable as of March 31, 2025 and 2024 were $1.0 million and $2.4 million, respectively.

As the Company intends to pay down the senior notes payable throughout the contractual arrangement, debt issuance costs related to this arrangement are presented as an asset within Other assets in the Consolidated Balance Sheets as discussed above. Unamortized debt issuance costs related to the senior notes payable as of March 31, 2025 and 2024 were $0.6 million and $1.1 million, respectively.

Intangible Assets and Goodwill

Intangible assets include the fair value of acquired customer lists and the fair value assigned to non-compete agreements. Customer lists are amortized on a straight line or accelerated basis over their estimated period of benefit. As of March 31, 2025, the useful life of customer lists ranged from 8 to 23 years with a weighted average of approximately 8.8 years. Non-compete agreements are amortized on a straight line basis over the term of the agreement. As of March 31, 2024, the useful life of non-compete agreements ranged from 3 to 5 years with a weighted average of approximately 5.0 years.

The fair value of the customer lists is based on a valuation model that utilizes the Company's historical data to estimate the value of any acquired customer lists. The branches the Company acquires are small, privately-owned branches, which do not have sufficient historical data to determine customer attrition. The Company believes that the customers acquired have the same characteristics and perform similarly to its customers. Therefore, the Company utilized the attrition patterns of its customers when developing the estimate of attrition for acquired customers. This estimation method is re-evaluated periodically. Non-compete agreements are valued at the stated amount paid to the other party for these agreements, which the Company believes approximates the fair value. In a business combination, the remaining excess of the purchase price over the fair value of the tangible assets, customer list, and non-compete agreements is allocated to goodwill.

The Company evaluates goodwill annually for impairment in the fourth quarter of the fiscal year using the market value-based approach. The Company has one reporting unit, and the Company has multiple components, the lowest level of which is individual branches. The Company's components are aggregated for impairment testing as they have similar economic characteristics.

Impairment of Long-Lived Assets

The Company assesses impairment of long-lived assets, including property and equipment and intangible assets, whenever changes or events indicate that the carrying amount may not be recoverable. The Company assesses impairment of these assets generally at the branch level based on the operating cash flows of the branch and the Company's plans for branch closings. The Company will write down such assets to fair value if, based on an analysis, the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets. The Company did not record any impairment charges for the fiscal years ended March 31, 2025, 2024, or 2023.

Fair Value of Financial Instruments

FASB ASC Topic 825 requires disclosures about the fair value of all financial instruments, regardless of whether the financial instrument is recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The Company's financial instruments for the periods reported consist of the following: cash and cash equivalents, loans receivable, senior notes payable, and senior unsecured notes payable.

Loans receivable are originated at prevailing market rates and have an average life of up to twelve months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's senior notes payable has a variable rate based on a margin over SOFR and reprices with any changes in SOFR. The fair value of the senior unsecured notes payable is estimated based on quoted prices in markets that are not active.

Insurance Premiums and Commissions

Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are recorded to unearned insurance commissions and recognized as insurance income over the life of the related insurance contracts. The Company recognizes insurance income using the Rule of 78s method for credit life (decreasing term), credit accident and health, unemployment insurance and the Pro Rata method for credit life (level term) and credit property.

Non-filing Insurance

Non-filing insurance premiums are charged to certain customers on certain loans in lieu of recording and perfecting the Company's security interest in the assets pledged. The premiums are passed through to a third-party insurance company, and any recoveries from customers after a receipt of an insurance payment are remitted to the third-party insurance company. Neither non-filing insurance premiums nor recoveries are reflected in the accompanying Consolidated Statements of Operations (see Note 8 to the Consolidated Financial Statements).

Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. Paid claims are applied to customers' accounts, typically prior to charge-off, and are not reflected in net charge-offs. Non-filing insurance claims do not impact our allowance for credit losses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment related to additional facts and circumstances occurs.

Earnings Per Share

EPS is computed in accordance with FASB ASC Topic 260. Basic EPS includes no dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of Service Options and Restricted Stock, which are computed using the treasury stock method. See Note 11 to the Consolidated Financial Statements for the reconciliation of the numerators and denominators for basic and dilutive EPS calculations.

Stock-Based Compensation

FASB ASC Topic 718-10 requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. FASB ASC Topic 718-10 does not change the accounting guidance for share-based payment transactions with parties other than employees provided in FASB ASC Topic 718-10. Under FASB ASC Topic 718-10, the way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value, amortized over the subsequent vesting period, and are not subsequently remeasured. The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock on the grant date. The fair value of options is estimated on the grant date using the Black-Scholes option pricing model (see Note 12 to the Consolidated Financial Statements). The Company accounts for forfeitures as they occur. At March 31, 2025, the Company had several share-based employee compensation plans, which are described more fully in Note 12 to the Consolidated Financial Statements.

Share Repurchases

On February 12, 2025, the Board of Directors authorized the Company to repurchase up to $25.0 million of the Company's outstanding common stock, inclusive of the amount that remains available for repurchase under prior repurchase authorizations. As of March 31, 2025, the Company had $0.4 million in aggregate remaining repurchase capacity under its current share repurchase program, and on April 30, 2025, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock, inclusive of any amount that remains available for repurchase under this prior repurchase authorization. The timing and actual number of shares of common stock repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, restrictions under the revolving credit facility and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

On February 18, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 162,712 shares for $24.0 million from Prescott Associates L.P. in a privately negotiated transaction. Prescott Associates L.P. is an affiliate of Prescott General Partners, LLC, who, along with its affiliates, beneficially own approximately 47.2% of the Company's common stock. The $147.50 price per share was based upon the prevailing market rate at the time, and the closing market rate at February 18, 2025 was $147.16.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the revolving credit facility and the Notes. As of March 31, 2025, subject to further approval from our Board of Directors, we could repurchase approximately $18.8 million of shares under the terms of our debt facilities. To the extent we have excess capital, we may repurchase stock, if appropriate and as authorized by our Board of Directors.

Concentration of Risk

The Company generally serves individuals with limited access to other sources of consumer credit such as banks, credit unions, other consumer finance businesses and credit card lenders. Substantially all new customers are required to submit a listing of personal property that will serve as collateral to secure the loan; however, the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral.

During the year ended March 31, 2025, the Company operated in sixteen states in the United States. For fiscal years ended March 31, 2025, 2024, and 2023, gross loan receivable within the Company's four largest states accounted for approximately 51% of the Company's gross loans receivable balance.

The Company maintains amounts in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts, which are maintained with large domestic banks. Management believes the Company's exposure to credit risk is minimal for these accounts.

Advertising Costs

Advertising costs are expensed the first time the advertising takes place. Advertising costs were approximately $10.2 million, $9.9 million, and $6.1 million for fiscal years 2025, 2024, and 2023, respectively.

Recently Adopted Accounting Standards

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 on March 31, 2025 expanded our segment reporting disclosures, but had no other impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which modifies the rules on income tax disclosures to require entities to expand annual disclosures to 1) include specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold and 2) disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes. ASU 2023-09 also requires entities to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and income tax expense (or benefit) from continuing operations disaggregated by federal, state and foreign, among other changes. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. Management is currently evaluating this ASU to determine its impact on the Company's Consolidated Financial Statements and related disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires additional disclosure, in the notes to financial statements, about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, which was clarified by ASU 2025-01, *Clarifying the Effective Date*. Early adoption is permitted. ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company's Consolidated Financial Statements and related disclosures.

We reviewed all other newly issued accounting pronouncements and concluded that they are either not applicable to our business or are not expected to have a material effect on the Company's Consolidated Financial Statements and related disclosures as a result of future adoption.

(2) <u>**Allowance for Credit Losses and Credit Quality Information**</u>

The following is a summary of gross loans receivable by Customer Tenure as of:

Customer Tenure	March 31, 2025	March 31, 2024
0 to 5 months	$ 101,878,703	$ 73,699,568
6 to 17 months	75,379,597	69,616,739
18 to 35 months	99,857,401	140,340,728
36 to 59 months	130,228,889	181,399,293
60+ months	813,921,811	799,703,920
Tax advance loans	4,369,517	12,389,008
Total gross loans	$ 1,225,635,918	$ 1,277,149,256

The Company uses current payment performance to assess the capability of the borrower to repay contractual obligations of the loan agreements as scheduled. Current payment performance is monitored by management on a daily basis. The Company's payment performance buckets are as follows: current, 30-60 days past due, 61-90 days past due, 91 days or more past due.

All loans, except for TALs, that are greater than 90 days past due on a recency basis and not written off as of the reporting date are reserved for at 100% of the outstanding balance, net of a calculated Rehab Rate. The weighted average Rehab Rate at March 31, 2025 and 2024 was 4.5% and 4.9%, respectively. A loan is charged off within the allowance for credit losses in the month following when an account reaches 120 days past due on a recency basis, subject to certain exceptions. Specifically, the Company's customer accounts in a confirmed bankruptcy are charged off in the month after they reach 60 days past due on a recency basis. The accounts of deceased or incarcerated customers are also charged off in the month after they reach 60 days past due on a recency basis, with the exception of deceased customers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance for credit losses.

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a recency basis and year of origination at March 31, 2025:

	Term Loans By Origination						
Loans	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$ 1,053,793,007	$ 50,053,899	$ 4,842,323	$ 251,689	$ 9,764	$ 3,256	$ 1,108,953,938
30 - 60 days past due	34,713,638	3,762,456	510,626	70,739	3,765	6,865	39,068,089
61 - 90 days past due	25,209,122	2,176,520	202,706	43,404	1,606	—	27,633,358
91 or more days past due	40,846,872	4,315,756	359,135	80,844	2,352	6,057	45,611,016
Total	$ 1,154,562,639	$ 60,308,631	$ 5,914,790	$ 446,676	$ 17,487	$ 16,178	$ 1,221,266,401

Term Loans By Origination

Tax advance loans	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$ 2,634,947	$ 137,687	$ —	$ —	$ —	$ —	$ 2,772,634
30 - 60 days past due	1,477,466	26,980	—	—	—	—	1,504,446
61 - 90 days past due	—	22,376	—	—	—	—	22,376
91 or more days past due	—	70,061	—	—	—	—	70,061
Total	$ 4,112,413	$ 257,104	$ —	$ —	$ —	$ —	4,369,517
Total gross loans							$ 1,225,635,918

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a recency basis and year of origination at March 31, 2024:

Term Loans By Origination

Loans	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$1,094,896,350	$61,853,967	$ 4,807,924	$ 109,050	$ 25,850	$ 1,371	$1,161,694,512
30 - 60 days past due	34,034,537	4,600,615	610,649	10,856	14,076	5,429	39,276,162
61 - 90 days past due	21,874,701	2,154,561	200,117	17,493	204	—	24,247,076
91 or more days past due	34,560,868	4,600,040	364,386	6,151	5,617	5,436	39,542,498
Total	$1,185,366,456	$73,209,183	$ 5,983,076	$ 143,550	$ 45,747	$ 12,236	$1,264,760,248

Term Loans By Origination

Tax advance loans	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$ 7,441,660	$ 860	$ —	$ —	$ —	$ —	$ 7,442,520
30 - 60 days past due	4,942,757	788	—	—	—	—	4,943,545
61 - 90 days past due	—	1,650	—	—	—	—	1,650
91 or more days past due	—	1,293	—	—	—	—	1,293
Total	$ 12,384,417	$ 4,591	$ —	$ —	$ —	$ —	$ 12,389,008
Total gross loans							$1,277,149,256

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2025:

Loans	Term Loans By Origination						
	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$1,036,242,539	$43,391,314	$3,580,872	$ 112,427	$ 1,559	$ —	$1,083,328,711
30 - 60 days past due	38,559,638	3,062,579	231,471	20,496	—	—	41,874,184
61 - 90 days past due	30,254,181	2,750,211	235,759	11,600	—	—	33,251,751
91 or more days past due	49,506,281	11,104,527	1,866,688	302,153	15,928	16,178	62,811,755
Total	$1,154,562,639	$60,308,631	$5,914,790	$ 446,676	$ 17,487	$ 16,178	$1,221,266,401

Tax advance loans	Term Loans By Origination						
	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$ 2,634,950	$ 111,585	$ —	$ —	$ —	$ —	$ 2,746,535
30 - 60 days past due	1,477,465	15,502	—	—	—	—	1,492,967
61 - 90 days past due	—	19,812	—	—	—	—	19,812
91 or more days past due	—	110,203	—	—	—	—	110,203
Total	$ 4,112,415	$ 257,102	$ —	$ —	$ —	$ —	$ 4,369,517

| Total gross loans | | | | | | | $1,225,635,918 |

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2024:

| Loans | Term Loans By Origination | | | | | | |
	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$1,079,720,968	$54,770,231	$ 3,681,104	$ 39,921	$ 10,484	$ 1,371	$1,138,224,079
30 - 60 days past due	37,475,784	3,388,380	288,576	1,064	—	—	41,153,804
61 - 90 days past due	26,191,269	2,903,253	208,172	3,430	204	—	29,306,328
91 or more days past due	41,978,436	12,147,320	1,805,223	99,134	35,059	10,865	56,076,037
Total	$1,185,366,457	$73,209,184	$ 5,983,075	$ 143,549	$ 45,747	$ 12,236	$1,264,760,248

| Tax advance loans | Term Loans By Origination | | | | | | |
	Up to 1 Year Ago	Between 1 and 2 Years Ago	Between 2 and 3 Years Ago	Between 3 and 4 Years Ago	Between 4 and 5 Years Ago	More than 5 Years Ago	Total
Current	$ 7,441,661	$ —	$ —	$ —	$ —	$ —	$ 7,441,661
30 - 60 days past due	4,942,757	—	—	—	—	—	4,942,757
61 - 90 days past due	—	—	—	—	—	—	—
91 or more days past due	—	4,590	—	—	—	—	4,590
Total	$ 12,384,418	$ 4,590	$ —	$ —	$ —	$ —	$ 12,389,008

| Total gross loans | | | | | | | $1,277,149,256 |

The following table provides a breakdown of the Company's gross charge-offs by fiscal year of origination for the years ended March 31, 2025, 2024 and 2023:

	2025		
	Gross Charge-offs by Origination		
Origination Year	**Loans**	**Tax advance loans**	**Total**
2020 and prior	$ 25,437	$ —	$ 25,437
2021	29,714	—	29,714
2022	797,055	—	797,055
2023	9,372,562	235	9,372,797
2024	113,281,140	3,774,832	117,055,972
2025	63,515,257	—	63,515,257
Total	$ 187,021,165	$ 3,775,067	$ 190,796,232

	2024		
	Gross Charge-offs by Origination		
Origination Year	Loans	Tax advance loans	Total
2019 and prior	$ 17,352	$ —	$ 17,352
2020	53,791	—	53,791
2021	301,162	—	301,162
2022	11,095,208	5,197	11,100,405
2023	132,745,783	1,287,512	134,033,295
2024	65,038,754	—	65,038,754
Total	$ 209,252,050	$ 1,292,709	$ 210,544,759

	2023		
	Gross Charge-offs by Origination		
Origination Year	Loans	Tax advance loans	Total
2018 and prior	$ 7,940	$ —	$ 7,940
2019	33,698	—	33,698
2020	313,337	—	313,337
2021	4,663,908	18,716	4,682,624
2022	193,167,575	2,473,341	195,640,916
2023	101,668,877	32,753	101,701,630
Total	$ 299,855,335	$ 2,524,810	$ 302,380,145

The allowance for credit losses is applied to amortized cost, which is defined as the amount at which a financing receivable is originated, and net of deferred fees and costs, collection of cash, and charge-offs. Amortized cost also includes interest earned but not collected.

Credit risk is inherent in the business of extending loans to borrowers and is continuously monitored by management and reflected within the allowance for credit losses for loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's gross loans receivable portfolio. In estimating the allowance for credit losses, loans with similar risk characteristics are aggregated into pools and collectively assessed. The Company's loan products have generally the same terms; therefore, the Company looks to borrower characteristics as a way to disaggregate loans into pools sharing similar risks.

In determining the allowance for credit losses, the Company examined four borrower risk metrics as noted below.

1. Borrower type
2. Active months
3. Prior loan performance
4. Customer Tenure

To determine how well each metric predicts default risk, the Company used loss rate data over an observation period of twelve months at the loan level. The information value was then calculated for each metric. From this analysis, management determined the metric that had the strongest predictor of default risk was Customer Tenure. The Customer Tenure buckets used in the allowance for credit loss calculation are:

1. 0 to 5 months
2. 6 to 17 months
3. 18 to 35 months
4. 36 to 59 months
5. 60+ months

Management will continue to monitor this credit metric on a quarterly basis.

Management estimates an allowance for each Customer Tenure bucket by performing a historical migration analysis of loans in that bucket for the twelve most recent historical twelve-month migration periods. Management considers whether current credit conditions might suggest a change is needed to the allowance for credit losses by monitoring trends in first pay success for NBs, 60-89 day delinquencies on a recency basis, percent of loan balances that are paying and percentage of gross loans that are acquired loans. If management determines that historical migration rates should be adjusted to reflect expected credit losses, a qualitative adjustment is made to reflect management's judgment regarding observable changes in recent or expected economic trends and conditions, portfolio composition, or other significant events or conditions that affect the current estimate.

Due to the short term nature of the loan portfolio, forecasted changes in macro-economic variables, such as unemployment levels, general inflation and commodity prices, typically do not have a significant impact on loans outstanding at the end of a particular reporting period, unless those changes are particularly severe and sudden in nature. Therefore, management develops a reasonable and supportable forecast of losses by comparing the most recent six-month loss curves as compared to historical loss curves to see if there are significant changes in borrower behavior that may indicate the historical migration rates should be adjusted. As of March 31, 2025 and 2024, there were no conditions or other factors considered significant enough to warrant a forecast adjustment.

The following table is an aging analysis on a recency basis at amortized cost of the Company's gross loans receivable at March 31, 2025:

| Customer Tenure | Current | Days Past Due - Recency Basis | | | Total Past Due | Total Loans |
		30 - 60	61 - 90	Over 90		
0 to 5 months	$ 77,087,815	$ 6,036,410	$ 6,587,901	$ 12,166,577	$ 24,790,888	$ 101,878,703
6 to 17 months	65,677,583	3,126,374	2,398,424	4,177,216	9,702,014	75,379,597
18 to 35 months	89,776,541	3,700,216	2,394,549	3,986,095	10,080,860	99,857,401
36 to 59 months	117,976,116	4,641,585	2,917,862	4,693,326	12,252,773	130,228,889
60+ months	758,435,883	21,563,504	13,334,622	20,587,802	55,485,928	813,921,811
Tax advance loans	2,772,634	1,504,446	22,376	70,061	1,596,883	4,369,517
Total gross loans	1,111,726,572	40,572,535	27,655,734	45,681,077	113,909,346	1,225,635,918
Unearned interest, insurance and fees	(282,034,628)	(7,588,025)	(7,590,060)	(12,107,391)	(27,285,476)	(309,320,104)
Total net loans	$ 829,691,944	$ 32,984,510	$ 20,065,674	$ 33,573,686	$ 86,623,870	$ 916,315,814
Percentage of period-end gross loans receivable		3.3%	2.3%	3.7%	9.3%	

The following table is an aging analysis on a recency basis at amortized cost of the Company's gross loans receivable at March 31, 2024:

| Customer Tenure | Current | Days Past Due - Recency Basis | | | Total Past Due | Total Loans |
		30 - 60	61 - 90	Over 90		
0 to 5 months	$ 56,802,704	$ 4,720,149	$ 4,496,518	$ 7,680,197	$ 16,896,864	$ 73,699,568
6 to 17 months	60,634,735	3,155,423	2,075,608	3,750,973	8,982,004	69,616,739
18 to 35 months	126,843,010	5,057,256	3,224,662	5,215,800	13,497,718	140,340,728
36 to 59 months	165,694,013	6,159,335	3,519,743	6,026,202	15,705,280	181,399,293
60+ months	751,720,050	20,183,999	10,930,545	16,869,326	47,983,870	799,703,920
Tax advance loans	7,442,520	4,943,545	1,650	1,293	4,946,488	12,389,008
Total gross loans	1,169,137,032	44,219,707	24,248,726	39,543,791	108,012,224	1,277,149,256
Unearned interest, insurance and fees	(301,616,958)	(7,677,494)	(6,674,554)	(10,777,130)	(25,129,178)	(326,746,136)
Total net loans	$ 867,520,074	$ 36,542,213	$ 17,574,172	$ 28,766,661	$ 82,883,046	$ 950,403,120
Percentage of period-end gross loans receivable		3.5%	1.9%	3.1%	8.5%	

The following table provides a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2025:

| Loans | Current | Days Past Due - Contractual Basis | | | Total Past Due | Total Loans |
		30 - 60	61 - 90	Over 90		
0 to 5 months	$ 75,594,279	$ 6,149,270	$ 6,896,035	$ 13,239,119	$ 26,284,424	$ 101,878,703
6 to 17 months	64,188,458	3,112,624	2,739,963	5,338,552	11,191,139	75,379,597
18 to 35 months	87,012,982	3,864,242	2,986,200	5,993,977	12,844,419	99,857,401
36 to 59 months	114,388,973	4,869,065	3,611,704	7,359,147	15,839,916	130,228,889
60+ months	742,144,019	23,878,983	17,017,849	30,880,960	71,777,792	813,921,811
Tax advance loans	2,746,535	1,492,967	19,812	110,203	1,622,982	4,369,517
Total gross loans	1,086,075,246	43,367,151	33,271,563	62,921,958	139,560,672	1,225,635,918
Unearned interest, insurance and fees	(276,573,216)	(7,561,258)	(9,034,007)	(16,151,623)	(32,746,888)	(309,320,104)
Total net loans	$ 809,502,030	$ 35,805,893	$ 24,237,556	$ 46,770,335	$106,813,784	$ 916,315,814
Percentage of period-end gross loans receivable		3.5%	2.7%	5.1%	11.3%	

The following table provides a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2024:

| Loans | Current | Days Past Due - Contractual Basis | | | Total Past Due | Total Loans |
		30 - 60	61 - 90	Over 90		
0 to 5 months	$ 55,572,691	$ 4,645,860	$ 4,784,273	$ 8,696,744	$ 18,126,877	$ 73,699,568
6 to 17 months	58,920,283	2,990,455	2,364,202	5,341,799	10,696,456	69,616,739
18 to 35 months	123,878,546	5,246,778	3,813,284	7,402,120	16,462,182	140,340,728
36 to 59 months	161,614,270	6,388,791	4,435,367	8,960,865	19,785,023	181,399,293
60+ months	738,238,289	21,881,920	13,909,202	25,674,509	61,465,631	799,703,920
Tax advance loans	7,441,661	4,942,757	—	4,590	4,947,347	12,389,008
Total gross loans	1,145,665,740	46,096,561	29,306,328	56,080,627	131,483,516	1,277,149,256
Unearned interest, insurance and fees	(296,584,056)	(7,544,366)	(7,936,622)	(14,681,092)	(30,162,080)	(326,746,136)
Total net loans	$ 849,081,684	$ 38,552,195	$ 21,369,706	$ 41,399,535	$101,321,436	$ 950,403,120
Percentage of period-end gross loans receivable		3.6%	2.3%	4.4%	10.3%	

The Company elected not to record an allowance for credit losses for accrued interest as outlined in ASC 326-20-30-5A. Loans are placed on nonaccrual status when management determines that the full payment of principal and collection of interest according to contractual terms is no longer likely. The accrual of interest is discontinued when a loan is 61 days or more past the contractual due date. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. While a loan is on nonaccrual status, interest income is recognized only when a payment is received. Once a loan moves to nonaccrual status, it remains in nonaccrual status until it is paid out, charged off or refinanced.

The following table presents unpaid accrued interest reversed against interest income by Customer Tenure for the years ended March 31, 2025 and 2024:

| | Unpaid Accrued Interest Reversed Against Interest Income | |
	2025	2024
Customer Tenure		
0 to 5 months	$ **(5,983,271)**	$ (5,337,474)
6 to 17 months	**(2,960,850)**	(3,251,451)
18 to 35 months	**(3,025,057)**	(3,382,070)
36 to 59 months	**(3,272,098)**	(4,056,209)
60+ months	**(12,138,391)**	(10,494,632)
Total	$ **(27,379,667)**	$ (26,521,836)

The following table presents the amortized cost basis of loans on nonaccrual status as of March 31, 2025 and March 31, 2024, as well as interest income recognized on nonaccrual loans for the years ended March 31, 2025, 2024, and 2023:

| | Nonaccrual Loans Receivable | | | | |
Customer Tenure	As of March 31, 2025	As of March 31, 2024	Interest Income Recognized Fiscal 2025	Interest Income Recognized Fiscal 2024	Interest Income Recognized Fiscal 2023
0 to 5 months	$ **19,169,040**	$ 13,971,062	$ **791,235**	$ 1,024,573	$ 2,032,098
6 to 17 months	**8,510,132**	8,507,503	**986,271**	1,522,705	1,815,167
18 to 35 months	**10,024,500**	12,569,729	**1,495,744**	1,730,680	2,385,356
36 to 59 months	**12,151,649**	15,250,596	**1,837,922**	2,364,522	2,357,340
60+ months	**52,154,586**	45,091,589	**6,422,145**	6,547,368	7,017,026
Unearned interest, insurance and fees	**(23,775,911)**	(21,517,317)	—	—	—
Total	$ **78,233,996**	$ 73,873,162	$ **11,533,317**	$ 13,189,848	$ 15,606,987

As of March 31, 2025 and March 31, 2024, there were no loans receivable 61 days or more past due, not on nonaccrual status, and no loans receivable on nonaccrual status with no related allowance for credit losses.

The following is a summary of the changes in the allowance for credit losses for the years ended March 31, 2025, 2024, and 2023:

	2025	2024	2023
Balance at beginning of period	$ 102,962,811	$ 125,552,733	$ 134,242,862
Provision for credit losses	169,215,395	156,973,220	259,463,199
Charge-offs[1]	(190,796,232)	(210,544,759)	(302,380,145)
Recoveries[2]	21,965,155	30,981,617	34,226,817
Net charge-off	(168,831,077)	(179,563,142)	(268,153,328)
Balance at end of period	$ 103,347,129	$ 102,962,811	$ 125,552,733

[1] The Company saw a significant increase in charge-offs in fiscal 2023 primarily due to the higher proportion of NBs at the beginning of the fiscal year. Additionally, NBs originated in fiscal 2022 performed worse than expected as a result of the rapid rise in inflation during Q4 of fiscal 2022. Fiscal 2024 saw a significant decrease in charge-offs primarily due to the Company's continued focus on credit quality and a conservative approach to its lending operations.

[2] Recoveries for the year ended March 31, 2025, 2024, and 2023 include $12.0 million, $19.3 million, and $15.8 million, respectively, in proceeds related to the sale of charge-offs, which are included as a component of Provision for credit losses in the Consolidated Statements of Operations. Of the $12.0 million in fiscal 2025, $1.5 million relates to bulk sales of charge-offs from prior periods and $10.5 million relates to recurring sales of charge-offs. Of the $19.3 million in fiscal 2024, $5.7 million relates to bulk sales of charge-offs from prior periods and $13.6 million relates to recurring sales of charge-offs. Of the $15.8 million in fiscal 2023, $8.4 million relates to bulk sales of charge-offs from prior periods and $7.4 million relates to recurring sales of charge-offs.

(3) Property and Equipment

Property and equipment consist of:

	March 31, 2025	March 31, 2024
Land	$ 100,443	$ 100,443
Building and leasehold improvements	20,869,323	20,155,951
Furniture and equipment	59,465,807	58,814,442
	80,435,573	79,070,836
Less accumulated depreciation and amortization	(60,669,785)	(56,173,639)
Total	$ 19,765,788	$ 22,897,197

Depreciation expense was approximately $6.3 million, $6.7 million, and $6.2 million for the years ended March 31, 2025, 2024, and 2023, respectively.

(4) Intangible Assets

The following table provides the gross carrying amount and related accumulated amortization of definite-lived intangible assets:

	March 31, 2025			March 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net Intangible Asset
Customer lists	$ 55,858,615	$ (48,489,153)	$ 7,369,462	$55,730,620	$(44,796,996)	$10,933,624
Non-compete	10,534,749	(10,509,630)	25,119	10,528,143	(10,392,034)	136,109
Total	$ 66,393,364	$ (58,998,783)	$ 7,394,581	$66,258,763	$(55,189,030)	$11,069,733

The estimated amortization expense for intangible assets for future fiscal years ended March 31 is as follows: $3.2 million for 2026; $2.7 million for 2027; $0.9 million for 2028; $0.4 million for 2029; $0.1 million for 2030; and an aggregate of $0.1 million for the years thereafter.

(5) **Goodwill**

As of March 31, 2025 and 2024, goodwill was $7.4 million. There were no goodwill additions during fiscal 2025 and 2024. The Company performed an annual impairment test during the fourth quarters of fiscal 2025 and 2024 and determined none of its recorded goodwill was impaired.

(6) **Debt**

Senior Notes Payable; Revolving Credit Facility

At March 31, 2025, the Company's senior notes payable consisted of a $580.0 million senior revolving credit facility, which has an accordion feature permitting the maximum aggregate commitments to increase to $730.0 million provided that certain conditions are met. At March 31, 2025, the Company had $262.5 million outstanding under the facility, not including $889.7 thousand in outstanding standby letters of credit which include (i) $300.0 thousand related to worker's compensation expiring on December 31, 2025 and (ii) $589.7 thousand related to the Company's investment in captive insurance expiring on April 12, 2026. Both letters of credit automatically extend for one year on their expiration dates. To the extent that a letter of credit is drawn upon, the disbursement will be funded by the credit facility. There are no amounts due related to the letters of credit as of March 31, 2025. Subject to a borrowing base formula, the Company may borrow at the rate of one month SOFR plus 0.10% and an applicable margin of 3.5%, with a minimum rate of 4.5%. The revolving credit facility has a commitment fee of 0.50% per annum on the unused portion of the commitment. Commitment fees on the unused portion of the borrowing totaled $1.6 million, $1.6 million, and $1.3 million for the years ended March 31, 2025, 2024, and 2023, respectively. Borrowings under the revolving credit facility mature on June 7, 2026.

For the years ended March 31, 2025, 2024, and 2023 the Company's effective interest rate, including the commitment fee, was 9.5%, 9.9%, and 7.0%, respectively, and the unused amount available under the revolver at March 31, 2025 was $316.7 million.

Substantially all of the Company's assets are pledged as collateral for borrowings under the revolving credit agreement.

Senior Unsecured Notes Payable

On September 27, 2021, we issued $300 million in aggregate principal amount of 7.0% senior notes due 2026. The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Company's existing and certain of its future subsidiaries that guarantee the revolving credit facility. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing May 1, 2022. At any time prior to November 1, 2023, the Company could have redeemed the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium, as described in the indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. At any time on or after November 1, 2023, the Company may redeem the Notes at redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to November 1, 2023, the Company could have used the proceeds of certain equity offerings to redeem up to 40.0% of the aggregate principal amount of the Notes issued under the indenture at a redemption price equal to 107.0% of the principal amount of Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

We used the net proceeds from this offering to repay a portion of the outstanding indebtedness under our revolving credit facility and for general corporate purposes.

During fiscal 2025, the Company repurchased and extinguished $89.0 million of its Notes, net of $0.6 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $88.0 million.

During fiscal 2024, the Company repurchased and extinguished $15.7 million of its Notes, net of $0.2 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $14.1 million.

During fiscal 2023, the Company repurchased and extinguished $9.0 million of its Notes, net of $0.1 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $7.2 million.

As a result, the Company recognized a $1.0 million, $1.6 million and $1.8 million gain on extinguishment for the years ended March 31, 2025, 2024, and 2023, respectively. In accordance with ASC 470, the Company recognized the gain on extinguishment as a component of interest expense in the Company's Consolidated Statements of Operations.

Debt Covenants

The agreement governing the Company's revolving credit facility contains affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, pay dividends and repurchase or redeem capital stock, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, redeem or prepay subordinated debt, amend subordinated debt documents, make changes in the nature of its business, and engage in transactions with affiliates. The agreement allows the Company to incur subordinated debt that matures after the termination date for the revolving credit facility and that contains specified subordination terms, subject to limitations on amount imposed by the financial covenants under the agreement. The agreement's financial covenants include (i) a minimum consolidated net worth of $325.0 million on and after December 31, 2020; (ii) a maximum ratio of total debt to consolidated adjusted net worth of 2.25 to 1.0 for the fiscal quarter ended December 31, 2023 and each fiscal quarter thereafter; (iii) a maximum collateral performance indicator of 26.0% as of the end of each calendar month; and (iv) a minimum fixed charges coverage ratio of 2.0 to 1.0 for the fiscal quarters ending December 31, 2023 through December 2024, and 2.25 to 1.0 for each fiscal quarter thereafter, where the ratio for the most recent four consecutive fiscal quarters must be at least 2.0 to 1.0 in order for the Company to declare dividends or purchase any class or series of its capital stock or other equity.

The collateral performance indicator is equal to the sum of (a) a three-month rolling average rate of receivables at least sixty days past due and (b) an eight-month rolling average net charge-off rate.

The Company was in compliance with these covenants at March 31, 2025 and does not believe that these covenants will materially limit its business and expansion strategy.

The agreement contains events of default including, without limitation, nonpayment of principal, interest or other obligations, violation of covenants, misrepresentation, cross-default to other debt, bankruptcy and other insolvency events, judgments, certain ERISA events, actual or asserted invalidity of loan documentation, invalidity of subordination provisions of subordinated debt, certain changes of control of the Company, and the occurrence of certain regulatory events (including the entry of any stay, order, judgment, ruling or similar event related to the Company's or any of its subsidiaries' originating, holding, pledging, collecting or enforcing its eligible loans receivables that is material to the Company or any subsidiary) which remains unvacated, undischarged, unbonded or unstayed by appeal or otherwise for a period of 60 days from the date of its entry and is reasonably likely to cause a material adverse change.

The indenture governing the Notes contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to (i) incur additional indebtedness or issue certain disqualified stock and preferred stock; (ii) pay dividends or distributions or redeem or purchase capital stock; (iii) prepay subordinated debt or make certain investments; (iv) transfer and sell assets; (v) create or permit to exist liens; (vi) enter into agreements that restrict dividends, loans and other distributions from their subsidiaries; (vii) engage in a merger, consolidation or sell, transfer or otherwise dispose of all or substantially all of their assets; and (viii) engage in transactions with affiliates. However, these covenants are subject to a number of important detailed qualifications and exceptions.

Debt Maturities

As of March 31, 2025, the aggregate annual maturities of the Company's debt arrangements for each of the five fiscal years subsequent to March 31, 2025 were as follows:

2026	$	—
2027		447,857,475
2028		—
2029		—
2030		—
Total future debt payments	$	447,857,475

(7) Insurance and Other Income

Insurance and other income for the years ending March 31, 2025, 2024, and 2023 consist of:

	2025	2024	2023
Insurance revenue	$ 49,471,282	$ 59,237,299	$ 67,153,063
Tax return preparation revenue	37,168,786	29,499,378	23,970,639
Auto club membership revenue	5,662,340	8,041,245	9,661,126
Other	7,448,540	7,907,619	7,424,855
Insurance and other income	$ 99,750,948	$ 104,685,541	$ 108,209,683

The Company has a wholly-owned, captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company. Certain coverages currently sold by the Company on behalf of the unaffiliated insurance carrier are ceded by the carrier to the captive insurance subsidiary, providing the Company with an additional source of income derived from the earned reinsurance premiums. Insurance premiums are ceded to the reinsurance subsidiary as written, and revenue is recognized over the life of the related insurance contracts. For the years ended March 31, 2025, 2024, and 2023, the amount of net written premiums by the reinsurance subsidiary were $6.1 million, $7.2 million, and $9.0 million, respectively, and the amount of earned premiums were $7.1 million, $8.2 million, and $9.1 million, respectively.

The Company maintains a cash reserve for claims in an amount determined by the ceding company, and as of March 31, 2025 and 2024, the cash reserves were $4.0 million and $4.9 million, respectively.

(8) Non-filing Insurance

The Company maintains non-filing insurance coverage with an unaffiliated insurance company. The following is a summary of the non-filing insurance activity for the years ended March 31, 2025, 2024, and 2023:

	2025	2024	2023
Insurance premiums written	$ 7,526,503	$ 7,103,355	$ 6,732,057
Recoveries on claims paid	$ 981,984	$ 986,384	$ 1,143,332
Claims paid	$ 7,399,215	$ 7,426,712	$ 12,026,092

(9) Leases

Accounting Policies and Matters Requiring Management's Judgment

When evaluating leases under Topic 842, the Company uses its incremental borrowing rate on its senior notes payable to determine the discount rate. Specifically, Management applies its senior notes payable's effective annual interest rate at the end of the prior fiscal year to leases entered into in the following year. For example, the senior notes payable's effective annual interest rate of 9.9% at March 31, 2024 was used as the discount rate when determining the lease type and the present value of lease payments for leases entered into in fiscal 2025.

Based on its historical practice, the Company believes it is reasonably certain to exercise a given option associated with a given office space lease. Therefore, the Company classifies all lease options for office space as "reasonably certain" unless it has specific knowledge to the contrary for a given lease. The Company does not believe it is reasonably certain to exercise any options associated with its office equipment leases.

Periodic Disclosures

The Company's operating leases consist of real estate leases for office space as well as office equipment. Both the branch real estate and office equipment lease terms generally range from three years to five years, and generally contain options to extend which mirror the original terms of the lease.

During the second quarter of fiscal 2023, the lease terms associated with the Company's finance leases expired and the Company exercised its purchase option to acquire the IT equipment. Because it was reasonably certain that the Company would obtain the assets at the end of their lease terms, the ROU assets were amortized over the useful life of the assets, rather than over the lease terms. As of March 31, 2025 and 2024, the Company had no finance leases.

The following table reports information about the Company's lease costs for the years ended March 31, 2025, 2024, and 2023:

	2025	2024	2023
Lease Cost			
Finance lease cost	$ —	$ —	$ 205,975
Amortization of ROU assets	—	—	204,552
Interest on lease liabilities	—	—	1,423
Operating lease cost	$ 25,244,452	$ 25,291,087	$ 27,408,284
Variable lease cost	3,958,271	3,823,435	3,710,560
Total lease cost	$ 29,202,723	$ 29,114,522	$ 31,324,819

The following table reports other information about the Company's leases for the years ended March 31, 2025, 2024, and 2023:

	2025	2024	2023
Other Lease Information			
Cash paid for amounts included in the measurement of lease liabilities	$ 25,158,809	$ 25,292,363	$ 26,476,133
Operating cash flows from finance leases	—	—	1,423
Operating cash flows from operating leases	25,158,809	25,292,363	26,394,643
Financing cash flows from finance leases	—	—	80,067
ROU assets obtained in exchange for new operating lease liabilities	$ 16,102,245	$ 18,024,157	$ 16,924,511
Weighted average remaining lease term — operating leases	6.4 years	6.8 years	7.1 years
Weighted-average discount rate — operating leases	7.0 %	6.3 %	6.0 %

The aggregate annual lease obligations as of March 31, 2025, are as follows:

	Operating Leases
2026	$ 22,960,545
2027	18,512,178
2028	14,992,110
2029	11,064,504
2030	7,436,457
Thereafter	22,969,812
Total undiscounted lease liability	$ 97,935,606
Imputed interest	19,245,883
Total discounted lease liability	$ 78,689,723

The Company had no leases with related parties as of March 31, 2025 or 2024.

(10) Income Taxes

The Company recognizes the investment of the HTC under the proportional amortization method which allows the investment to be recognized in proportion to the tax credit as a component of income tax expense. As of March 31, 2025 and 2024, investment in HTC was $15.9 million and $24.8 million, respectively, which is included as a component of Other assets, net and Accounts payable and accrued expenses in the Consolidated Balance Sheets. The Company recognized net amortization from these investments of $17.8 million and $8.8 million for the years ended March 31, 2025 and 2024, respectively, in income tax expense. The Company recognized tax benefits from these investments of $19.6 million and $9.7 million during the years ended March 31, 2025 and 2024, respectively, in income tax expense and in Income taxes payable in the Consolidated Statements of Cash Flows. The Company did not recognize any non-tax related activity or have any significant modifications to its investments during the current fiscal year.

Income tax expense (benefit) consists of:

	Current	Deferred	Total
Year ended March 31, 2025			
Federal	**$ 21,453,743**	**$ (2,729,425)**	**$ 18,724,318**
State and local	**3,138,466**	**381,195**	**3,519,661**
	$ 24,592,209	**$ (2,348,230)**	**$ 22,243,979**
Year ended March 31, 2024			
Federal	$ 9,592,743	$ 8,325,695	$ 17,918,438
State and local	1,732,162	2,411,909	4,144,071
	$ 11,324,905	$ 10,737,604	$ 22,062,509
Year ended March 31, 2023			
Federal	$ 7,135,030	$ (1,430,623)	$ 5,704,407
State and local	880,838	(671,462)	209,376
	$ 8,015,868	$ (2,102,085)	$ 5,913,783

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax expense for March 31, 2025, 2024 and 2023 are summarized as follows:

	2025	2024	2023
Expected income tax	**$ 23,516,929**	$ 20,875,624	$ 5,700,613
Increase (reduction) in income taxes resulting from:			
State tax (excluding state tax credits), net of federal benefit	**3,034,552**	3,513,226	328,026
Federal tax credits, net	**(1,922,712)**	(1,034,091)	(200,203)
State tax credits	**(254,020)**	(239,410)	(162,619)
Uncertain tax positions	**26,631**	(16,802)	(1,151,234)
Expiration of capital loss carryforward	**—**	7,773,559	—
Executive compensation limitation under Section 162(m)	**364,892**	62,686	732,504
Forfeiture of the $20.45 Performance Shares and partial forfeiture of the $16.35 Performance Shares	**(2,587,552)**	—	—
Excess tax benefits related to equity compensation	**(182,098)**	(347,806)	(73,644)
Decrease in valuation allowance related to capital loss carryforward	**—**	(7,773,559)	—
Prior year adjustments	**(54,152)**	(1,135,270)	238,187
Other, net	**301,509**	384,352	502,153
	$ 22,243,979	$ 22,062,509	$ 5,913,783

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2025 and 2024 are presented below:

	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 25,693,205	$ 25,538,524
Unearned insurance commissions	9,407,895	10,944,327
Accrued expenses primarily related to employee benefits	6,181,990	10,234,369
Reserve for uncollectible interest	993,241	990,192
Lease liability	19,359,479	20,217,720
Intangible assets	1,965,939	1,701,995
Foreign tax credit carryforward	5,639,649	3,254,926
Capital loss carryforward	192,767	192,767
State net operating loss carryforwards	6,005,260	5,481,746
Gross deferred tax assets	75,439,425	78,556,566
Less valuation allowance	(8,695,894)	(8,094,712)
Net deferred tax assets	66,743,531	70,461,854
Deferred tax liabilities:		
Fair value adjustment for loans receivable	(7,713,732)	(12,357,392)
Property and equipment	(3,510,245)	(3,912,030)
Deferred loan origination costs	(1,366,926)	(1,239,726)
Prepaid expenses	(1,529,317)	(1,662,717)
ROU assets	(18,750,736)	(19,619,875)
Other	(581,501)	(727,270)
Gross deferred tax liabilities	(33,452,457)	(39,519,010)
Deferred income taxes, net	$ 33,291,074	$ 30,942,844

At March 31, 2025, the Company had state net operating loss carryforwards of approximately $102.0 million. A deferred tax asset of approximately $6.0 million was recorded to reflect the benefit of these losses. Of this $6.0 million, $0.8 million is expected to be recognized. The state net operating loss carryforward will expire between 2031 and 2043.

The valuation allowance for deferred tax assets increased by $0.6 million for the year ended March 31, 2025 when compared to March 31, 2024. The valuation allowance at March 31, 2025 and 2024 was $8.7 million and $8.1 million, respectively. The valuation allowance against the total deferred tax assets as of March 31, 2025 consisted of $5.2 million from state net operating loss carryforwards in the amount of $83 million which expire from 2031 to 2043, a foreign tax credit carryforward of $3.3 million arising in relation to the Transition Tax during fiscal 2018 which expires in 2028, and $0.2 million related to the $0.9 million capital loss on the sale of the former headquarters buildings which expire from 2026 to 2027. The Company does not expect to generate enough foreign source income, state taxable income in the respective jurisdictions or capital gains in future tax years to realize these tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of the appropriate character prior to the expiration of the deferred tax assets governed by the tax code.

For each of the years ended March 31, 2025, 2024, and 2023, the Company had $1.1 million of total gross unrecognized tax benefits including interest. Of these totals, approximately $0.9 million, represents the amount of net unrecognized tax benefits that are permanent in nature and, if recognized, would affect the annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits at March 31, 2025, 2024, and 2023 are presented below:

	2025	2024	2023
Unrecognized tax benefit balance beginning of year	$ 748,289	$ 818,225	$ 1,616,116
Gross increases for tax positions of current year	73,696	105,531	129,146
Lapse of statute of limitations	(81,369)	(175,467)	(927,037)
Unrecognized tax benefit balance end of year	$ 740,616	$ 748,289	$ 818,225

At March 31, 2025, approximately $0.4 million of gross unrecognized tax benefits are expected to be resolved during the next 12 months through settlements with taxing authorities or the expiration of the statute of limitations. The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. For each of the years ended March 31, 2025, 2024, and 2023, the Company had $0.3 million accrued for gross interest, of which $0.1 million represented the current period expense for each of the years ended March 31, 2025, 2024, and 2023.

The Company is subject to U.S. income tax, as well as various other state and local jurisdictions. With the exception of a few states, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2020, although carryforward attributes that were generated prior to 2020 may still be adjusted upon examination by the taxing authorities if they either have been or will be used in a future period.

(11) Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations:

	For the year ended March 31, 2025		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income available to common shareholders	$ 89,741,398	5,425,483	$ 16.54
Effect of dilutive securities options and restricted stock	—	81,502	
Diluted EPS			
Net income available to common shareholders including dilutive securities	$ 89,741,398	5,506,985	$ 16.30

	For the year ended March 31, 2024		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income available to common shareholders	$ 77,345,227	5,748,554	$ 13.45
Effect of dilutive securities options and restricted stock	—	113,346	
Diluted EPS			
Net income available to common shareholders including dilutive securities	$ 77,345,227	5,861,900	$ 13.19

	For the year ended March 31, 2023		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income available to common shareholders	$ 21,231,990	5,749,492	$ 3.69
Effect of dilutive securities options and restricted stock	—	149,178	
Diluted EPS			
Net income available to common shareholders including dilutive securities	$ 21,231,990	5,898,670	$ 3.60

Options to purchase 255,669, 293,695, and 333,072 shares of common stock at various prices were outstanding during the years ended March 31, 2025, 2024, and 2023, respectively, but were not included in the computation of diluted EPS because the option exercise price was antidilutive.

(12) Benefit Plans

Retirement Plan

The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to the maximum designated for that year. The Company matches 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum employer contribution of 3% of compensation. The Company's expense under this plan was $1.6 million, $1.5 million, and $1.7 million, for the years ended March 31, 2025, 2024, and 2023, respectively.

Supplemental Executive Retirement Plan

The Company has instituted two supplemental executive retirement plans, which are non-qualified executive benefit plans in which the Company agrees to pay certain executives additional benefits in the future, usually at retirement, in return for continued employment by the executives. The SERPs are unfunded plans, and, as such, there are no specific assets set aside by the Company in connection with the establishment of the plans. The executives have no rights under the agreements beyond those of a general creditor of the Company. For each of the years ended March 31, 2025, 2024, and 2023, contributions of $0.5 million were charged to expense related to the SERP. The unfunded liability, which is included as a component of accounts payable and accrued expenses in the Company's Consolidated Balance Sheets was $5.3 million and $5.5 million as of March 31, 2025 and 2024, respectively.

For the three years presented, the unfunded liability was estimated using the following assumptions: an annual salary increase of 3.5% for all 3 years; a discount rate of 6.0% for all 3 years; and a retirement age of 65.

Executive Deferred Compensation Plan

The Company has an Executive Deferral Plan. Eligible executives and directors may elect to defer all or a portion of their incentive compensation to be paid under the Executive Deferral Plan. As of March 31, 2025 and 2024, no executive or director had deferred any compensation under this plan.

Stock Incentive Plans

The Company maintains the 2008 Plan, the 2011 Plan, and the 2017 Plan for the benefit of certain directors, officers, and key employees. Under these plans, a total of 3,350,000 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Compensation Committee. Stock options granted under these plans have a maximum duration of ten years, may be subject to certain vesting requirements, which are generally three to six years for officers, non-employee directors, and key employees, and are priced at the market value of the Company's common stock on the option's grant date. At March 31, 2025 there were a total of 475,982 shares of common stock available for grant under the 2017 Plan.

Stock-based compensation is recognized as provided under FASB ASC Topic 718-10 and FASB ASC Topic 505-50. FASB ASC Topic 718-10 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their grant date fair values. Stock-based compensation related to restricted stock is based on the number of shares expected to vest and the fair market value of the common stock on the grant date. Stock-based compensation related to stock option awards is based on the number of shares expected to vest and the estimated fair value of the awards on the grant date using the Black-Scholes valuation model. Under the Black-Scholes valuation method, the assumptions used to determine the fair value are expected volatility, expected life, average risk-free rate, and dividend yield, if any. The expected stock price volatility is based on the historical volatility of the Company's common stock for a period approximating the expected life. The expected life represents the period of time that options are expected to be outstanding after the grant date. The risk-free rate reflects the interest rate at grant date on zero coupon U.S. governmental bonds having a remaining life similar to the expected option term.

2018 Long-term Incentive Program and Non-Employee Director Awards

On October 15, 2018, the Compensation Committee and Board approved and adopted a long-term incentive program that seeks to motivate and reward certain employees and to align management's interest with shareholders' by focusing executives on the achievement of long-term results. The program is comprised of four components: Service Options, Performance Options, Restricted Stock, and Performance Shares.

Pursuant to this program, in fiscal 2019, the Compensation Committee approved certain grants of Service Options, Performance Options, Restricted Stock and Performance Shares under the 2011 Plan and the 2017 Plan to certain employee directors, vice presidents of operations, vice presidents, senior vice presidents, and executive officers. Separately, the Compensation Committee approved certain grants of Service Options and Restricted Stock to certain non-employee directors of the Company.

Under the long-term incentive program, up to 100% of the shares of restricted stock subject to the Performance Shares shall vest, if at all, based on the achievement of two trailing earnings per share performance targets established by the Compensation Committee that are based on earnings per share (measured at the end of each calendar quarter, commencing with the calendar quarter ending September 30, 2019) for the previous four calendar quarters. The Performance Shares are eligible to vest over the 2018 Performance Share Measurement Period subject to each respective employee's continued employment at the Company through the last day of the 2018 Performance Share Measurement Period (or as otherwise provided under the terms of the applicable award agreement or applicable employment agreement).

The Performance Share performance targets are set forth below.

Trailing 4-Quarter EPS Targets for September 30, 2018 through March 31, 2025	Restricted Stock Eligible for Vesting (Percentage of Award)
$16.35	40%
$20.45	60%

During the second quarter of fiscal 2025, it was determined that the $20.45 Performance Shares performance target was no longer probable of being achieved and that the $20.45 Performance Shares would likely be forfeited as of the last day of the performance period in accordance with their terms. As a result and in accordance with ASC 718, the Company reversed $18.5 million in previously recognized stock-based compensation related to the $20.45 Performance Shares during the second quarter of fiscal 2025.

On March 31, 2025, 28% of the unvested $16.35 Performance Shares, or 34,415 shares, were forfeited, which resulted in a $3.5 million release of previously recognized stock-based compensation expense, resulting in EPS of $16.36 per diluted share on a rolling four-quarter basis. Following the forfeiture, the performance target associated with the remaining 72% of the $16.35 Performance Shares, or 88,497 shares, was achieved, and such shares vested on April 25, 2025 after certification of performance achievement by the Compensation Committee.

The Restricted Stock awards typically vest in three to six equal annual installments, beginning on the first anniversary of the grant date, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement.

The Service Options typically vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement. The option price is equal to the fair market value of the common stock on the grant date and the Service Options shall have a 10-year term.

The Performance Options shall fully vest if the Company attains the trailing earnings per share target over four consecutive calendar quarters occurring between September 30, 2018 and March 31, 2025 as described below. Such performance target was established by the Compensation Committee and will be measured at the end of each calendar quarter commencing on September 30, 2019. The Performance Options are eligible to vest over the 2018 Performance Measurement Period, subject to each respective employee's continued employment at the Company through the last day of the 2018 Performance Measurement Period or as otherwise provided under the terms of the applicable award agreement or applicable employment agreement. The option price is equal to the fair market value of the common stock on the grant date and the Performance Options shall have a 10-year term. The Performance Option performance target is set forth below.

Trailing 4-Quarter EPS Targets for September 30, 2018 through March 31, 2025	Options Eligible for Vesting (Percentage of Award)
$25.30	100%

During the second quarter of fiscal 2024, it was determined that the Performance Option performance target was no longer probable of being achieved. As a result and in accordance with ASC 718, the Company reversed $4.9 million in previously recognized stock-based compensation related to these Performance Options during the second quarter of fiscal 2024.

2024 Long-term Incentive Program and Non-Employee Director Awards

On December 18, 2024, the Compensation Committee and Board approved certain grants of Service Options, Performance Options, Restricted Stock and Performance Shares under the 2017 Plan to certain employee directors, vice presidents of operations, vice presidents, senior vice presidents, and executive officers. Separately, the Compensation Committee approved certain grants of Restricted Stock to certain non-employee directors of the Company.

Up to 100% of the shares of restricted stock subject to the Performance Shares will vest, if at all, based on the achievement of certain performance goals established by the Compensation Committee related to company operational performance metrics during the 2024 Performance Share Measurement Period, for which achievement must be certified by the Compensation Committee. The Performance Shares are eligible to vest over the 2024 Performance Share Measurement Period, subject to each respective employee's continued employment at the Company through the last day of the 2024 Performance Share Measurement Period or otherwise provided under the terms of the applicable award agreement or applicable employment agreement.

The Restricted Stock awards fully vest on the first anniversary of the grant date, subject to each respective employee's continued employment at the Company through the vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement.

The Service Options vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement. The option price is equal to the fair market value of the common stock on the grant date and the Service Options have a 10-year term.

Up to 100% of the Performance Options will vest, if at all, based on the achievement of certain performance goals established by the Compensation Committee related to company operational performance metrics during the 2024 Performance Option Measurement Period, for which achievement must be certified by the Compensation Committee. The Performance Options typically vest in three equal annual installments, beginning on January 30, 2026, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement. The option price is equal to the fair market value of the common stock on the grant date and the Performance Options have a 10-year term.

Stock Options

The weighted-average fair value at the grant date for options issued during the years ended March 31, 2025, 2024, and 2023 was $58.73, $69.00, and $53.57 per share, respectively. This fair value was estimated at grant date using the weighted-average assumptions listed below.

	2025	2024	2023
Dividend yield	— %	— %	— %
Expected volatility	59.50 %	62.55 %	57.21 %
Average risk-free interest rate	4.38 %	4.69 %	3.64 %
Expected life	4.5 years	4.6 years	5.8 years

Option activity for the year ended March 31, 2025 was as follows:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Options outstanding, beginning of year	267,947	$	105.77			
Granted	39,661		112.57			
Exercised	(25,268)		93.34			
Forfeited	(111,637)[3]		100.8			
Expired	(1,549)		206.52			
Options outstanding, end of period	169,154[4]	$	111.55	5.66	$	3,469,093
Options exercisable, end of period	127,951	$	111.15	4.37	$	2,881,327

[3] As the $25.30 Performance Options performance target was not met as of March 31, 2025, 100% of the outstanding shares associated with this performance award, or 102,925 shares, were forfeited as of March 31, 2025.

[4] Of the 169,154 options outstanding, 15,703 are not yet exercisable based solely on fulfilling a service condition and another 25,500 are not yet exercisable based solely on fulfilling the performance condition associated with the Performance Options granted on December 18, 2024.

The aggregate intrinsic value reflected in the table above represents the total pre-tax intrinsic value (the difference between the closing stock price on March 31, 2025 and the exercise price, multiplied by the number of in-the-money options that are currently exercisable) that would have been received by option holders had all option holders exercised their options as of March 31, 2025. This amount will change as the stock's market price changes. The total intrinsic value and tax benefit of options exercised during the years ended March 31, 2025, 2024, and 2023 were as follows:

	2025	2024	2023
Intrinsic value of options exercised	$961,758	$1,556,871	$493,418
Tax benefit of options exercised	$235,631	$381,433	$120,887

The total fair value of stock options vested during the years ended March 31, 2025, 2024, and 2023 were $2,193,533, $2,466,706 and 2,602,858, respectively.

As of March 31, 2025, total unrecognized stock-based compensation expense related to non-vested stock options amounted to approximately $1.7 million, which is expected to be recognized over a weighted-average period of approximately 2.3 years.

Restricted Stock and Performance Shares

During fiscal 2025, the Company granted 71,186 shares of restricted stock (which are equity classified), to certain vice presidents, senior vice presidents, executive officers, and non-employee directors with a grant date weighted average fair value of $111.64 per share.

During fiscal 2024, the Company granted 3,993 shares of restricted stock (which are equity classified) to certain vice presidents and senior vice presidents with a grant date weighted average fair value of $120.12 per share.

During fiscal 2023, the Company granted 3,250 shares of restricted stock (which are equity classified) to certain vice presidents with a grant date weighted average fair value of $129.85 per share.

The total fair value of restricted stock vested during the years ended March 31, 2025, 2024, and 2023 were $7,293,854, $7,796,666, and $6,721,492, respectively.

As of March 31, 2025, there was approximately $5.7 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over the next 0.7 years based on current estimates.

A summary of the status of the Company's restricted stock as of March 31, 2025 and changes during the year ended March 31, 2025, are presented below:

	Shares	Weighted Average Fair Value at Grant Date
Outstanding at March 31, 2024	388,577	$ 101.18
Granted during the period	71,186	111.64
Vested during the period	(62,577)	104.08
Forfeited during the period	(237,503)[5]	100.64
Outstanding at March 31, 2025	159,683	$ 105.52

[5] As the $20.45 Performance Shares performance target was not met as of March 31, 2025, 100% of the outstanding shares associated with this performance award, or 185,088 shares, were forfeited as of March 31, 2025. Additionally, 34,415 of the 122,912 outstanding shares associated with the $16.35 Performance Shares performance target were forfeited.

Total Stock-Based Compensation

Total stock-based compensation included as a component of personnel expenses in the Company's Consolidated Statements of Operations during the years ended March 31, 2025, 2024, and 2023 was as follows:

	2025	2024	2023
Stock-based compensation related to equity classified units:			
Stock-based compensation (reversal) related to stock options	$ 607,275	$ (3,754,209)	$ 2,442,309
Stock-based compensation (reversal) related to restricted stock	(20,296,243)	2,071,122	6,610,526
Total stock-based compensation related to equity classified awards	$ (19,688,968)	$ (1,683,087)	$ 9,052,835

(13) Acquisitions

The Company evaluates each set of assets and activities it acquires to determine if the set meets the definition of a business according to FASB ASC Topic 805-10-55. Acquisitions meeting the definition of a business are accounted for as a business combination while all other acquisitions are accounted for as an asset purchase.

The following table sets forth the acquisition activity of the Company for the years ended March 31, 2025, 2024, and 2023:

	2025	2024	2023
Acquisitions:			
Number of loan portfolios acquired through asset purchases	6	1	50
Purchase price	$ 18,947,294	$ 1,978,815	$ 23,131,758
Tangible assets:			
Loans receivable, net	18,812,693	2,133,410	28,322,554
Purchase price amount over (below) carrying value of net tangible assets[6]	$ 134,601	$ (154,595)	$ (5,190,796)
Customer lists	$ 127,995	$ —	$ —
Non-compete agreements	6,606	—	—

[6] For acquisitions of loan portfolios at a discount during the years ended March 31, 2024 and 2023, the Company recorded a $154.6 thousand gain before income tax of $41.9 thousand and a $5.2 million gain before income tax of $1.2 million, respectively, which is included as a component of Insurance and other income, net in the Consolidated Statements of Operations.

Acquisitions that are accounted for as business combinations typically result in one or more new branches. In such cases, the Company typically retains the existing employees and the branch location from the acquisition. The purchase price is allocated to the tangible assets and intangible assets acquired based upon their estimated fair values at the acquisition date. The remainder is allocated to goodwill.

Acquisitions that are accounted for as asset purchases are typically limited to acquisitions of loan portfolios. The purchase price is allocated to the tangible assets and intangible assets acquired based upon their estimated fair values at the acquisition date. In an asset purchase, no goodwill is recorded. When the cost of an asset acquisition is less than the fair value of the net assets acquired, the benefit is allocated to nonmonetary long-lived assets acquired on a relative fair value basis. However, any assets for which the subsequent application of GAAP would result in an immediate gain (e.g., financial assets, assets held for sale) are not allocated a portion of the cost below fair value. During the year ended March 31, 2025, the remaining benefit was recorded as a discount on purchase, which is a component of Unearned interest, insurance and fees in the Company's Consolidated Balance Sheets, and amortized over the life of loans receivable acquired, which resulted in a $1.0 million discount on loans acquired in asset purchases of which $0.6 million was amortized to interest income.

The Company's acquisitions include tangible assets (generally loans and furniture and equipment) and intangible assets (generally non-compete agreements, customer lists, and goodwill), both of which are recorded at their fair values, which are estimated pursuant to the processes described below.

Acquired loans are valued at the net loan balance. Given the short-term nature of these loans, generally less than twelve months, and that these loans are priced at current rates, management believes the net loan balances approximate their fair value. Under CECL, acquired loans are included in the reserve calculations for all loan types (excluding TALs). Management includes recent acquisition activity compared to historical activity when considering reasonable and supportable forecasts as it relates to assessing the adequacy of the allowance for expected credit losses. The Company did not acquire any loans that would qualify as PCDs during the years ended March 31, 2025, 2024, and 2023.

Furniture and equipment are valued at the specific purchase price as agreed to by both parties at the time of acquisition, which management believes approximates their fair values.

Non-compete agreements are valued at the stated amount paid to the other party for these agreements, which the Company believes approximates the fair values.

Customer lists are valued with a valuation model that utilizes the Company's historical data to estimate the value of any acquired customer lists.

The results of all acquisitions have been included in the Company's Consolidated Financial Statements since the respective acquisition date. The pro forma impact of these branches as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.

(14) Fair Value

Fair Value Disclosures

The Company may carry certain financial instruments and derivative assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value measurements are grouped in three levels. The levels prioritize the inputs used to measure the fair value of the assets or liabilities. These levels are:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are less active.
- Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity's own assumptions.

The Company's financial instruments consist of cash and cash equivalents, loans receivable, the senior notes payable, and the senior unsecured notes payable. Loans receivable are originated at prevailing market rates and have an average life of up to twelve months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's senior notes payable, consisting of a senior revolving credit facility, has a variable rate based on a margin over

SOFR and reprices with any changes in SOFR. The fair value of the senior unsecured notes payable is estimated based on quoted prices in markets that are not active. The Company also considered its creditworthiness in its determination of fair value.

The carrying amounts and estimated fair values of financial assets and liabilities disclosed but not carried at fair value and their level within the fair value hierarchy are summarized below.

	Input Level	March 31, 2025		March 31, 2024	
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS					
Cash and cash equivalents	1	$ 9,730,296	$ 9,730,296	$ 11,839,460	$ 11,839,460
Loans receivable, net	3	812,968,685	812,968,685	847,440,309	847,440,309
LIABILITIES					
Senior unsecured notes payable	2	184,418,211	182,754,759	272,609,632	254,208,482
Senior notes payable	3	262,451,475	262,451,475	223,419,132	223,419,132

There were no significant assets or liabilities measured at fair value on a non-recurring basis as of March 31, 2025 and 2024.

(15) Quarterly Information (Unaudited)

The following sets forth selected quarterly operating data:

	Fiscal 2025				Fiscal 2024			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Dollars in thousands, except for earnings per share data)							
Total revenues	$129,527	$131,410	$138,633	$165,272	$139,324	$136,875	$137,750	$159,265
Provision for credit losses	45,419	46,669	44,103	33,024	46,602	40,463	40,632	29,276
General and administrative expenses	61,412	46,355	67,223	65,940	68,125	62,948	65,909	71,619
Interest expense	9,769	10,457	11,294	11,190	12,242	12,543	11,690	11,757
Income tax expense	2,980	5,800	2,624	10,840	2,816	4,839	2,853	11,555
Net income	$ 9,947	$ 22,129	$ 13,389	$ 44,278	$ 9,539	$ 16,082	$ 16,666	$ 35,058
Net income per common share:								
Basic	$ 1.82	$ 4.05	$ 2.46	$ 8.33	$ 1.65	$ 2.78	$ 2.89	6.19
Diluted	$ 1.79	$ 3.99	$ 2.45	$ 8.13	$ 1.62	$ 2.71	$ 2.84	6.09

The Company's highest loan demand occurs generally from October through December, its third fiscal quarter. Loan demand is generally lowest and loan repayment highest from January to March, its fourth fiscal quarter. Consequently, the Company experiences significant seasonal fluctuations in its operating results and cash needs. Operating results from the Company's third fiscal quarter are generally lower than in other quarters and operating results for its fourth fiscal quarter are generally higher than in other quarters.

(16) Commitments and Contingencies

From time to time, the Company is involved in litigation matters relating to claims arising out of its operations in the normal course of business.

Estimating an amount or range of possible losses resulting from litigation, government actions, and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties, or damages that are discretionary in amount, involve a large number of claimants or significant discretion by regulatory authorities, represent a change in regulatory policy or interpretation, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices. In addition, because most legal proceedings are resolved over extended periods of time, potential losses are subject to change due to, among other things, new developments, changes in legal strategy, the outcome of intermediate procedural and substantive rulings and other parties' settlement posture and their evaluation of the strength or weakness of their case against us. For these reasons, we are currently unable to predict the ultimate timing or outcome of, or reasonably estimate the possible losses or a range of possible losses resulting from, any currently pending claims. Based on information currently available, the Company does not believe that any reasonably possible losses arising from currently pending legal matters will be material to the Company's results of operations or financial conditions. However, in light of the inherent uncertainties involved in such matters, an adverse outcome in one or more of these matters could materially and adversely affect the Company's financial condition, results of operations or cash flows in any particular reporting period.

(17) Subsequent Events

On April 25, 2025, 72% of the shares subject to the $16.35 Performance Shares, or 88,497 shares, vested after certification of performance achievement by the Compensation Committee.

On April 30, 2025, the Board of Directors of the Company approved a share repurchase program authorizing the Company to repurchase up to $20.0 million of its outstanding common stock inclusive of any amount that remains available for repurchase under prior repurchase authorizations. The timing and actual number of shares repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, available funds, alternative uses of capital, restrictions under the Revolving Credit Agreement, and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

Management is not aware of any other significant events occurring subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of internal control over financial reporting as of March 31, 2025. Our assessment was based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any assumptions regarding internal control over financial reporting in future periods based on an evaluation of effectiveness in a prior period are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on using the COSO criteria, we believe our internal control over financial reporting as of March 31, 2025 was effective.

Our independent registered public accounting firm has audited the Consolidated Financial Statements included in this Annual Report and has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report.

By: /s/ R. Chad Prashad

R. Chad Prashad

President and Chief Executive Officer

Date: May 22, 2025

By: /s/ John L. Calmes, Jr.

John L. Calmes, Jr.

Executive Vice President and Chief Financial and Strategy Officer

Date: May 22, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of World Acceptance Corporation and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and its subsidiaries (the Company) as of March 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes to the consolidated financial statements and schedules (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated May 22, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As described in Notes 1 and 2 to the financial statements, the Company established an allowance for credit losses of $103.3 million as of March 31, 2025, which was estimated using the Company's current expected credit loss (CECL) model. The Company's CECL model estimates the allowance for credit losses for each Customer Tenure bucket using a historical migration analysis for the twelve most recent historical twelve-month migration periods. The Company's CECL model also includes a reserve at 100% of the outstanding balance of all loans, except for tax advance loans, greater than 90 days past due on a recency basis and not written off as of the reporting date, net of a calculated Rehab Rate. Management considers whether current credit conditions might suggest a change is needed to the allowance for credit losses by monitoring trends in first pay success for new borrowers, 60-89 day delinquencies on a recency basis, percent of loan balances that are paying, and percentage of gross loans that are acquired loans as compared to metrics in the historical migration period. If management determines that historical migration rates should be adjusted to reflect expected credit losses, a qualitative adjustment is made to reflect management's judgment regarding observable changes in recent or expected economic trends and conditions, portfolio composition, or other significant events or conditions that affect the current estimate. Management also utilizes a reasonable and supportable forecast by comparing the most recent six-month loss curves to historical loss curves to see if there are significant changes in borrower behavior that may indicate the historical migration rates should be adjusted. Management utilized significant judgment in developing qualitative factors and reasonable and supportable forecasts.

We identified the qualitative factors and reasonable and supportable forecasts of the allowance for credit losses as a critical audit matter, as auditing management's judgments of qualitative factors and reasonable and supportable forecasts required a high degree of auditor judgment and increased extent of audit effort.

Our audit procedures related to the Company's estimate of qualitative factors and reasonable and supportable forecasts of the allowance for credit losses, included the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for credit losses as of March 31, 2025, and tested such controls for design and operating effectiveness, in particular, those controls over (a) quarterly review and approval of the appropriateness of the key assumptions of the CECL model, and (b) the quarterly management review control providing approval of the allowance for credit losses, both of which cover the Company's development of qualitative factors and reasonable and supportable forecasts.
- We evaluated the reasonableness of management's methodology, including the relevance of data inputs utilized, in developing qualitative factors and reasonable and supportable forecasts.
- We tested the completeness and accuracy of data inputs utilized by management in developing qualitative factors and reasonable and supportable forecasts by comparing to internal and external source data and documents.
- We evaluated the reasonableness of management's conclusions regarding whether adjustments to historical migration rates were necessary for qualitative factors and reasonable and supportable forecasts.

/s/ RSM US LLP

We have served as the Company's auditor since 2014.

Raleigh, North Carolina
May 22, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of World Acceptance Corporation and subsidiaries

Opinion on the Internal Control Over Financial Reporting

We have audited World Acceptance Corporation and subsidiaries' (the Company's) internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of March 31, 2025 and 2024, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes to the consolidated financial statements and our report dated May 22, 2025 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Raleigh, North Carolina
May 22, 2025

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company had no disagreements on accounting or financial disclosure matters with its independent registered public accounting firm to report under this Item 9.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management assessed our internal control over financial reporting as of March 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Management's Report on Internal Control over Financial Reporting is included in Part II, Item 8 of this Form 10-K. We reviewed the results of management's assessment with the Audit Compliance Committee of our Board of Directors.

Attestation Report of Public Accounting Firm

Our independent registered public accounting firm, RSM US LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. RSM US LLP has issued an attestation report concurring with management's assessment, which is included at the end of Part II, Item 8 of this Form 10-K.

Inherent Limitations on Effectiveness of Controls

Our management, including the principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information

During the quarter ended March 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted, modified or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

Information contained under the captions "Proposal 1 - Election of Directors," "Corporate Governance," and "Delinquent Section 16(a) Reports" (if any) in the Proxy Statement is incorporated herein by reference in response to this Item 10. The information in response to this Item 10 regarding the executive officers of the Company is contained in Item 1, Part I hereof under the caption "Information about our Executive Officers."

Insider Trading Policies and Procedures

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (which was filed with the SEC on May 23, 2024).

Item 11. Executive Compensation

Information contained under the captions "Corporate Governance," "Executive Compensation," "Director Compensation," and "Compensation Discussion and Analysis" in the Proxy Statement is incorporated herein by reference in response to this Item 11. The "Report of the Compensation Committee" in the Proxy Statement, which shall be deemed furnished, but not filed herewith, is incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners, Management and Related Stockholder Matters

Information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated by reference herein in response to this Item 12.

For additional information on our stock option plans, see Note 12 in the Notes to Consolidated Financial Statements for the year ended March 31, 2025.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information contained under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance" in the Proxy Statement is incorporated by reference in response to this Item 13.

Item 14. Principal Accountant Fees and Services

Information contained under the proposal captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated by reference in response to this Item 14.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a)(1)   The following Consolidated Financial Statements of the Company and Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report under Item 8.

Consolidated Financial Statements:

        Consolidated Balance Sheets at March 31, 2025 and 2024

        Consolidated Statements of Operations for the fiscal years ended March 31, 2025, 2024, and 2023

        Consolidated Statements of Shareholders' Equity for the fiscal years ended March 31, 2025, 2024, and 2023

        Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2025, 2024, and 2023

        Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 49)

(a)(2)   Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included elsewhere in the Consolidated Financial Statements.

(a)(3)   Exhibits

The list of exhibits filed as a part of this Form 10-K is set forth on the Exhibit Index immediately preceding the signatures to this Form 10-K and is incorporated by reference in this Item 15(a)(3).

(b)   Exhibits

The exhibits listed in the accompanying Exhibit Index are filed as a part of this Annual Report on Form 10-K.

(c)   Separate Financial Statements and Schedules

Financial statement schedules have been omitted since the required information is included in our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Item 16.   Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ACCEPTANCE CORPORATION

By: /s/ R. Chad Prashad
R. Chad Prashad
President and Chief Executive Officer
Date: May 22, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ R. Chad Prashad	/s/ John L. Calmes, Jr.
R. Chad Prashad	John L. Calmes, Jr.
President, Chief Executive Officer and Director	Executive Vice President and Chief Financial and Strategy Officer
Signing on behalf of the registrant and as principal executive officer	*Signing on behalf of the registrant and as principal financial officer*
Date: May 22, 2025	Date: May 22, 2025

/s/ Scott McIntyre	
Scott McIntyre	
Senior Vice President of Accounting	
Signing on behalf of the registrant and as principal accounting officer	
Date: May 22, 2025	

/s/ Ken R. Bramlett, Jr.	/s/ Scott J. Vassalluzzo
Ken R. Bramlett, Jr.	Scott J. Vassalluzzo
Chairman of the Board of Directors and a Director	Director
Date: May 22, 2025	Date: May 22, 2025

/s/ Charles D. Way	/s/ Darrell Whitaker
Charles D. Way	Darrell Whitaker
Director	Director
Date: May 22, 2025	Date: May 22, 2025

/s/ Beth Neuhoff	/s/ Benjamin Robinson
Beth Neuhoff	Benjamin Robinson
Director	Director
Date: May 22, 2025	Date: May 22, 2025

BOARD OF DIRECTORS

Ken R. Bramlett Jr.
Private Investor

Elizabeth R. Neuhoff
Retired - President and CEO
Neuhoff Communications

R. Chad Prashad
President and Chief Executive Officer
World Acceptance Corporation

Benjamin E. Robinson, III
Private Investor

Scott J. Vassalluzzo
Managing Member
Prescott General Partners, LLC

Charles D. Way
Private Investor

Darrell E. Whitaker
President and Chief Operating Officer
IMI Resort Holdings, Inc.

CORPORATE OFFICERS

R. Chad Prashad
President and Chief Executive Officer

John L. Calmes, Jr.
Executive Vice President, Chief Financial and
Strategy Officer and Treasurer

D. Clinton Dyer
Executive Vice President,
Chief Branch Operations Officer

Luke J. Umstetter
Senior Vice President, General Counsel,
Chief Compliance Officer, and Secretary

Scott McIntyre
Senior Vice President, Accounting

A. Lindsay Caulder
Senior Vice President, Human Resources

Jason E. Childers
Senior Vice President, Information Technology

Robert D. Edwards
Senior Vice President, Operations Performance

J. Tobin Turner
Senior Vice President, Strategy and Analytics

Denise Bice
Vice President, Strategic Initiatives and Special Projects

Justin T. Bradley
Deputy General Counsel

Riley T. Brock
Vice President, Information Security

Zachary W. Denton
Vice President, Predictive Analytics

Brian D. Hoff
Vice President, IT Business Applications

Blair Leann Best Jones
Vice President, Internal Audit

Keith T. Littrell
Vice President, Tax, and Assistant Secretary

Amanda O. Parker
Vice President, Accounting

Tyrone Salters
Vice President, IT Operations

Thomas M. Wagner, Jr.
Vice President, Customer Success

Rodney D. Ernest
Senior Vice President of Operations

Jeff L. Tinney
Senior Vice President of Operations

Common Stock

World Acceptance Corporation's common stock trades on the Nasdaq Global Select Market under the symbol: WRLD. As of July 9, 2025, there were 20 shareholders of record, and the Company believes there are a significant number of persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date, there were 5,446,636 shares of common stock outstanding.

The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sales price on July 9, 2025, was $174.97.

Market Price of Common Stock

Fiscal 2025

Quarter	High	Low
First	$ 149.31	$ 118.13
Second	147.00	101.85
Third	128.21	106.15
Fourth	161.63	107.97

Fiscal 2024

Quarter	High	Low
First	$ 147.31	$ 75.40
Second	160.07	123.77
Third	141.21	94.57
Fourth	148.96	117.41

The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company's debt agreements also contain certain limitations on the Company's ability to pay dividends.

Executive Offices

World Acceptance Corporation
Post Office Box 6429 (29606)
104 South Main Street, Suite 400 (29601)
Greenville, South Carolina
(864) 298-9800

Transfer Agent

Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, New York 10005
(800) 937-5449

Legal Counsel

Alston & Bird, LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

Independent Registered Public Accounting Firm

RSM US LLP
5444 Wade Park Blvd, Suite 350
Raleigh, NC 27607

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission ("SEC"), may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company, or may be viewed at the SEC's website (SEC.gov). In addition to the copy contained herein, the Form 10-K can also be reviewed or downloaded from the Company's website: http://www.loansbyworld.com.

For Further Information

Secretary and General Counsel
World Acceptance Corporation
legal@worldacceptance.com
(864) 298-9800

World Acceptance Corporation
2025 Annual Report

